As filed with the Securities and Exchange Commission on September 28, 2001.

                                                     Registration No. 33-83624


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           ---------------------------
                         POST-EFFECTIVE AMENDMENT NO. 3
                             TO FORM S-1 ON FORM S-4
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933


                           ---------------------------
                             FIRST LOOK MEDIA, INC.
                        (f/k/a Overseas Filmgroup, Inc.)
             (Exact name of registrant as specified in its charter)

             Delaware                     7812                   13-3751702
(State or other jurisdiction of  (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number)   Identification
                                                               Number)
                       8800 Sunset Boulevard, Third Floor
                          Los Angeles, California 90069
                                 (301) 855-1199
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                           ---------------------------

                               William F. Lischak
         Chief Operating Officer, Chief Financial Officer and Secretary
                             First Look Media, Inc.
                       8800 Sunset Boulevard, Third Floor
                          Los Angeles, California 90069
                                 (310) 855-1199
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                           ---------------------------
                                   Copies to:
                             David Alan Miller, Esq.
                                 Graubard Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881


         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: |_|

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering: |_|

                                               CALCULATION OF REGISTRATION FEE


============================================= =============== =================== ================ ==================
                                                                                     Proposed
                                                                   Proposed           Maximum
           Title of Each Class of              Amount to be    Maximum Offering      Aggregate         Amount of
        Securities to be Registered             Registered     Price Per Share    Offering Price   Registration Fee
--------------------------------------------- --------------- ------------------- ---------------- ------------------

Common Stock, par value $.001 per share(1)       321,429(2)        $0.70(3)        $225,000 (4)       $56.25 (5)
============================================= =============== =================== ================ ==================


(1) The shares of common stock being registered hereby are being offered by us in exchange for any and all of the outstanding redeemable common stock purchase warrants that were issued in our initial public offering in February 1995.


(2) This amount plus any additional shares issued due to the rounding of fractional shares.

(3) Calculated based on the aggregate market value of the warrants to be received by us in exchange for one share of common stock, pursuant to Rule 457(f)(1) under the Securities Act of 1933, using the last sale price of a warrant ($0.05) reported on the OTC Bulletin Board on August 24, 2001 (the last date on which a trade was reported).

(4)      Calculated based on the price calculated in accordance with footnote
         (2), above, multiplied by the number of shares of common stock being registered.

(5) This fee was previously paid by us in connection with the registration of the shares of our common stock issuable upon exercise of the warrants on Form S-1 (No. 33-83624), declared effective by the SEC in February 1995.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not issue these shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these shares and it is not soliciting an offer to buy these shares in any state where the offer or sale is not permitted.


                  Subject to completion, dated September 28, 2001


                             Preliminary Prospectus

                             FIRST LOOK MEDIA, INC.

         We hereby offer up to approximately 321,429 shares of our common stock in exchange for the outstanding warrants that were issued in connection with our initial public offering in February 1995. The exchange offer is made pursuant to the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

         In the exchange offer, we will exchange .0714 of a share of our common stock for every one of our outstanding warrants tendered and accepted by us for exchange. No fractional shares of common stock will be issued in the exchange offer. Fractional shares will be rounded up to the nearest whole share based upon the aggregate number of warrants tendered by the holder or its agent in the exchange offer.

         Our common stock and warrants are traded on the OTC Bulletin Board under the symbols "FRST" and "FRSTW," respectively. On September 25, 2001, the last day a trade for our common stock was reported, the last reported sale price of our common stock was $0.53. On August 24 , 2001, the last day a trade of our warrants was reported, the last reported sale price of our warrants was $0.05.

         We reserve the right not to proceed with the exchange offer, as well as the right to modify the terms of the exchange offer. The exchange offer is conditioned upon certain customary conditions. We, in our sole discretion, subject to applicable law, may waive any of these conditions, in whole or in part, at any time.


         The exchange offer will expire at 5:00 p.m. New York City time on November 14, 2001 unless extended by us.



                           ---------------------------

         See "Risk Factors" beginning on page 7 for a discussion of certain information that should be considered in connection with the exchange offer.

                           ---------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is September __, 2001.

                                                              Table of Contents

Prospectus Summary..........................................................1
Summary of the Exchange Offer...............................................3
Risk Factors................................................................7
Selected Consolidated Financial Information................................15
Selected Quarterly Financial Information...................................16
Management's Discussion and Analysis of Financial
    Condition and Results of Operations....................................18
Certain Pro Forma Effects of the Exchange Offer............................26
Price Range of Our Common Stock and Warrants...............................27
The Exchange Offer.........................................................29
Our Business...............................................................39
Management.................................................................66
Certain Relationships and Related Transactions.............................77
Principal Stockholders.....................................................78
Description of Securities..................................................81
Certain United States Federal Income Tax Considerations....................84
Legal Matters..............................................................86
Experts....................................................................86
Where You Can Find More Information........................................86


                           ---------------------------

         No person is authorized by us to give any information or to make any representations, other than those contained herein, in connection with the solicitation and the offering made by this prospectus and, if given or made, such information or representations should not be relied upon as having been authorized. This prospectus does not constitute the solicitation of the sale of, or an offer to sell, or a solicitation of the purchase of, or an offer to purchase, any securities in any jurisdiction in which such solicitation or offering may not lawfully be made.

                           ---------------------------

         This prospectus incorporates important business and financial information about us that is not included or delivered with this document. This information is available without charge to our securityholders upon written or oral request made to us. Our address is 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069 and our telephone number is (310) 855-1199. In order to obtain timely delivery of any such information, you must make any request for it no later than five business days prior to the expiration date of the exchange offer described herein.

                               Prospectus Summary

         The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including notes thereto, appearing elsewhere in this prospectus. You are urged to read this prospectus in its entirety.

Our Business

         We specialize in the acquisition and direct distribution of, and worldwide license and sale of distribution rights to, independently produced feature films in a wide variety of genres, including action, art-house, comedy, drama, foreign language, science fiction and thrillers. We have accumulated a library of distribution rights in various media and markets to more than 250 films. Additionally, we recently established a television commercial production division and expect to produce television commercials for domestic and international markets in the second half of 2001.

         We have focused primarily on licensing theatrical, video, pay television, free television, satellite and other distribution rights to foreign sub-distributors in major international territories and regions. These activities accounted for approximately 66.3% of our total revenues in 2000 and approximately 66.8% of our total revenues in the six-month period ended June 30, 2001.

         We engage directly in domestic theatrical distribution through our First Look Pictures division and domestic video distribution through our First Look Home Entertainment division. Our theatrical distribution activities include booking motion pictures for exhibition at movie theaters, arranging for the manufacture of release prints from film negatives, and promoting motion pictures with advertising and publicity campaigns. Our video distribution activities include the promotion and sale of videocassettes to local, regional and national video retailers. We have also recently launched a television commercial production division. In connection with our new television commercial production division, we have hired experienced management and supporting staff, leased office and production space and engaged directors of television commercial productions.

Corporate Information

         Our company was incorporated in Delaware in December 1993 under the name "Entertainment/Media Acquisition Corporation" in order to acquire an operating business in the entertainment and media industry. We consummated our initial public offering in February 1995, in which we sold shares of our common stock and the warrants that are the subject of the exchange offer.


         In October 1996, we merged with Overseas Filmgroup, Inc., a privately-held Delaware corporation ("Overseas Private") that had been operating since February 1980. Our company was the surviving corporation in the merger. Upon consummation of the merger, we changed our name to "Overseas Filmgroup, Inc." We operated under the name "Overseas Filmgroup, Inc." until January 2001. In January 2001, we changed our name to "First Look Media, Inc." in order to reflect the broadening of our operations beyond foreign distribution of independently produced feature films to additional areas such as theatrical and video distribution in the United States, television commercial production and Internet content development.

         Our principal executive offices are located at 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069, and our telephone number is (310) 855-1199.

                          Summary of the Exchange Offer

The offer......................     We are offering to exchange .0714 of a share
                                    of our common stock for every one of the outstanding warrants issued in our initial public offering in February 1995, that are tendered and accepted by us for exchange. No fractional shares of common stock will be issued. You will receive cash in lieu of any fractional shares. Fractional shares will be rounded up to the nearest whole share based upon the aggregate number of warrants tendered by the holder or its agent in the exchange offer.



Expiration date................     5:00 p.m., New York City time, on November
                                    14, 2001, unless extended as provided in the section of this prospectus entitled "The
                                    Exchange Offer - Expiration Date;
                                    Extensions; Termination; Amendments."

The warrants...................     As of September 28, 2001, there were
                                    4,500,000 public warrants outstanding. Each warrant currently entitles the holder to purchase one share of common stock for $5.00, subject to adjustment in certain events. Provided that a prospectus with respect to the common stock is in effect, the public warrants may be exercised at any time until February 16, 2002. We have the right to redeem the warrants under certain circumstances. See "Description of
                                    Securities - Warrants."


Purpose of the exchange
     offer.....................     To retire any and all of our public warrants
                                    through the issuance of common stock. This would allow us to simplify our capital structure, reduce the potential future dilutive impact on our per-share earnings that could be caused by the warrants, and diminish or eliminate overhang on the market price of our common stock caused by the warrants.

Conditions of the exchange
     offer.....................     The exchange offer is subject to certain
                                    customary conditions, any or all of which may be waived by us in our sole discretion, subject to applicable law. The exchange offer is not conditioned upon any minimum number of warrants being tendered. See "The
                                    Exchange Offer - Conditions of the Exchange
                                    Offer."

Effects of the exchange offer
     on our company.............    In the absence of the exchange offer, an
                                    additional 4,500,000 shares of common stock would be issued if all of the currently outstanding warrants were exercised, and we would receive the cash proceeds of such exercises.

                                    Assuming 100% participation in the exchange offer, up to approximately 321,429 shares of common stock would be issued and all of the outstanding warrants would be extinguished and we would receive no cash proceeds. The exchange offer will have no effect on total stockholders' equity (other than transaction costs). See "Background of The Exchange Offer," "Selected Consolidated Financial Information" and "Certain Pro Forma Effects of the Exchange Offer."

Effects of the exchange
     offer on you, if you
     participate...............     If you participate in the exchange offer,
                                    you will:

                                    o        receive .0714 of a share of common
                                             stock for every one warrant you
                                             tender and we accept (fractional
                                             shares to be rounded up to the
                                             nearest whole share based upon the
                                             aggregate number of warrants
                                             tendered by the holder or its agent
                                             in the exchange offer), without
                                             having to make any exercise
                                             payments;

                                    o        be able to vote the common stock
                                             received in the exchange offer on
                                             all matters that may come before
                                             the holders of our common stock;

                                    o        be able to receive dividends on
                                             such common stock, if any, when
                                             declared and paid by us; and

                                    o        participate as a holder of common
                                             stock in proceeds from any
                                             liquidation of our company after
                                             creditors and preferred security
                                             holders, if any, are paid.

                                    However, if you participate in the exchange offer, you will lose the right to purchase a share of common stock for $5.00 for each warrant held, and may be subject to certain tax consequences as a result of the exchange offer. See "Certain United States Federal Income Tax Considerations."


Effects of the exchange
     offer on you, if you
     do not participate........     If you do not participate in the exchange
                                    offer, you will retain the right to
                                    purchase, at any time until February 16, 2002, one share of common stock for $5.00 for each warrant held, subject to our right to redeem the warrants under certain circumstances. However, you should note, that if the exchange offer is consummated, we intend to delist the warrants from trading on the OTC Bulletin Board and to deregister the warrants pursuant to the Exchange Act. In such event, the trading market for, and the liquidity of an investment in, the warrants remaining outstanding would be significantly reduced.
                                    You will not have any appraisal or
                                    dissenters' rights under Delaware law.

Procedures for
     tendering warrants........     If you wish to tender your warrants, you
                                    must deliver the following documents prior to 5:00 p.m., New York City time, on the expiration date to the exchange agent at the address set forth on page 35:

                                    o        certificates representing the
                                             warrants being tendered together
                                             with a letter of transmittal
                                             properly completed and duly
                                             executed by you and all other
                                             documents required by the letter of
                                             transmittal; or

                                    o        if you wish to tender by guaranteed
                                             delivery, a properly completed and
                                             duly executed guaranteed delivery
                                             form. See "The Exchange Offer -
                                             Procedure for Tendering" and "-
                                             Guaranteed Delivery Procedure."

                                    If your warrants are registered in the name of brokers, dealers, commercial banks, trust companies or nominees, you are urged to contact such registered holders promptly if you wish to participate in the exchange offer. Warrants should not be sent to us.

Withdrawal of tenders..........     Tenders of warrants may be withdrawn at any
                                    time prior to 5:00 p.m., New York City time, on the expiration date. See "The Exchange
                                    Offer - Withdrawal Rights."

Acceptance of warrants and
     delivery of common stock..     We will accept all warrants properly
                                    tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date, by giving oral or written notice to the exchange agent promptly after the expiration date. We will deliver shares of common stock pursuant to the exchange offer promptly following such acceptance.
                                    See "The Exchange Offer - Acceptance of
                                    Warrants for Exchange; Delivery of Common
                                    Stock."

Certain federal income tax
     considerations............     You are urged to consult your own tax
                                    advisors as to the specific tax consequences of the exchange offer. In general, however, we believe that the exchange of common stock for warrants will be treated as a tax free recapitalization transaction. See "Certain
                                    United States Federal Income Tax
                                    Considerations."

Reimbursement of solicitation
     expenses..................     We have agreed to reimburse certain brokers
                                    for their expenses incurred in connection with the solicitation of warrants for exchange. Se will not be paying any solicitation fees.See "The Exchange Offer -
                                    Interests of Certain Persons in the Exchange
                                    Offer" and "The Exchange Offer - Payment of
                                    Solicitation Fees."

         We make no recommendation that you tender or refrain from tendering your warrants, and no one has been authorized to make any such recommendation on behalf of our company. The decision to tender is a matter for you to determine after consultation with your advisors, including tax counsel, on the basis of your own financial position and requirements.

         The delivery of this prospectus shall not, under any circumstances, create an implication that there has been no change in the affairs of our company since the date hereof or that the information herein is correct as of any time subsequent to such date.

                                  Risk Factors

         If you participate in the exchange offer, you will surrender your warrants and receive shares of our common stock, thereby changing the nature of your interest in our company. You should carefully consider the following risk factors, as well as the information set forth elsewhere in this prospectus, in determining whether to participate in the exchange offer.

                      Risks relating to the exchange offer

The consummation of the exchange offer will likely decrease the liquidity of any warrants that remain outstanding.

         If the exchange offer is consummated, we intend to deregister the warrants under the Exchange Act and delist the warrants from trading on the OTC Bulletin Board. If we do this, the trading market for, and liquidity of an investment in, any warrants remaining outstanding would be significantly reduced. Any reduction in trading liquidity could depress the market value of any remaining outstanding warrants.

At the time the exchange offer is actually consummated, the exchange ratio may not directly relate to the then-current market prices of the common stock being issued to you or the warrants being surrendered by you.

         On September 25, 2001, the last date for which a trade in our common stock was reported, the last reported sale price of our common stock as reported on the OTC Bulletin Board was $0.53. On August 24, 2001, the last date for which a trade in our warrants was reported, the last reported sale price of our warrants was $0.05. For the 30-trading day period ending on September 27, 2001, the average last sales prices of our common stock and the average last sale prices of our warrants were $0.53 and $0.04, respectively. For the 60-trading day period ending on September 27, 2001, the average last sale prices of our common stock and warrants were $0.62 and $0.04, respectively.

         The exchange ratio of .0714 of a share of common stock for every one warrant was fixed as of the date of this prospectus and represents (as of that date) a slight premium to the exchange ratio implied by the relationship between the average trading prices of our common stock and warrants for each of the dates and periods described above. However, the market prices of our common stock and warrants are subject to fluctuations, which may be exacerbated by the announcement and consummation of the exchange offer itself. On the date the exchange offer is actually consummated, the exchange ratio may not directly relate to the then-current market prices of the securities involved in the exchange offer and may not result in you receiving at least the market value that was originally contemplated at the time the exchange ratio was set.

If you participate in the exchange offer, you may give up the investment leverage afforded by the warrants.

         You will have to give up 14 warrants to receive one share of common stock in the exchange offer. It may be more beneficial for you to own our warrants as opposed to our common stock. For example, if the market price of a share of our common stock increases to $6.00, thereby exceeding the $5.00 exercise price of a warrant by $1.00, each warrant you owned would give you the ability to realize a profit equal to $1.00 (without giving effect to the price you actually paid for the warrant and applicable tax liabilities). In this scenario, if you owned 14 warrants, you could realize an aggregate profit of $14.00 by exercising all of your warrants and selling the underlying common stock. In this same scenario, if you had previously surrendered your 14 warrants in the exchange offer and received one share of common stock, you could sell the share for $6.00 and could realize a profit equal to the difference between $6.00 and your cost basis in the share. However, if you do participate in the exchange offer and surrender your warrants, you will have the ability to participate in any post-exchange offer appreciation of our common stock, even at market prices below the $5.00 exercise price of the warrants. The market price of our common stock may never exceed $5.00 and may not appreciate from the market price in effect on the date the exchange offer is consummated.

If you participate in the exchange offer, the exchange will be tax free.

         We believe that for federal income tax purposes the exchange offer will be treated as a tax free recapitalization transaction for persons tendering their warrants in the exchange offer. For a discussion of certain general tax consequences to exchanging warrant holders, see "Certain United States Federal Income Considerations." The exchange offer will not affect the federal income tax treatment of holders who do not participate in the exchange offer.

The fact that our securities are traded only on the OTC Bulletin Board could depress the market prices for these securities.

         We believe that the fact that our securities are traded only on the OTC Bulletin Board could serve to:

         o        limit distribution of news relating to our company;

         o        limit investor interest in our securities; and

         o restrict our ability to issue additional securities and secure additional financing.

One or more of these factors could serve to depress the liquidity and market prices of our securities. We may never apply to, or be accepted by, any trading market or exchange that provides enhanced liquidity and information flow.

The exchange offer could have a negative effect on the market price of our common stock.

         The issuance of a significant number of shares of common stock in the exchange offer will cause an initial dilution in per-share earnings and other per-share measurements, which may have a negative effect on the market price for our common stock (and, in turn, any warrants still outstanding after consummation of the exchange offer).

As a holder of common stock, you would be subject to the dilutive effects caused by future issuances of our common stock.

         Following consummation of the exchange offer, we will not need to reserve as many shares (if any) of common stock for possible future exercises of the warrants. Accordingly, the number of authorized, but unissued and unreserved, shares of common stock available for other issuances would increase. Our board of directors is empowered, without stockholder approval, to issue any or all of such authorized (but unissued and unreserved) shares of common stock. These issuances (depending on the consideration, if any, received) may dilute the interests of common stock holders and affect the market price of our common stock (and any remaining outstanding warrants). Other potential issuances of securities, such as options under our stock option plan or shares of our preferred stock, may have similar effects. Also, potential sales of substantial blocks of our outstanding securities by holders could have a negative impact on the market price of our common stock (and any remaining outstanding warrants).

We have the right to redeem the warrants.

         Any warrants not exchanged in the exchange offer may be redeemed by us, at a price of $.01 per warrant, subject to not less than 30 days' prior written notice to you, provided that the last sale price of the common stock has been at least $8.50 per share for the 20 consecutive trading days ending on the third day prior to the day on which notice is given. Notice of the redemption of the warrants could force you to exercise the warrants and pay the exercise price at a time when it may be disadvantageous for you to do so, to sell the warrants at the then-current market price when you might otherwise wish to hold the warrants, or accept the $.01 per warrant redemption price. See "Description of Securities - Warrants."

                         Risks relating to our business

Virtually all of our assets are pledged to secure our obligations under our credit facility with The Chase Manhattan Bank.

         In June 2000, we entered into a $40 million five-year secured revolving credit facility with The Chase Manhattan Bank and other commercial banks and financial institutions. To secure our obligations under the Chase facility, we and our domestic subsidiaries have pledged our assets to Chase. If we default on our obligations under the Chase facility, the banks under the Chase facility will have the right to satisfy our obligations through these assets. If this occurs, we may not be able to continue our business or operations. Further, applicable state law and contractual restrictions, including restrictions in the Chase facility, prohibit payment of dividends or distributions to holders of our securities in various circumstances.

We anticipate that our acquisition, production and marketing costs will continue to be significant.

         For 1998, 1999, 2000 and the six-month period ended June 30, 2001, the average direct negative costs of motion pictures that we have distributed were approximately $2,800,000, $5,900,000, $3,100,000, and $3,000,000, respectively.
Direct negative costs include production costs of acquiring or developing the screenplay, the compensation of creative and other production personnel, film studio and location rentals, equipment rentals, film stock and other costs incurred in principal photography, as well as post-production costs such as the creation of special effects and music. For 1998, 1999, 2000 and the six-month period ended June 30, 2001, the average print and advertising costs associated with the motion pictures distributed by First Look Pictures were approximately $561,000, $0 (no films released), $510,000 and $457,000, respectively.

         In the future, we may distribute, finance or produce motion pictures with substantial direct negative costs and marketing costs. These costs would continue to be significant and could exceed the average direct negative and marketing costs of the films that we have historically distributed.

Our operations would be hurt if we lost the services of certain of our personnel.

         Christopher J. Cooney serves as our co-chairman of the board and chief executive officer, Robert B. Little serves as our co-chairman of the board and president, William F. Lischak serves as our chief operating officer, chief financial officer, secretary and director. Virtually all decisions concerning the conduct of our business, including the motion picture properties and rights that we acquire and the arrangements that we make for our distribution, production and financing of motion pictures, are made or are significantly influenced by these key executives. The loss of any of their services for any reason would have a material adverse effect on our business, operations and future prospects. In addition, our credit facility with Chase generally requires Mr. Little, Mr. Cooney and Mr. Lischak's continued involvement with, and control of, our company.

Our receipt of minimum guarantees does not eliminate the risks we face when we license distribution rights.

         We usually receive a minimum guarantee for licensing distribution rights to sub-distributors. However, these minimum guarantees do not assure the profitability of our motion pictures or our operations. Additional revenues may be necessary from distribution of a motion picture in order for us to recover any investment in excess of the aggregate minimum guarantees, pay for distribution costs, continue acquisition and development of other motion pictures, and cover general overhead. Licensing distribution rights to sub-distributors in exchange for minimum guarantees may also result in us receiving lower revenues with respect to highly successful films.

We may not be able to achieve our acquisition and distribution goals.

         We currently intend to acquire rights to and distribute approximately twelve to eighteen films per year. Alone or in conjunction with others, we currently intend to selectively finance all or a portion of the production costs of, or produce, an aggregate of approximately two to six of these films. We may not meet these goals and the number of films that we acquire, distribute or finance may not meet these estimated ranges.

Our First Look Pictures operations face their own particular risks.

         Our domestic theatrical distribution activities, which are conducted through our First Look Pictures division, face numerous challenges and risks, including:

         o The success of a domestic theatrical release can be affected by a number of factors outside of our control, including audience and critical acceptance, the success of competing films in release, awards won by First Look Pictures' releases or that of its competition, inclement weather, and competing televised events, such as sporting and news events.

         o Payment to First Look Pictures by national theater chains in the United States is typically made on the close of the engagement in all the chain's theaters. Since First Look Pictures typically releases its films on a more limited basis than a distributor of nationwide releases and since First Look Pictures' specialized or art-house releases can have extended runs, theater chains often do not pay us for three to six months from initial release, or longer.

         o First Look Pictures' releases are exhibited by a substantial number of independent theater owners for which it can be comparatively more difficult to monitor and enforce timely payment than with respect to national theater chains.

Our quarterly results fluctuate significantly.

         Our operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter depending in large part on the number of motion pictures for which we acquire distribution rights and actually distribute and the amount of revenues recognized and production costs incurred and amortized during the period. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of any year may not be indicative of results expected for the entire year.

Our company is effectively controlled in all respects by our management.

         Our directors and executive officers, as a group, beneficially own approximately 79.9% of our voting securities. Accordingly, these persons, acting together, will be in a position to effectively control our company in all respects, including the election of our directors. See "Management" and "Principal Stockholders."

Our issuance of preferred stock could diminish the value of your common stock.

         Our restated certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Subject to the rules of the NASD, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock (or any remaining outstanding warrants). The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company, which could have the effect of discouraging bids for our company and, thereby, preventing stockholders from receiving the maximum value for their shares.

                        Risks relating to our industries

Because the motion picture industry is highly speculative and inherently risky, some or all of the motion pictures that we release, distribute or produce will not be commercially successful and we will not be able to recover our costs or realize anticipated profits.

         The motion picture industry is highly speculative and inherently risky. We cannot assure you that any motion picture we release, distribute or produce will be successful since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The revenues derived also may not necessarily correlate to the production or distribution costs incurred.

         A motion picture's commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the motion pictures that we release, distribute or produce will not be commercially successful, resulting in costs not being recovered or anticipated profits not being realized.

We have not been able to fully capitalize on significant changes in the motion picture industry and we may not be able to capitalize on changes in the future.

         The entertainment industry in general, and the motion picture industry in particular, are dynamic industries that have undergone significant changes. Some of the most recent changes include:

         o increases in revenues generated from the licensing of rights in media ancillary to domestic theatrical media;

         o        studio and theater-chain ownership changes;

         o        consolidation in the industry; and

         o        rapid technological change.

         We have not benefited from some of these changes. To date, we have not realized any significant revenues from the newest revenue sources, such as computer and video games and other interactive media. In addition, some changes in the motion picture industry have negatively impacted us. For example, despite the expansion in the market for videocassettes for home use, generally retail video stores increasingly have been purchasing fewer copies of videocassettes of motion pictures that have not been theatrically released. Because we distribute a number of films that are not released theatrically, this trend has impacted us negatively and has led us to establish our own domestic theatrical and video distribution operations. We cannot predict what changes or trends will continue in the motion picture industry, what new changes or trends might occur, and the overall effect these factors will have on our potential revenue from and profitability of feature-length motion pictures and our business.

Domestic theatrical distribution is very competitive and dominated by major studio distributors.

         We engage in domestic theatrical distribution through our First Look Pictures division. Domestic theatrical distribution is very competitive. A substantial majority of the motion picture screens in the United States typically are committed at any one time to between 10 and 15 films distributed nationally by major studio distributors that can command greater access to available screens. Although some theaters specialize in exhibiting independent motion pictures and art-house films, there is intense competition for screen availability for these films as well. The number of motion pictures released theatrically in the United States also has increased in recent years, which has increased competition for exhibition outlets and audiences.

We face numerous risks in our international distribution activities.

         We derive revenues from distributing motion pictures and licensing distribution rights in territories outside the United States. Our financial results and results of operations could be negatively affected by the following:

         o changes in foreign currency exchange rates and currency controls;

         o        trade protection measures;

         o        motion picture piracy;

         o        content regulation;

         o        longer accounts receivable collection patterns;

         o changes in regional or worldwide economic or political conditions; or

         o        natural disasters.

         Because our contracts are typically denominated in U.S. dollars, advances and minimum guarantees of sub-license fees payable to us by foreign sub-distributors, and advances and minimum guarantees that we pay to foreign producers in connection with the acquisition of distribution rights generally are unaffected by exchange rate fluctuations. However, to the extent our agreements with foreign sub-distributors require them to pay us a percentage of revenues in excess of any advance or minimum guarantee, fluctuations in the currencies in which these revenues are received by the sub-distributor may affect the amount of U.S. dollars that we receive in excess of any minimum guarantee. Exchange rate fluctuations also could affect the ability of sub-distributors to pay agreed minimum guarantees or to bid for and acquire rights to motion pictures that we distribute. Although exchange rate fluctuations generally have not had a material effect on our results of operations in the past, we cannot assure you that these fluctuations will not have a material impact on our future results of operations.

This prospectus contains forward-looking statements, which may prove inaccurate.

         Some of the statements in this prospectus are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee our future results, performance or achievements. Our actual results and the timing of corporate events may differ significantly from the expectations discussed in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements.

                   Selected Consolidated Financial Information
                (in thousands of dollars, except per-share data)

         The following selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 2000, are derived from our consolidated financial statements, which statements have been audited by PricewaterhouseCoopers LLP, independent accountants.

         The selected consolidated balance sheet data at June 30, 2001, and the selected statement of operations data for the six months ended June 30, 2000, and June 30, 2001 have been derived from our unaudited consolidated financial statements which, in our opinion include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results of unaudited periods. The results for the six months ended June 30, 2001, are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

         The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus. "Statement of Operations Data" presented below includes reclassifications of certain revenue and expense items which are not directly associated with operations. Such reclassifications include interest income, interest expenses, foreign exchange effects and other non-operating items.

                                                         Year Ended December 31,                         Six Months Ended
                                                  (in thousands, except per share data)                      June 30,
                                        ----------------------------------------------------------------------------------------
                                             1996         1997         1998        1999         2000        2000         2001
                                        ----------------------------------------------------------------------------------------
                                                                                                              (unaudited)
Statement of Operations Data:

Revenues...........................        $28,678      $22,494     $25,585      $33,784     $22,625      $10,460      $20,001

Film costs.........................         23,058       19,152      21,015       30,888      16,850        8,008       14,580

Distribution and marketing  costs..            ---          ---         ---          ---       4,774        1,415        2,151

Selling, general and administrative          3,596        3,509       2,960        2,983       6,473        1,889        3,394

Income (loss) from operations......          2,024         (168)      1,610          (87)     (5,472)        (852)        (124)

Income (loss) before tax and
cumulative effect of accounting
changes............................          1,665         (837)        112       (1,989)     (6,230)      (1,816)        (525)

Income tax provision (benefit) (1).          3,131         (293)         53         (736)        137           92           19

Income (loss) before cumulative
effect of accounting changes.......         (1,466)        (544)         59       (1,253)     (6,367)      (1,908)        (544)

Cumulative effect of accounting
changes(2).........................            ---          ---         ---          ---     (14,123)     (14,123)          ---

Net income (loss) .................         (1,466)        (544)         59       (1,253)    (20,490)     (16,031)        (544)

Basic and diluted net income (loss)
per share before cumulative effect.          (0.41)       (0.09)       0.01        (0.21)      (0.78)       (0.30)        0.06

Cumulative effect..................            ---          ---         ---          ---       (1.74)       (2.19)         ---

Net income (loss)  per share after
cumulative effect..................          (0.41)       (0.09)       0.01        (0.21)      (2.52)       (2.49)        0.06

Basic and diluted weighted average
number of shares outstanding.......          3,611        5,748       5,732        5,990       8,131        6,431        9,804

                                                         Year Ended December 31,                  Six Months Ended
                                                  (in thousands, except per share data)               June 30,
                                      -----------------------------------------------------------------------------
                                           1996         1997         1998        1999         2000        2001
                                      -----------------------------------------------------------------------------
                                                                                                       (unaudited)
Balance Sheet Data:

Film costs, net of accumulated
amortization.............................  $28,358      $29,741     $29,003      $28,363     $13,393      $15,148

Total assets.............................   40,804       46,560      50,209    .  62,647      42,280       47,032

Total long-term liabilities..............   16,607       23,142      22,013    .  19,764       6,500       11,000

Total liabilities........................   28,612       34,999      38,588    .  49,348      32,375       37,671

Total shareholders' equity...............   12,192       11,561      11,621    .  13,299       9,905        9,361


(1) From January 1, 1989 to October 31, 1996, Overseas Private operated as an S corporation under subchapter S of the Internal Revenue Code. During the year ended December 31, 1996, we recorded a one-time, non-recurring deferred federal income tax charge of $2,600,000 relating to the termination of Overseas Private's S corporation status which occurred on October 31, 1996, the date of our merger with Overseas Private.

(2) During the year ended December 31, 2000, we recorded a one-time, pre-tax non-cash charge of $15,582,000 ($14,123,000 after taxes) relating to our adoption of new film accounting standards in June 2000 pursuant to SOP 00-2, which is discussed in detail in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Relevant Accounting Provisions."

                    Selected Quarterly Financial Information
                      (in thousands, except per share data)

         The following table sets forth selected unaudited quarterly financial data for the six months ended June 30, 2001 and each of the two years ended December 31, 1999 and 2000:

                                                      2001
                                 (amount in thousands except for per share data)
                                 ----------------------------------------------
                                       March 31,                 June 30,
                                 ---------------------   ----------------------
Revenues                                $10,243                   $9,759

Income (loss) from operations               333                    (458)

Net (loss) income                           129                    (673)

Basic and diluted income
   (loss) per share;
Net income (loss)                          0.01                   (0.07)

                                                                               2000
                                                                               ----
                                                         (amounts in thousands except for per-share data)
                                        -----------------------------------------------------------------------------------
                                            March 31,            June 30,            September 30,         December 31,
                                        ---------------------------------------- ---------------------- -------------------
Revenues                                     6,049                4,411                  4,767               7,398
Income (loss) from operations                  (20)                (831)                  (596)             (4,025)
Loss before cumulative effect of
     accounting changes                       (558)              (1,351)                  (165)             (4,294)
Cumulative effect of accounting
     changes                               (14,123)                   -                      -                   -
Net loss                                   (14,681)              (1,350)                  (165)             (4,294)

Basic and diluted loss per share:
Loss before cumulative effect
    of accounting changes                    (0.09)               (0.21)                 (0.02)              (0.44)
Cumulative effect of accounting
    changes                                  (2.24)                   -                      -                   -
Net loss                                     (2.33)               (0.21)                 (0.02)              (0.44)


                                                                               1999
                                                                               ----
                                           March 31,          June 30,              September 30,          December 31,
                                        -------------------------------------  ------------------------ -------------------

Revenues                                     6,690                6,541                  6,726              13,827
Income (loss) from operations                  606                  409                   (242)               (860)
Net income (loss)                              100                  (48)                  (444)               (861)
Income (loss) per share:
   Basic and diluted                          0.02                (0.01)                 (0.07)              (0.14)


         The increase in loss from operations during the fourth quarter of 2000 compared to the previous three quarters was due to the expansion of our operations and increases in:

         o        write offs of certain projects under development;
         o marketing and distribution expenses in connection with preparation for upcoming film festivals;
         o        bad debt write-offs; and
         o legal and consulting fees relating to valuation of our film library and capital investment opportunities other than Rosemary Street Productions, LLC ("Rosemary Street").

The lower net loss for the quarter ended September 30, 2000, reflected the capital gain that we recognized on our sale of 17,454 shares of common stock of Yahoo! Inc. during the quarter.

         The increase in loss from operations and net loss during the fourth quarter of 1999 compared to the previous three quarters was due to increases in write offs of certain projects under development and bad debt write-offs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

         The operations of Overseas Private were established in February 1980. We were formed in December 1993 under the name "Entertainment/Media Acquisition Corporation" for the purpose of acquiring an operating business in the entertainment and media industry. We acquired Overseas Private through a merger in October 1996 and we were the surviving corporation in the merger. Immediately following the merger, we changed our name to "Overseas Filmgroup, Inc." and succeeded to the operations of Overseas Private. In January 2001, we changed our name to "First Look Media, Inc." in order to reflect the broadening of our operations beyond foreign distribution of independently produced feature films to additional areas such as theatrical and video distribution in the United States, television commercial production and Internet content development.

         Today, we are principally involved in the acquisition and worldwide license or sale of distribution rights to independently produced motion pictures. We directly distribute certain motion pictures in the domestic theatrical market under the name "First Look Pictures" and in the domestic video market under the name "First Look Home Entertainment."

Relevant accounting provisions

         In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 establishes new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. Additionally, in June 2000, the Financial Accounting Standards Board ("FASB") issued Statement 139 ("SFAS 139") which rescinds FASB 53 on financial reporting by motion picture film producers or distributors. SFAS 139 requires public companies to follow the guidance provided by SOP 00-2. We elected early adoption of SOP 00-2 and, as a result, in the fiscal quarter ended June 30, 2000, a cumulative charge for the change in accounting principle of $15,582,000 ($14,123,000 net of income taxes) has been reflected in our Consolidated Statement of Operations for the year ended December 31, 2000. Under SOP 00-2, we recorded additional operating expense of $888,000 for the year ended December 31, 2000.

Results of operations

                   Six Months Ended June 30, 2001 Compared to
                         Six Months Ended June 30, 2000

         Revenues increased by $9,541,000 (91.2%) to $20,001,000 for the six months ended June 30, 2001 from $10,460,000 for the six months ended June 30, 2000. The increase in revenues was primarily due to, (i) increased number of titles with revenues over $200,000 from foreign territories and U.S. television rights during the six months ended June 30, 2001 (15 titles with an average of $885,000 each), compared to the six months ended June 30, 2000 (8 titles with an average of $880,000 each), (ii) six video releases with an average of $200,000 each for the six months ended June 30, 2001 compared to five video releases with an average of $67,000 each for the six months ended June 30, 2000 and, (iii) an increase of approximately $1,203,000 in airline and straight distribution revenues during the six months ended June 30, 2001.

         Film costs as a percentage of revenues decreased to 72.9% for the six months ended June 30, 2001 compared to 76.6% for the six months ended June 30, 2000. Film costs include amortization of capitalized production costs as well as accruals of participation cost for the current period. The decrease in film costs as a percentage of revenues was primarily due to higher negotiated fees on titles released during the six months ended June 30, 2001 compared to six months ended June 30, 2000.

         In accordance with the new accounting standards established pursuant to SOP 00-2, the Company expenses all distribution and marketing expenses as incurred. Distribution and marketing expenses increased to $2,151,000 during the six months ended June 30, 2001 compared to $1,415,000 for the six months ended June 30, 2000, primarily due to the increased number of titles released on video and in theaters as well as titles with world wide distribution rights.

         Selling, general and administrative expenses, net of amounts capitalized to film costs, increased by $1,505,000 (79.7%) to $3,394,000 for the six months ended June 30, 2001 from $1,889,000 for the six months ended June 30, 2000. The increase was primarily due to increases in:

         o salary, payroll taxes and related expenses of $908,000 due to additional personnel;

         o        legal and consulting fees of $169,000;

         o        bad debt expense of $269,000;

         o        health insurance expense of $27,000;

         o        meals and entertainment expenses of $48,000;

         o        publicity expenses of $41,000;

         o        rent expense of $18,000;

         o        office and computer supplies of $87,000; and

         o        Shipping and messenger of $13,000.

         The above increases were reduced by an increase in overhead capitalization of $73,000 due to the Company's increased involvement in production related activities.

         Net other expense for the six months ended June 30, 2001 decreased by $563,000 to $401,000, compared to net other expense of $964,000 for the six months ended June 30, 2000. The decrease is primarily due to lower interest expense of $546,000 as a result of lower outstanding notes payable and lower interest rates during the six months ended June 30, 2001, compared to the quarter ended June 30, 2000.

         As a result of the above, the Company had a loss before income taxes and cumulative effect of accounting changes of $525,000 for the six months ended June 30, 2001, compared to a loss before income taxes and cumulative effect of accounting changes of $1,908,000 for the six months ended June 30, 2000.

         The Company reported a cumulative effect of accounting changes of $14,123,000, net of income tax benefit of $1,459,000 effective January 1, 2000, relating to its adoption of SOP 00-2.

         The Company had a net loss of $544,000 for the six months ended June 30, 2001 (reflecting foreign withholding taxes of $19,000), compared to a net loss of $16,031,000 (including a one-time charge of cumulative effect of accounting changes of $14,123,000) for the six months ended June 30, 2000.

      Year ended December 31, 2000 compared to year ended December 31, 1999

         Revenues decreased by $11,159,000 (33.0%) to $22,625,000 for the year ended December 31, 2000, compared to $33,784,000 for the year ended December 31, 1999. The decrease in revenues was primarily due to lower revenues from the highest grossing films released in 2000 compared to 1999. For example, the six highest income-producing films released during the year ended December 31, 2000, generated approximately $9,410,000 in revenue compared to approximately $21,180,000 in revenue generated by the six highest income-producing films released during the year ended December 31, 1999.

         In accordance with new accounting standards established pursuant to SOP 00-2, distribution and marketing costs were expensed as incurred during the year ended December 31, 2000. For the year ended December 31, 1999, distribution and marketing costs were capitalized and amortized as film costs. Film costs, distribution and marketing costs as a percentage of revenues increased to 95.6% for the year ended December 31, 2000, compared to 91.4% for the year ended December 31, 1999. The increase was in part due to application of the new accounting standards, and to generally lower distribution fee rates (our gross margin) on films generating the greatest amount of revenue during the year ended December 31, 2000, compared to the year ended December 31, 1999.

         Selling, general and administrative expenses, net of amounts capitalized to film costs, increased by $3,490,000 (117.0%) to $6,473,000 for the year ended December 31, 2000, compared to $2,983,000 for the year ended December 31, 1999. The largest increases were in the areas of bad debt expense ($1,617,000) and salary and payroll tax expense ($789,000). Bad debt expense increased as a function of management's decision to write off certain accounts deemed uncollectible. Salary expense increased due to our expansion of existing and new operational areas, including expansion related to the equity investment by Rosemary Street, expansion of our video and DVD operations, creation of a television commercial production operation and increased staffing of the First Look Pictures theatrical releasing operation. Additionally, we capitalize some of our overhead costs incurred in connection with our production activities related to a motion picture by adding the costs to the capitalized film costs of the motion picture. The increase in selling, general and administrative expenses was partially the result of fewer expenses being capitalized ($673,000 in 2000 compared to $1,100,000 in 1999), due to our reduced involvement in production related activities. Other increases included:

         o        accounting expenses of $21,000;
         o        charitable contributions of $10,000;
         o        consulting fees of $97,000;
         o        insurance premiums of $132,000;

         o        legal fees of $222,000;
         o        office and computer supplies of $21,000;
         o        officers' fringe and employee benefits of $76,000;
         o        publicity expenses of $23,000;
         o        repairs expenses of $19,000;
         o        business and franchise taxes of $17,000;
         o        telephone expenses of $33,000; and
         o        travel and entertainment expenses of $61,000.

         These increases were partially offset by decreases in contract labor of $44,000 and miscellaneous expenses related to being a public company of $23,000.

         Net other expense decreased by $1,144,000 (60.1%) to $758,000 for the year ended December 31, 2000, compared to $1,902,000 for the year ended December 31, 1999. The decrease in net other expense was primarily due to the gain reported on our sale of shares of common stock of Yahoo! Inc. of $625,000, decreased interest expense of $448,000, an increase in interest income of $20,000, and an increase in other miscellaneous revenues of $51,000.

         As a result of the above, we had a loss before income taxes and cumulative effect of accounting changes of $6,230,000 for the year ended December 31, 2000, compared to a loss before income tax benefit and cumulative effect of accounting changes of $1,989,000 for the year ended December 31, 1999.

         We recorded a one-time charge for the cumulative effect of accounting changes of $14,123,000, net of income tax benefit of $1,459,000 for the year ended December 31, 2000.

         As a result of the above, we had a net loss of $20,490,000 for the year ended December 31, 2000 (reflecting foreign withholding taxes of $131,000, and state taxes of $6,000), compared to net loss of $1,253,000 for the year ended December 31, 1999 (reflecting an effective income tax benefit of $736,000).

      Year ended December 31, 1999 compared to year ended December 31, 1998

         Revenues increased by $8,199,000 (32.0%) to $33,784,000 for the year ended December 31, 1999, compared to $25,585,000 for the year ended December 31, 1998. The increase in revenues was due in part to more films generating in excess of $1,000,000 each in revenue in 1999 as compared to 1998. We licensed rights to eight motion pictures that each generated over $1,000,000 in revenue during 1999 and which in the aggregate generated approximately $23,947,000 in revenue, compared to only six films that each generated over $1,000,000 in revenue during 1998 and which in the aggregate generated approximately $16,472,000 in revenue.

         Film costs as a percentage of revenues increased to 91.4% for the year ended December 31, 1999, compared to 82.1% for the year ended December 31, 1998. The increase was primarily due to lower gross margins on the titles released in the year ended December 31, 1999, as compared to the year ended December 31, 1998, and a write-off of development costs of approximately $1,100,000 relating to three films which, although we continue to actively attempt to arrange for their production, have not been set for production within the three-year guideline provided in SFAS 53.

         Selling, general and administrative expenses, net of amounts capitalized to film costs, increased by $23,000 (0.8%) to $2,983,000 for the year ended December 31, 1999, compared to $2,960,000 for the year ended December 31, 1998. We capitalize some of our overhead costs incurred in connection with our acquisition of rights to a motion picture by adding the costs to the capitalized film costs of the motion picture. The increase in selling, general and administrative expenses, net of amounts capitalized to film costs, was partially the result of fewer expenses being capitalized. We capitalized expenses of $1,229,000 for the year ended December 31, 1998, compared to $1,089,000 for the year ended December 31, 1999. Other increases included:

         o        accounting expenses of $22,000;
         o        bad debt expenses of $129,000;
         o        consulting fees of $63,000;
         o        contract labor of $28,000; and
         o        legal fees of $29,000.

         These increases were partially offset by decreases in selling, general and administrative expenses from the prior year, including decreases in:

         o        equipment leases of $15,000;

         o        directors and officers insurance premiums of $19,000;

         o        the officer life insurance premiums of $27,000;

         o        employee benefits of $77,000;

         o expenses related to our being a publicly traded company of $20,000;

         o        publicity expenses of $47,000;

         o        reader and research expenses of $25,000;

         o        compensation costs of $102,000; and

         o        telephone and fax costs of $42,000.

         Other expense increased by $404,000 (26.9%) to $1,902,000 for the year ended December 31, 1999, compared to $1,498,000 for the year ended December 31, 1998. This increase was primarily due to decreased capitalized interest costs of $136,000 for the year ended December 31, 1999, compared to $650,000 for the year ended December 31, 1998. Interest costs and fees, before capitalization, decreased by $139,000 to $2,155,000 for the year ended December 31, 1999, compared to $2,294,000 for the year ended December 31, 1998, primarily as the result of lower outstanding balances on various notes and loans payable to banks and to two of our principal stockholders, Robert B. Little and Ellen Dinerman Little (together, the "Littles").

         As a result of the above, we had a loss before income tax benefit of $1,989,000 for the year ended December 31, 1999, compared to income before income taxes of $112,000 for the year ended December 31, 1998.

         We recorded an income tax benefit of $736,000 for the year ended December 31, 1999, reflecting a 37.0% effective tax rate, compared to a tax provision of $53,000 for the year ended December 31, 1998.

         As a result of the above, we had a net loss of $1,253,000 for the year ended December 31, 1999, compared to net income of $59,000 for the year ended December 31, 1998.


Liquidity and Capital Resources

         We require substantial capital for the acquisition of film rights, the funding of distribution costs and expenses, the payment of ongoing overhead costs and the repayment of debt. The principal sources of funds for our operations has been cash flow from operations, bank borrowings and equity financings.

         June 2000 Private Placement

         In June 2000, we consummated a private placement with Rosemary Street, in which we sold to Rosemary Street for an aggregate cash purchase price of $17,000,000:

         o        5,097,413 shares of our common stock;

         o 904,971 shares of our Series A preferred stock, each share of which is convertible into two shares of common stock and votes with the common stock on an as-converted basis; and

         o five-year warrants to purchase up to 2,313,810 shares of our common stock at an exercise price of $3.40 per share.

         As of June 30, 2001, Rosemary Street owned approximately 53.5% of our voting securities.

         Chase Facility

         Concurrently with the consummation of the June 2000 private placement with Rosemary Street, we entered into a $40 million credit facility (of which $40 million has been committed) with Chase and other commercial banks and financial institutions. A portion of the proceeds from this new credit facility was used to refinance outstanding loans and accrued interest under our previous credit facility with Coutts & Co. and Bankgesellschaft Berlin A.G. The remaining proceeds will be available to finance our production, acquisition, distribution and exploitation of feature length motion pictures, television programming, video product and rights and for working capital and general corporate purposes including our expansion into television commercial production.

         Under the Chase facility, we borrow funds through loans evidenced by promissory notes. The loans are made available through a revolving line of credit which may be reduced, partially or in whole, at any time and is to be fully paid on June 20, 2005. The Chase facility also provides for letters of credit to be issued from time to time upon our request. At June 30, 2001, we had borrowed an aggregate of $11,000,000 under the Chase facility.

         The amounts drawn down under the Chase facility bear interest, as we may select, at rates based on either LIBOR plus 2% or a rate per annum equal to the greater of (a) the Prime Rate plus 1%, (b) the Base CD Rate plus 2% and (c) the Federal Funds Effective Rate plus 1.5% (as these terms are defined in the credit agreement). In addition to an annual management fee of $125,000, we pay a commitment fee on the daily average unused portion of the Chase facility at an annual rate of 0.5%. Upon entering the Chase facility, we paid a one-time fee of approximately $890,000 as a cost of acquiring the Chase facility. The Chase facility also restricts the creation or incurrence of indebtedness or the issuance of additional securities. The Chase facility is collateralized by all our tangible and intangible assets and future revenues.

         In May 2001, we entered into an amendment to the Chase facility, pursuant to which the requisite lenders agreed, effective as of the date of the amendment, to:

         o permit us to obtain financing for one film from another lender;
         o increase our overhead allowance from $5 million to $7.25 million; and
         o reduce the minimum level of Consolidated Net Worth (as defined in the credit agreement) that we are required to maintain from $28 million to $22 million.

Other Loans

         In addition to the amounts outstanding under the Chase facility, during 1998 we borrowed $2,000,000 from another lender, the proceeds of such loan were used to acquire rights to a particular film. This subordinated note bears interest at the Prime Rate plus 1.5% and is collateralized by amounts due under distribution agreements from the specific film. The subordinated note matures on May 29, 2002. As of June 30, 2001, $450,000 was outstanding under the subordinated note.

Note and Debt Contributions

         Concurrently with the June 2000 private placement, we entered into a note and debt contribution agreement with the Littles. Pursuant to the agreement, the Littles forgave:

         o $1,339,037 principal amount and $480,709 of accrued but unpaid interest on a note issued by us to the Littles as part of the consideration for our merger with Overseas Private;

         o $78,101 of accrued and unpaid interest on loans in the aggregate principal amount of $400,000 ("P&A Loans") made by the Littles to us in December 1997 and February 1998, which were used to provide a portion of the funds required by us for the print and advertising costs associated with the domestic theatrical release of Mrs. Dalloway; and

         o        $125,131 of accrued salaries that we owed to them.

         The Littles also contributed $130,000 in cash and 1,588,812 of their shares of our common stock to our capital and we paid the Littles:

         o $135,476 for various reimbursable expenses as provided in their employment agreements with us;

         o $130,000 of the remaining principal balance on the note issued in connection with our merger with Overseas Private;

         o $400,000 representing the aggregate principal amount owed by us to the Littles under the P&A Loans;

         o        $564,524 of accrued salaries; and

         o $200,000 representing the amount owed by us to the Littles under a tax reimbursement agreement between us and the Littles entered into in connection with our merger with Overseas Private.

         Yahoo! Inc. Stock Sale

         In July and September 2000, we sold for approximately $2,056,000 all 17,454 shares of common stock of Yahoo! Inc. that we received in July 1999 as part of a share-for-share exchange with broadcast.com, which was subsequently acquired by Yahoo! Inc.

         Resources

         At June 30, 2001, we had cash and cash equivalents of $839,000, compared to cash and cash equivalents of $832,000 as of December 31, 2000. At June 30, 2001, $5,372,000 was available for us to draw down under the Chase facility.

         We believe that our existing capital, funds from the Chase facility, funds from our operations and other available sources of capital will be sufficient to fund our operations for at least the next twelve months.

Qualitative and Quantitative Disclosures About Market Risk

         We are exposed to market risk related to changes in interest rates. We do not use derivative financial instruments. Because only a small portion of our revenues are denominated in foreign currency, we do not believe there is a significant risk imposed on us due to the fluctuations in foreign currency exchange rates. The table below provides information about our debt obligations as of June 30, 2001, including principal cash flows and related weighted average interest rates by expected maturity dates:

                                       Expected Maturity Date
                                       ----------------------
                                           (in thousands)
                             2001       2002        2003        2004      2005   Thereafter
                             ----       ----        ----        ----      ----   ----------

            Liabilities

Variable Rate:
  Chase Credit Facility                                                $11,000
     Average Interest Rate   5.8%       5.8%        5.8%        5.8%      5.8%

  Subordinated Note Payable             $450
     Average Interest Rate             8.25%



                 Certain Pro Forma Effects of the Exchange Offer

         The following table presents (i) our historical basic and diluted per-share earnings for the year ended December 31, 2000, and the six months ended June 30, 2001, (ii) the historical per-share book value as of December 31, 2000, and June 30, 2001, and (iii) the pro forma effect of the issuance of shares of common stock pursuant to the exchange offer, assuming 100% of the outstanding warrants are exchanged. All historical per-share information has been calculated on the basis of 8,131,313 shares and 9,803,906 shares of common stock outstanding, and all pro forma per-share information has been calculated on the basis of 8,452,742 shares and 10,125,335 shares of common stock outstanding at each of, and during the periods ended, December 31, 2000, and June 30, 2001, respectively.

                           Earnings Per Share

                                   Year Ended          Six Months Ended June
                               December 31, 2000              30, 2001
                               -----------------              --------
Historical..............            $(2.52)                   $(0.06)
Pro forma...............            $(2.42)                   $(0.05)

                           Book Value Per Share

                                   Year Ended          Six Months Ended June
                               December 31, 2000              30, 2001
                               -----------------              --------
Historical..............              $1.02                     $0.95
Pro forma...............              $0.99                     $0.96

                  Price Range of Our Common Stock and Warrants

         Our common stock and warrants have been quoted on the OTC Bulletin Board under the symbols "FRST" and "FRSTW," respectively. Prior to that date, our common stock and warrants were quoted on the OTC Bulletin Board under the symbols "OSFG" and "OSFGW," respectively. The following table sets forth the high and low closing bid quotations for the periods indicated. The quotations represent prices between dealers and do not include retail markups or markdowns or commissions. They may not necessarily represent actual transactions.

                                  Common Stock                  Warrants
                                  ------------                  --------
                              High($)       Low($)       High($)        Low($)
                              ----          ---          ----           ---
   1999
   First quarter........       3-1/8        2-1/16         1/2           1/4
   Second quarter.......      2-15/16       2-11/16        1/4           3/16
   Third quarter........       3-3/8         2-1/4         9/16          1/8
   Fourth quarter.......       2-3/4         2-1/4         5/16          1/8

   2000
   First quarter........       2-7/8         2-1/4         1/4           1/8
   Second quarter ......       2-1/2           2           1/8           1/16
   Third quarter........       2-1/8         1-3/4         1/8           1/16
   Fourth quarter.......       1-7/8         1-1/2         1/8           1/8

   2001
   First quarter........      1-3/16          3/4          3/64          1/32
   Second quarter.......       26/32          1/2          3/64          1/64
   Third quarter*.......       1.01          0.50          0.10          0.01

*        Through September 27, 2001.

         As of September 27, 2001, there were approximately 29 holders of record of our common stock and there were 9,848,906 shares of our common stock issued and outstanding. We believe that there are more than 250 beneficial owners of our common stock. As of September 27, 2001, there were approximately 12 holders of record of our warrants and there were 4,500,000 warrants issued and outstanding. We believe there are more than 250 beneficial holders of our warrants.

         On September 25, 2001, the last date for which a trade in our common stock was reported, the last sale price of our common stock as reported on the OTC Bulletin Board was $0.53. On August 24, 2001, the last date for which a trade in our warrants was reported, the last reported sale price of our warrants was $0.05.

         Background of the Exchange Offer

Purpose of the exchange offer

         The exchange offer is intended to retire any and all of our public warrants through the issuance of common stock. This would allow us to:

         o        simplify our capital structure;

         o reduce the potential future dilutive impact on our earnings per share that could be caused by the warrants; and

         o diminish or eliminate any overhang on the common stock price from the existence of the warrants.

         We reserve the right not to proceed with the exchange offer. See "The Exchange Offer - Conditions of the Exchange Offer."

         In the absence of the exchange offer, 4,500,000 shares of common stock would be issued in exchange for the warrants if all of the currently outstanding warrants were exercised, resulting in an aggregate of 14,303,906 shares of common stock outstanding, and we would receive the proceeds of such exercises. Assuming 100% participation in the exchange offer, up to approximately
321,429 shares of common stock would be issued, resulting in an aggregate of 10,125,335 shares of common stock outstanding, and all of the warrants would be extinguished. The exchange offer will have no effect on total stockholders' equity (other than transaction costs).

Interests of certain persons in the exchange offer

         We have agreed to reimburse certain brokers for their expenses incurred in connection with the exchange offer. See "The Exchange Offer - Reimbursement of Solicitation Expenses."

Effects of exchange offer on you, if you participate

         If you participate in the exchange offer, you will:

         o receive whole shares of common stock for your warrants in accordance with the .0714 of a share to one exchange ratio (fractional shares will be rounded up to the nearest whole share based upon the aggregate number of warrants tendered by the holder or its agent in the exchange offer), without having to make any exercise payments;

         o be able to vote the common stock received in the exchange offer on all matters that may come before the holders of our common stock;

         o be able to receive dividends on such common stock, if any, when declared and paid by us; and

         o participate as a holder of common stock in proceeds from any liquidation of our company after creditors and preferred security holders, if any, are paid.

         However, if you participate in the exchange offer, you will lose the right to purchase, at any time until February 16, 2002, a share of common stock for $5.00 for each warrant held, and you may be subject to certain tax consequences as a result of the exchange offer. See "Background of the Exchange Offer" and "Certain United States Federal Income Tax Considerations."

Effects of the exchange offer on you, if you do not participate

         If you do not participate in the exchange offer, you will retain the right to purchase, at any time until February 16, 2002, one share of common stock for $5.00 for each warrant held, subject to our right to redeem the warrants under certain circumstances. However, you should note, that if the exchange offer is consummated, we intend to delist the warrants from trading on the OTC Bulletin Board and to deregister the warrants pursuant to the Exchange Act. In such event, the trading market for, and the liquidity of an investment in, the warrants remaining outstanding would be significantly reduced. You will not have any appraisal or dissenters' rights under Delaware law.


                               The Exchange Offer

Terms of the exchange offer

         We are offering to exchange .0714 of a share of common stock for every outstanding warrant tendered and accepted by us for exchange. Fractional shares will be rounded up to the nearest whole share based upon the aggregate number of warrants tendered by the holder or its agent in the exchange offer. You will receive cash in lieu of any fractional shares. You will not have appraisal or dissenters' rights under Delaware Law in connection with the exchange offer.

         The exchange offer is made pursuant to the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal. This prospectus and the letter of transmittal are being sent to all persons and entities that, as of September 28, 2001, were registered holders of our outstanding warrants. Although there is no fixed record date for determining registered holders of warrants entitled to participate in the exchange offer, only a holder of warrants who is the registered holder thereof (or such person's legal representative or attorney-in-fact) at the time of their tender in the exchange offer or who is a person holding sale and transfer documents with respect to such warrants from the registered holder thereof at the time of such tender (which documents are satisfactory to us and our transfer agent), may participate in the exchange offer.

         Although we have no current plan or intention to do so, we reserve the right in our sole discretion to purchase or make offers for any warrants that remain outstanding after the expiration of the exchange offer, subject to the requirements of Rule 13e-4(f)(6) of the Exchange Act. The terms of any such purchases or offers could differ from the terms of the exchange offer.

         You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of warrants pursuant to the exchange offer. If, however, shares of common stock issued pursuant to the exchange offer or substitute certificates evidencing warrants not exchanged are to be delivered to, or are to be issued in the name of, any person other than the registered warrant holder, or if tendered warrants are recorded in the name of any person other than the person signing the letter of transmittal, then the amount of any transfer taxes (whether imposed on the registered warrant holder or any other person) will be payable by the tendering warrant holder. See "- Payment of Expenses" below.

Expiration date; extension; termination; amendments

         The exchange offer will expire at 5:00 p.m., New York City time, on November 14, 2001, subject to extension by us, in which event the expiration date shall be the time and date to which the exchange offer has been extended. We will notify Continental Stock Transfer & Trust Company, the exchange agent for the exchange offer, of any extension by oral or written notice, and will make a public announcement thereof by press release, in each case prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

         We reserve the right to:

         o delay accepting any warrants for exchange or to extend or terminate the exchange offer and not accept for exchange any warrants if any of the events set forth below under the caption "Conditions of the Exchange Offer" shall have occurred and shall not have been waived by us, by giving oral or written notice of such delay or termination to the exchange agent; or

         o amend the terms of the exchange offer in any manner, including altering the exchange ratio or otherwise changing the consideration offered in exchange for the warrants in the exchange offer (provided that any such changed consideration must be paid with regard to all warrants accepted in the exchange offer).

         If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of warrants of the amendment and we, depending upon the significance of the amendment and the manner of disclosure to the holders of the warrants, will extend if necessary the exchange offer for a period of time in accordance with Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. These rules have been interpreted by the SEC as requiring that the minimum period during which the exchange offer must remain open following an announcement of a material change in the terms of the exchange offer or information concerning the exchange offer (other than a change in price, a change in the amount of securities sought, or a change in certain fees) will depend on the facts and circumstances, including the relative materiality of such change or information.

         If a material change in the exchange offer relates to a change in the exchange ratio, Rule 13e-4(f)(1) requires the exchange offer to remain open for a period of not less than ten business days following the announcement of any such change if the exchange offer would otherwise expire within such ten business-day period. For purposes of the exchange offer, "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. The rights reserved by us in this paragraph are in addition to our rights set forth below under the caption "Conditions of the Exchange Offer."

Procedure for tendering

         Your acceptance of the exchange offer pursuant to the procedure set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

         To be tendered validly, the warrants, together with the properly completed letter of transmittal (or facsimile thereof), executed by the registered holder thereof, and any other documents required by the letter of transmittal, must be received by the exchange agent at the address set forth below prior to 5:00 p.m., New York City time, on the expiration date. In addition, prior to such time:

         o the certificates for such warrants must be delivered to the exchange agent along with the letter of transmittal;

         Alternatively, if time does not permit a holder of warrants to provide the exchange agent with a letter of transmittal or other required documents prior to 5:00 p.m., New York City time, on the expiration date, or if certificate(s) representing such holder's warrants are not available for delivery, prior to such time, to the exchange agent, a warrant holder desiring to tender his or her warrants must comply with the guaranteed delivery procedure set forth below under "Guaranteed Delivery Procedure."

         Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the warrants tendered pursuant thereto are tendered (i) by a registered holder of warrants who has not completed the box entitled "Special Issuance and Delivery Instructions" on the letter of transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a firm that is a member of a registered national securities exchange or a member of the NASD, a commercial bank or trust company having an office or correspondent in the United States or that is otherwise an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively "Eligible Institution").

         The method of delivery of warrants and other documents to the exchange agent is at the election and risk of the holder, but if such delivery is by mail, it is suggested that the mailing be made sufficiently in advance of the expiration date to permit delivery to the exchange agent before the expiration date.

         If the letter of transmittal is signed by a person other than a registered holder of any certificates representing warrants listed thereon, such warrants must be endorsed or accompanied by appropriate stock powers or other instruments of transfer satisfactory to us and our transfer agent, in each case signed exactly as the name or names of the registered holder or holders appear on such warrants.

         If the letter of transmittal or the guaranteed delivery form or any certificates representing warrants or any stock powers or other transfer instruments are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be so submitted.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered warrants will be resolved by us, whose determination will be final and binding. We reserve the absolute right to reject any or all tenders that are not in proper form or the acceptance of which would, in the opinion of our counsel, be unlawful or violate the regulations of any national securities exchange or the NASD. We also reserve the right to waive any irregularities of tender as to particular warrants. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured prior to the expiration date. Neither us, the exchange agent, or any other person shall be under any duty to give notification of any defects or irregularities in such tenders or incur any liability for failure to give such notification. Tenders of warrants will not be deemed to have been made until such irregularities have been cured or waived. Any warrants received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

         If your warrants are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender warrants in the exchange offer, you should contact such registered warrant holder promptly and instruct such registered warrant holder to tender on your behalf. If you wish to tender directly, you must, prior to completing and executing the letter of transmittal and tendering warrants, make appropriate arrangements to register ownership of the warrants in your own name. You should be aware that the transfer of registered ownership may take considerable time.

Guaranteed delivery procedure

         If you desire to tender your warrants and certificate(s) representing such warrants are not immediately available, or time will not permit your certificate(s) or any other required documents to reach the exchange agent before 5:00 p.m., New York City time, on the expiration date, a tender may be effected if:

         (a)      The tender is made by or through an Eligible Institution;

         (b) Prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed guaranteed delivery form (by facsimile transmission, mail or hand delivery), setting forth your name and address and the number of warrants tendered, stating that the tender is being made thereby and guaranteeing that, within five business days after the expiration date, the certificate(s) representing such warrants, accompanied by a properly completed and duly executed letter of transmittal and all other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the exchange agent; and

         (c) The certificate(s) for all tendered warrants, as well as a properly completed and duly executed letter of transmittal and all other documents required by the letter of transmittal, are received by the exchange agent within five business days after the expiration date.

Conditions of the exchange offer

         We will not be required to accept for exchange, or issue common stock in exchange for, any warrants tendered. We may terminate or amend the exchange offer as provided herein, or may postpone (subject to the requirements of the Exchange Act for prompt exchange or return of the warrants) the acceptance for exchange of, and exchange of, the warrants tendered, if, at any time on or after the date of this prospectus and before acceptance for exchange or exchange of any such warrants, any of the following conditions exist:

         o any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority which challenges the making of the exchange offer or which might materially impair our ability to proceed with or consummate the exchange offer or have a material adverse effect on the contemplated benefits of the exchange offer to our company; or

         o there shall have been proposed, adopted or enacted any law, statute, rule or regulation which might materially impair our ability to proceed with or consummate the exchange offer or have a material adverse effect on the contemplated benefits of the exchange offer to our company; or

         o        there shall have occurred:

                  o any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on the OTC Bulletin Board (whether or not mandatory);

                  o a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States (whether or not mandatory);

                  o a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

                  o any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States;

                  o in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; or

                  o any tender or exchange offer with respect to some or all of the common stock or the warrants (other than the exchange offer), or a merger, acquisition or other business combination proposal involving our company, shall have been proposed, announced or made by any person or entity.

         The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us in whole or in part at any time and from time to time. However, if any of the foregoing conditions shall have occurred, we may:

         o terminate the exchange offer and return tendered warrants to the holders who tendered them;

         o extend the exchange offer and retain all tendered warrants, subject to Rule 13e-4(f)(2) of the Exchange Act (withdrawal rights), until the expiration of the extended exchange offer; or

         o amend the exchange offer in any respect, including by waiving such unsatisfied conditions and accepting all validly tendered warrants that have not been withdrawn.

Acceptance of warrants for exchange; delivery of common stock

         Upon the satisfaction or waiver of all of the conditions of the exchange offer, we will accept all warrants properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will deliver or cause the exchange agent to deliver shares of common stock issued pursuant to the exchange offer promptly after the expiration date.

         For purposes of the exchange offer, we shall be deemed to have accepted validly tendered and not withdrawn warrants when, and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of warrants for the purposes of receiving the common stock pursuant to the exchange offer from us. Under no circumstances will interest be paid by us by reason of any delay in delivering such common stock.

         If any tendered warrants are not accepted for exchange because of an invalid tender, or due to the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted warrants will be returned, without expense, to the tendering holder thereof as promptly as practicable after the expiration or termination of the exchange offer.

Withdrawal rights

         If you have tendered warrants, you may withdraw the tender thereof, in whole or in part, at any time prior to 5:00 p.m., New York City time, on the expiration date, by delivery of a written notice of withdrawal to the exchange agent.

         To be effective, a written notice of withdrawal (sent by hand delivery, overnight courier, mail or facsimile transmission) must:

         o be timely received by the exchange agent at the address set forth herein;

         o specify the name of the person having tendered the warrants to be withdrawn;

         o indicate the certificate number or numbers of the warrants to which the withdrawal relates;

         o        specify the number of warrants so withdrawn; and

         o be (x) signed by the holder in the same manner as the original signature on the letter of transmittal (including a guarantee of signature, if required) or (y) accompanied by evidence satisfactory to us that the holder withdrawing such tender has succeeded to registered ownership of such warrants.

         Withdrawals of tenders of warrants may not be rescinded, and any warrants withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer; provided, however, that withdrawn warrants may be re-tendered by again following one of the tender procedures described herein at any time prior to 5:00 p.m, New York City time, on the expiration date.

         All questions as to the validity (including time of receipt) of notices of withdrawal will be determined by us and our determination will be final and binding. Neither us, the exchange agent, nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Fractional shares

         No fractional shares of common stock will be issued as a result of the exchange offer. All fractional interests in a share of common stock that you would be entitled to receive as a result of the exchange offer will be aggregated and, if after such aggregation a fractional interest in a share of common stock would result, such fractional interest will be rounded up to the nearest whole share.

Transferability of shares of common stock received upon exchange

         The issuance of shares of common stock upon exchange of the warrants pursuant to the exchange offer are being registered under the Securities Act pursuant to a registration statement of which this prospectus forms a part. As registered, the shares of common stock issued upon exchange of the warrants will be freely tradable under federal law, provided that the person receiving the shares of common stock issued upon exchange of the warrants is not our affiliate. If the recipient of the shares of common stock is an affiliate of our company, the shares of common stock may only be sold pursuant to an effective registration statement under the Securities Act with respect to such shares of common stock or an exemption from registration thereunder.

Accounting for the exchange offer

         The exchange offer will be accounted for as a purchase of the warrants into treasury followed by a cancellation of the warrants. As a result, there will be no impact on total stockholders' equity other than the associated costs of the exchange offer, which will result in a decrease of additional paid-in capital. See "Payment of Expenses."

Exchange agent

         Our transfer and warrant agent has been appointed as exchange agent for the exchange offer. All correspondence in connection with tendering and withdrawal procedures relating to the exchange offer and the letter of transmittal should be addressed to the exchange agent, as follows:

                   Continental Stock Transfer & Trust Company
                   2 Broadway, New York, NY 10004
                   Attention: Reorganization Department
                   Telephone: (212)-509-4000 (extension 535)
                   Facsimile: (212)-509-5150

Reimbursement of solicitation expenses

         We have agreed to reimburse certain brokers for their expenses incurred in connection with the solicitation of warrants for exchange. We will not be paying any solicitation fees. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokers, dealers and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of the warrants, and in handling or forwarding tenders for their customers.

         In general, the rules of the SEC prohibit any broker-dealer that is participating in the distribution of securities for or on behalf of us from making a market in the common stock or warrants during a "restricted period" commencing up to five days prior to the date that this prospectus is distributed to warrant holders and extending until completion of the exchange offer.

Payment of expenses

         The cash expenses to be incurred by us in connection with the exchange offer are estimated in the aggregate to be approximately $225,000 and include fees and expenses of the exchange agent and information agent, reimbursement of solicitation expenses of certain brokers, printing and miscellaneous expenses and accounting and legal fees.

         We will pay all transfer taxes, if any, applicable to the transfer of warrants to it or its order pursuant to the exchange offer. If, however, shares of common stock issued pursuant to the exchange offer or substitute certificates evidencing warrants not exchanged are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the warrants tendered, or if tendered certificates representing warrants are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the transfer and sale of warrants to us or our order pursuant to the exchange offer, the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Use of proceeds

         We will not receive any cash proceeds from the issuance of the common stock offered hereby.

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                                  Our Business

General

         We specialize in the acquisition and direct distribution of, and worldwide license and sale of distribution rights to, independently produced feature films in a wide variety of genres. These genres include:

         o        action;
         o        art-house;
         o        comedy;
         o        drama;
         o        foreign language;
         o        science fiction; and
         o        thrillers.

We have accumulated a library of distribution rights, including sales agency rights, in various media and markets to more than 250 feature films.

         We operate in numerous capacities, including as:

         o a distributor. We acquire the distribution rights to films for specified terms, territories and media from independent producers. In this capacity, we receive distribution fees. In exchange for these distribution rights, we may commit to pay the independent producer a minimum guaranteed payment ranging from approximately $100,000 to $5,000,000 at or after delivery of the completed film. These minimum guaranteed payments represent varying portions of the films' production costs, including, on occasion, substantially all of such costs. These minimum guaranteed payments may enable the independent producer to obtain financing for the production and/or completion of the film. By providing these minimum guaranteed payments, we are often able to secure more extensive distribution rights on more favorable terms.

         o a producer. We selectively produce motion pictures that we distribute, generally acquiring fully developed projects ready for pre-production and contracting out pre-production and production activities. Additionally, we have established a television commercial production division and expect to begin producing commercials for domestic and international markets in the second half of 2001.

Strategic objectives

         We seek to become a more significant player in the entertainment industry, while at the same time managing our risk and cash flow so as to be able to effectively respond to continuing changes in the entertainment industry. Our strategy to achieve our objectives includes:

         Creating a television commercial production division. We have established a television commercial production division called "First Look Artists." This division seeks to exploit the current trend in the industry of utilizing talent not typically associated with advertising, such as high-profile feature film directors. In this regard, we are assembling a roster of accomplished feature filmmakers who we believe can successfully cross over to the medium of television commercials. We also believe that we can attract proven television commercial directors to our division's projects by offering them access to potential film projects.

         Creating a home entertainment division. We have launched a home entertainment division called "First Look Home Entertainment." This division directly distributes films on videocassette and DVD. Our premier release was Quiet Days in Hollywood, starring Academy Award-winner Hilary Swank. We intend to release 18 to 24 films into the home entertainment market during the next 12 months.

         Creating an Internet entertainment division. We have established an Internet entertainment division named "First Look Internet." We will utilize our existing rights to content, relationships and expertise to create and offer desirable entertainment through the Internet.

         Utilizing our recently obtained financial resources to expand our domestic theatrical distribution activities. We believe there is great opportunity in the U.S. theatrical distribution market. Though we have had domestic success with films such as John Sayles' The Secret of Roan Inish and the Academy Award-winning Antonia's Line, limited financial resources kept us from becoming a more active player in this area. We intend to utilize our expanded financial resources, including our Chase facility, to become increasingly more active in this market. We are currently identifying product and have hired the appropriate staff to supplement our domestic theatrical distribution operations.

         Capitalizing our reputation and relationships with foreign sources. We believe that we enjoy a prominent position in the international independent film marketplace. We intend to capitalize on our reputation and relationships to exploit opportunities in the areas of production and acquisition financing, especially through private equity and international sources. These efforts will enable us to access increasingly higher profile films with commercial potential.

         Reducing our risk by limiting our direct investment in acquisition costs and film production. As part of this strategy, we:

         o act as distributor or license distribution rights for films that are produced with funds provided by other parties and not by us; and

         o act on behalf of producers to locate and arrange equity sources, co-production and co-financing sources, pre-sales, gap financing and other resources for the production of motion pictures in exchange for sales and distribution rights to the films and negotiated fees.

         Acquiring films that we believe are likely to merit theatrical release or are suitable for initial release on pay and basic television. As part of this strategy, we:

         o acquire films that have recognizable casts, directors and producers and which embody greater production values, which we believe enhances their audience appeal in the competitive theatrical market. We attempt to accomplish this by offering more incentives to talent than is offered by major studios, such as greater creative and financial opportunity tied to film performance;

         o acquire films that are oriented to basic and pay television programming needs, such as films with lower budgets or which target specific genres, such as action films; and

         o develop relationships with major studios and seek to expand our executive producing role in connection with motion pictures that other companies produce and distribute.

The Motion Picture Industry

         Generally

         The motion picture industry consists of two principal activities:

         o production, which encompasses the creation, development and financing of motion pictures; and

         o distribution, which involves the promotion and exploitation of feature-length motion pictures in a variety of media, including theatrical exhibition, home video, television and other ancillary markets, both domestically and internationally.

         The United States motion picture industry is dominated by the major studios, including The Walt Disney Company, Paramount Pictures Corporation, Warner Brothers Inc., Universal Pictures, Twentieth Century Fox, Sony Pictures Entertainment, and MGM/UA. The major studios, which historically have produced and distributed the vast majority of high-grossing theatrical motion pictures released annually in the United States, are typically large, diversified corporations that have strong relationships with creative talent, television broadcasters and channels, Internet service providers, movie theater owners and others involved in the entertainment industry. The major studios also typically have extensive national or worldwide distribution organizations and own extensive motion picture libraries.

         Motion picture libraries, consisting of motion picture copyrights and distribution rights owned or controlled by a film company, can be valuable assets capable of generating revenues from worldwide commercial exploitation in existing media and markets, and potentially in future media and markets resulting from new technologies and applications. The major studios also may own or be affiliated with companies that own other entertainment related assets such as music and merchandising operations and theme parks. The major studios' motion picture libraries and other entertainment assets may provide a stable source of earnings which can offset the variations in the financial performance of their new motion picture releases and other aspects of their motion picture operations.

         During the past 15 years, independent production and distribution companies, many with financial and other ties to the major studios, have played an important role in the production and distribution of motion pictures for the worldwide feature film market. These companies include:

         o Miramax Films Corporation, now affiliated with The Walt Disney Company, which produced Scary Movie, the Scream film series, Shakespeare in Love and Chocolat;

         o New Line Cinema Corporation/Fine Line Features, now affiliated with Time Warner Entertainment Company, L.P., which produced the Austin Powers films, The Mask, Teenage Mutant Ninja Turtles and the Nightmare on Elm Street series;

         o USA Films (formerly October Films), which produced Traffic, Secrets & Lies and Breaking the Waves together with Gramercy Pictures, which produced Dead Man Walking and Fargo, is part of USA Films and USA Network;

         o Orion Pictures, now affiliated with MGM/UA, which produced The Silence of the Lambs and Hannibal;

         o Artisan Entertainment Inc., which distributed The Blair Witch Project; and

         o Lion's Gate Films, which distributed American Psycho, Dogma, Gods and Monsters and Affliction.

         As a result of consolidation in the domestic motion picture industry, a number of previously independent producers and distributors have been acquired or are otherwise affiliated with major studios. However, there are also a large number of other production and distribution companies that produce and distribute motion pictures that have not been acquired or become affiliated with the major studios. In contrast to the major studios, independent production and distribution companies generally produce and distribute fewer motion pictures and do not own production studios, national or worldwide distribution organizations, associated businesses or extensive film libraries which can generate gross revenues sufficient to offset overhead, service debt or generate significant cash flow.

         The motion picture industry is a world-wide industry. In addition to the production and distribution of motion pictures in the United States, motion picture distributors generate substantial revenues from the exploitation of motion pictures internationally. In recent years, there has been a substantial increase in the amount of filmed entertainment revenue generated by U.S. motion picture distributors from foreign sources. From 1990 to 2000, international revenues of motion picture distributors from filmed entertainment grew from approximately $1.1 billion in 1990 to approximately $2.6 billion in 2000. This growth has been due to a number of factors, including the general worldwide acceptance of and demand for motion pictures produced in the United States, the privatization of many foreign television industries, growth in the number of foreign households with videocassette players and growth in the number of foreign theater screens.

         Many countries and territories, such as Australia, Canada, China, France, Germany, Hong Kong, India, Italy, Russia, Japan, Spain, and the United Kingdom have substantial indigenous film industries. As in the United States, in a number of these countries the film industry, and in some cases, the entertainment industry, in general, is dominated by a small number of companies that maintain large and diversified production and distribution operations. However, like in the United States, in most of these countries, there are also smaller, independent, motion picture production and distribution companies. Foreign distribution companies not only distribute motion pictures produced in their countries or regions but also films licensed or sub-licensed from United States production companies and distributors. In addition, film companies in many foreign countries produce films not only for local distribution, but also for export to other countries, including the United States. While some foreign language films and foreign English-language films appeal to a wide U.S. audience, most foreign language films distributed in the United States are released on a limited basis because they draw a specialized audience for which the appeal has decreased substantially in recent years.

Motion Picture Production

         Motion picture production begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer or the development of an original screenplay having its genesis in a story line or scenario conceived by a writer and acquired by the producer. In the development phase, the producer typically seeks production financing and tentative commitments from a director, the principal cast members and other creative personnel. A proposed production schedule and budget also are prepared during this phase. Pre-production begins upon completing the screenplay and arranging financing commitments. In this phase, the producer:

         o engages creative personnel to the extent not previously committed;
         o finalizes the filming schedule and production budget; obtains insurance and secures completion guaranties, if necessary; establishes filming locations and secures any necessary studio facilities and stages; and
         o        prepares for the start of actual filming.

         Principal photography, which is the actual filming of the screenplay, generally extends from eight to sixteen weeks for a film produced by a major studio and for as little as four to eight weeks for low budget films and films produced by independent production companies. The length of filming depends in each case upon factors such as budget, location, weather and complications inherent in the screenplay. Following completion of principal photography, the film enters the post-production phase. During this phase, the motion picture is edited, opticals, dialogue, music and any special effects are added, and voice, effects and music sound tracks and pictures are synchronized. This results in the production of a negative from which release prints of the motion picture are made.

         Production costs consist primarily of:

         o        acquiring or developing the screenplay;
         o        compensating creative and other production personnel;
         o        film studio and location rentals;

         o        equipment rentals;
         o        film stock and other costs incurred in principal photography;
                  and
         o post-production costs, including the creation of special effects and music.

         Distribution expenses, which consist primarily of the costs of advertising and preparing release prints, are not included in direct production costs. The major studios generally fund production costs from cash flow generated by motion pictures and related activities or, in some cases, from unrelated businesses or through off-balance sheet methods. Substantial overhead costs, consisting largely of salaries and related costs of the production staff and physical facilities maintained by the major studios, also must be funded. Independent production companies generally avoid incurring overhead costs as substantial as those incurred by the major studios by hiring creative and other production personnel and retaining the other elements required for pre-production, principal photography and post-production activities on a picture-by-picture basis. As a result, these companies do not own sound stages and related production facilities, and, accordingly, do not have the fixed payroll, general administrative and other expenses resulting from ownership and operation of a studio. Independent production companies also may finance their production activities on a picture-by-picture basis. Sources of funds for independent production companies include bank loans, pre-licensing of distribution rights, foreign government subsidies, equity offerings and joint ventures. Independent production companies generally attempt to obtain all or a substantial portion of their financing of a motion picture prior to commencement of principal photography, at which point substantial production costs begin to be incurred and require payment.

         As part of obtaining financing for its films, an independent production company often is required by its lenders and distributors who advance production funds to obtain a completion bond or production completion insurance from an acceptable completion guarantor which names the lenders and applicable distributors as beneficiaries. The guarantor assures the completion of the particular motion picture on a certain date. If the motion picture cannot be completed for the agreed upon budgeted cost, the completion guarantor is obligated to pay the additional costs necessary to complete the picture by the agreed upon delivery date. If the completion guarantor fails to timely complete and deliver the motion picture on or before the agreed upon delivery date, the completion guarantor is required to pay the lenders and distributor, if applicable, an amount equal to the aggregate amount the lenders and distributor have loaned or advanced to the independent producer.

         In connection with the production and distribution of a motion picture, major studios and independent production companies generally grant contractual rights to actors, directors, screenwriters, owners of rights and other creative and financial contributors to share in net revenues from a particular motion picture. Except for the most sought-after talent, these third-party participations are generally payable after all distribution fees, marketing expenses, direct production costs and financing costs are recovered in full.

         Major studios and independent film companies in the United States typically incur obligations to pay residuals to various guilds and unions including the Screen Actors Guild, the Directors Guild of America and the Writers Guild of America. Residuals are payments required to be made on a picture-by-picture basis by the motion picture producer to the various guilds and unions arising from the exploitation of a motion picture in markets other than the primary intended market. Residuals are calculated as a percentage of the gross revenues derived from the exploitation of the picture in these ancillary markets. The guilds and unions typically obtain a security interest in all of the producer's rights in the motion picture being exploited to ensure satisfaction of the residuals obligation. This security interest usually is subordinate to the security interest of the lenders financing the production cost of the motion picture and the completion bond company guaranteeing completion of the motion picture. Under a producer's agreement with the guilds and unions, the producer may transfer the obligation to pay the residuals to a distributor if the distributor assumes the obligation to make the residual payment. If the distributor does not assume those obligations, the producer is obligated to pay those residuals.

Motion Picture Distribution

         General

         Motion picture distribution involves domestic and international licensing of the picture for:

         o        theatrical exhibition;
         o        videocassettes, laser discs and digital video discs (DVD);
         o presentation on television, including pay-per-view, basic and premium cable, network, syndication or satellite;
         o marketing of the other rights in the picture and underlying literary property, which may include books, merchandising and soundtracks;
         o non-theatrical exhibition, which includes airlines, hotels and armed forces facilities; and
         o        exploitation via the Internet, which is still evolving.

         Although releases by the major studios typically are licensed and fully exploited in all of the foregoing media, films produced or distributed by independent film companies are often not exploited in all of the media. For example, some films may not receive theatrical exhibition in the United States or various other territories and instead may be released directly on home video or as a pay television premiere or otherwise exploited on a pay television service. In limited circumstances, these films may then be released in theaters.

         Production companies with distribution divisions typically distribute their motion pictures themselves. Production companies without distribution divisions may retain the services of sales agents or distributors to exploit the motion pictures produced by them in selected or all media and territories. Distribution companies may directly exploit distribution rights licensed to, or otherwise acquired, by them by booking motion pictures with movie theaters or selling videocassettes to video retailers. Alternatively, they may grant sub-licenses to domestic or foreign sub-distributors to exploit completed motion pictures in particular territories or media.

         Acquisition of distribution rights

         A sales agent does not generally acquire distribution rights from the producer or other owner of rights in the motion picture. Instead, he acts as an

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

agent for the producer or rights owner, licensing the distribution rights to distributors on behalf of the producer or rights owner in exchange for a sales agency fee. This fee typically is computed as a percentage of gross revenues from licenses obtained by the sales agent. A distributor generally licenses and takes a grant of distribution rights from the producer or other rights owner of the motion picture for a specified term in a particular territory or territories and media, generally in exchange for a distribution fee calculated as a percentage of gross revenues generated by the distribution of exploitation of the motion picture. The distributor may agree to pay the producer of the motion picture an advance or a minimum guarantee upon the delivery of the completed motion picture. This amount is to be recouped by the distributor out of revenues generated from the exploitation of the motion picture in particular media or territories. After receiving its ongoing distribution fee and recouping the advance or minimum guarantee plus its distribution costs, the distributor generally pays the remainder of revenues in excess of an ongoing distribution fee to the producer of the motion picture.

         Obtaining license agreements with a distributor or distributors prior to completion of a motion picture which provide for payment of a minimum guarantee is often referred to as the pre-licensing or pre-selling of film rights. This pre-selling may enable the producer to obtain financing for its project by using the contractual commitment of the distributor to pay the advance or minimum guarantee as collateral to borrow production funding. In the past, pre-selling of film rights provided a means for financing film production. However, the ability to pre-sell film rights in various territories and media, the amount of pre-sales that can be obtained in certain territories and media and thus, the percentage of a film's budget that can be covered with pre-sales, fluctuates. In recent years, independent film companies generally have not been able to pre-sell as great a percentage of a film's budget as they have in past years.

         The producer also may be able to acquire additional production funds through gap financing. Although gap financing currently is being made available by multiple lenders, certain banks have ceased providing this type of financing, and many banks that provide gap financing are becoming more conservative in their approach to these lending practices. As a result, there can be no assurance that lenders will continue to make funds available on this basis. In some circumstances, the distributor is entitled to recover any unrecouped costs and advances from a film licensed to the distributor from the revenues from another film or films also licensed to the distributor. This is commonly known as cross collateralizing.

         In addition to obtaining distribution rights in a motion picture for a limited duration, a distributor also may acquire all or a portion of the copyright in the motion picture or license certain distribution rights in perpetuity. Both major studios and independent film companies often acquire motion pictures for distribution through a customary industry arrangement known as a negative pickup, under which the studio or independent film company agrees to pay a specified minimum guaranteed amount to a production company in exchange for all rights to the film upon completion of production and delivery of the film. The production company normally finances production of the motion picture pursuant to financing arrangements with banks and other lenders in which the lender receives an assignment of the production company's right to payment of the minimum guarantee and is granted a security interest in the film and in the production company's rights under its arrangement with the studio or independent film company. When the major studio or independent film company picks up the

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completed motion picture, it pays the minimum guarantee or assumes the production financing indebtedness incurred by the production company in connection with the film. In addition, the production company is paid a production fee and generally is granted a participation in net revenues from distribution of the motion picture.

         The distribution cycle

         Concurrently with their release in the United States, motion pictures typically are released in Canada and also may be released in one or more other international markets. Generally, a motion picture that is released theatrically is available for distribution in other media during its initial distribution cycle as follows:

                                                  Number of months following
Marketplace (Media)                          initial Domestic theatrical release
--------------------                         ----------------------------------

International theatrical                                       --
Domestic home video and DVD (initial release)               4-6 months
Domestic pay-per-view                                       6-9 months
International home video and DVD (initial release)         6-12 months
Domestic pay television                                    12-15 months
International television (pay or free)                     18-24 months
Domestic free television (network, barter syndication,     30-33 months
   syndication and basic cable)

         Films often remain in distribution for varying periods of time. For example, major studio motion pictures that are released theatrically can play in theaters for several weeks following their initial release or, at times, including in the case of successful art-house films that are released on a limited basis, for several months. On the other hand, unsuccessful films may play in theaters for only a short period of time. Once released on videocassette, a motion picture may remain available on videocassette for many years. Similarly a motion picture can be licensed to various forms of television for many years after its first release. The release periods set forth above represent standard holdback periods. A holdback period represents a stipulated period of time during which release of the motion picture in other media is prevented to allow the motion picture to maximize its value in the media in which it is currently being released. Holdback periods are often specifically negotiated with various distributors on a media-by-media basis. However, the periods set forth above represent our estimate of typical current holdback periods in the motion picture industry.

         In general, if a film is not released theatrically in the United States and is instead first released on domestic home video, television exploitation does not commence until four to eight months after the video release. Thereafter, the same general release patterns indicated in the table above typically apply. If a film premieres on United States pay television, the pay television service is typically licensed for a four to six week exclusive airing period. The license generally will provide for limited airings made up of five to eight exhibition days with multiple airings permitted on each exhibition day. The provisions of the license also usually provide for the pay television service to receive subsequent airing periods following a period in which the film can be released on video or sometimes even theatrically and a period during which the film may be broadcast on free television.

         A substantial portion of a film's ultimate revenues are generated in its initial distribution cycle. The initial distribution cycle usually consists of the first five years after the film's initial domestic release and includes

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theatrical, video, and pay and free television. Commercially successful motion pictures, however, may continue to generate revenues after the film's initial distribution cycle from the re-licensing of distribution rights in certain media and from the licensing of distribution rights with respect to new media and technologies and in emerging markets. Although there has been a substantial increase over the past fifteen years in the revenues generated from the licensing of rights in ancillary media such as home video, DVD, cable and pay-per-view, the theatrical success of a motion picture remains a significant factor in generating revenues in foreign markets and in other media such as video and television. For example, retail video stores currently purchase fewer copies of videocassettes of motion pictures that have not been theatrically released, and purchase more copies of major studio theatrical hits.

         Theatrical

         The theatrical distribution of a motion picture, whether in the United States or internationally, involves the licensing and booking of the motion picture to movie theaters, the promotion of the picture through advertising and publicity campaigns and the manufacture of release prints from the film negative. Expenditures on these activities, particularly on promotion and advertising, are often substantial and may have a significant impact on the ultimate success of the film's theatrical release. In addition, expenditures can vary significantly depending upon a number of factors including:

         o        the markets and regions in which the film is distributed;

         o the media used to promote the film such as newspaper, television and radio;

         o the number of screens on which the motion picture is to be exhibited; and

         o the ability to exhibit motion pictures during peak exhibition seasons.

         With a release by a major studio, the vast majority of these costs, which primarily consist of advertising costs, are incurred prior to the first weekend of the film's domestic theatrical release. Accordingly, there is not necessarily a correlation between these costs and the film's ultimate box office performance. In addition, the ability to distribute a picture during peak exhibition seasons, including the summer months and the Christmas holidays, and in the most popular theaters, may affect the theatrical success of a picture. Films distributed theatrically by an independent film company are sometimes released on a more limited basis which allows the distributor to defer marketing costs until it is able to assess the initial public acceptance of the film.

         While arrangements for the exhibition of a film vary greatly, there are certain economic relationships generally applicable to theatrical distribution. Theater owners retain a portion of the admissions paid at the box office, typically referred to as gross box office receipts. The share of the gross box office receipts retained by a theater owner generally includes a fixed amount per week, in part to cover overhead, plus a percentage of receipts that usually increases over time. Although these percentages vary widely, a theater owner's share of a particular film's revenues will normally be approximately 60% to 65% of gross box office receipts. The balance of the gross box office receipts, referred to as gross film rentals, is paid to the distributor. The distributor then retains a distribution fee, which is typically 30-35%, from the gross film rentals. This percentage is used to recover the costs incurred in distributing the film, which consist primarily of marketing and advertising costs and the cost of release prints for exhibition. The balance of gross film rentals, after deducting distribution fees and distribution costs recouped by the distributors, is then applied against the recoupment of any advance paid for the distribution rights plus interest and the balance is paid to the producer or other rights owner of the film.

         Home video

         A motion picture released theatrically typically will become available for videocassette distribution within four to six months after its initial domestic theatrical release. Certain films are not initially released theatrically but may instead be released directly to home video. Given the increasing preference of retail video stores for successful theatrical releases, it has become increasingly difficult to secure the initial release of a film directly to home video, and the economic opportunity for the films where a home video release is obtained has greatly diminished.

         Home video distribution consists of the promotion and sale of videocassettes to local, regional and national video retailers that rent or sell videocassettes to consumers primarily for home viewing. Traditionally, films initially were made available in videocassette form at a wholesale price of approximately $50 to $75 per videocassette. The wholesalers would then resell the videocassette to video rental stores at a price of approximately $75 to $105 per videocassette. Today, although a significant amount of video revenue is generated on this basis, most video revenue is being generated on a "revenue sharing" basis whereby video cassettes are sold at a very reduced price to video rental stores, and a percentage of the rental revenue is then shared with the owners or licensors of the films. Following the initial marketing period, selected films may be remarketed at a wholesale price of $10 to $15 or less for sale to consumers. These sell-through arrangements are used most often with films that will appeal to a broad marketplace or to children. A few major releases with broad appeal may be initially offered by a film company at a price designed for sell-through rather than rental when it is believed that the ownership demand by consumers will result in a sufficient level of sales to justify the reduced margin on each cassette sold. Today, most home video distribution contracts in international territories are arranged similarly to those in domestic territories, although the wholesale prices may differ.

         Television

         Television rights for films initially released theatrically that have broad appeal generally are licensed:

         o first to pay-per-view for an exhibition period within six to nine months following initial domestic theatrical release;

         o then to pay television approximately 12 to 15 months after initial domestic theatrical release;

         o thereafter to basic cable broadcasters or in certain cases to network television for an exhibition period; and

         o        then to syndication or "free" television.

         Pay-per-view allows subscribers to pay for individual programs. Pay television allows cable television subscribers to view such services as HBO/Cinemax, Showtime/The Movie Channel, Encore Media Services or others offered by their cable system operators for a monthly subscription fee. Pay-per-view and pay television are now delivered not only by cable, but also by satellite transmission, and films are usually licensed in both of these media. Films that are not initially released in the domestic theatrical market may premiere instead on pay television followed in some limited circumstances by theatrical release. Groups of motion pictures often are packaged and licensed as a group for exhibition on television over a period of time and, therefore, revenues from these television licensing packages may be received over a period that extends beyond the initial distribution cycle of a particular film. Motion pictures also are licensed and packaged by producers and distributors for television broadcast in international markets by government or privately owned television studios and networks. Pay television is less developed outside the United States, but is experiencing significant international growth. The prominent foreign pay television services include Canal+, Premiere, STAR TV, British Sky Broadcasting and the international operations of several U.S. cable services, including HBO, the Disney Channel, Turner Broadcasting and DirecTV.

         Non-theatrical and other rights

         Films may be licensed for use by airlines, schools, public libraries, community groups, the military, correctional facilities, ships at sea and others. Music contained in a film may be licensed for sound recording, public performance and sheet music publication. Rights in motion pictures may be licensed to merchandisers for the manufacture of products such as toys, T-shirts, posters and other merchandise. Rights also may be licensed to create novels from a screenplay and to generate other related book publications, as well as interactive games on platforms such as CD-ROM and CD-I.

Our Motion Picture Distribution

         International distribution

         Our management has considerable expertise in international distribution. Robert B. Little, our co-chairman of the board and president, has substantial experience in licensing motion pictures for distribution outside the United States and has been active in international motion picture sales since 1975. Over the past 25 years, he has developed relationships with distributors in most territories through his foreign sales activities. In addition, we are a founding member of the American Film Marketing Association, which sponsors the American Film Market. The American Film Market, along with the Cannes Film Festival and MIFED, are the major annual international film markets that are attended by distributors worldwide. We participate annually with a sales office at all three major film markets, as well as three major television and two major video markets. We also attend many film festivals throughout the world including Sundance, the Toronto Film Festival and others. From time to time, we also may engage independent representatives to assist us in acquiring and licensing motion picture rights.

         We license distribution rights internationally in various media such as theatrical, video, pay television, free television, satellite and other rights to foreign sub-distributors on either an individual rights basis or grouped in combinations of rights. We license these rights to sub-distributors in international territories either on a picture-by-picture basis or occasionally pursuant to output arrangements. Currently, our most important international territories are Australia, the Benelux countries, Canada, France, Germany, Italy, Japan, Scandinavia, Spain and the United Kingdom.

         The terms of our license agreements with foreign sub-distributors vary depending upon the territory and media involved and whether the agreement relates to a single or multiple motion pictures. Most of our license agreements provide that we will receive a minimum guarantee from the foreign sub-distributor with all or a majority of the minimum guarantee paid prior to, or upon delivery of, the film to the sub-distributor for release in the particular territory. The remainder of any unpaid minimum guarantee generally is payable at specified intervals after delivery of the film to the sub-distributor. The minimum guarantee is recovered by the sub-distributor out of the revenues generated from exploitation of the picture in the territory. The foreign sub-distributor retains a negotiated distribution fee, generally measured as a percentage of the gross revenues generated from its distribution of the motion picture, recovers its distribution expenses and the minimum guarantee and ultimately pays us the remainder of any receipts in excess of the distributor's ongoing distribution fee. We must rely on the foreign sub-distributor's ability to successfully exploit the film in order to receive any proceeds in excess of the minimum guarantee.

         We occasionally do not receive a minimum guarantee from the foreign sub-distributor and instead negotiate terms that usually result in an allocation of gross revenues between the sub-distributor and us. Typically, the terms of these types of arrangements provide for the sub-distributor to retain an ongoing distribution fee, calculated as a percentage of the sub-distributor's gross receipts in the territory, recover its expenses and pay remaining receipts in excess of the ongoing distribution fee to us. Alternatively, often with respect to video rights, the terms may provide for a royalty to be paid to us calculated as a percentage of the sub-distributor's gross receipts from exploitation of the video rights without deduction for the sub-distributor's distribution expenses.

         At times, we enter into output arrangements with local foreign distributors whereby the foreign sub-distributor receives the right, typically for a specified period and number of motion pictures, to distribute motion pictures that we have released in a particular territory and designated media. In some circumstances, the foreign sub-distributor pays us a minimum guarantee on a picture-by-picture basis with each minimum guarantee having been either pre-negotiated or computed as a stipulated percentage of the production or acquisition cost of each picture.

         Domestic distribution

         In addition to obtaining foreign distribution rights, we have been active in acquiring domestic distribution rights. We exploit our domestic distribution rights in a variety of ways. In 1993, we established First Look Pictures, our domestic theatrical releasing operation, and in 1999 we began releasing films directly on video under First Look Home Entertainment. Some of the films we license or distribute receive domestic theatrical release by First Look Pictures or video release by First Look Home Entertainment. We may license films initially to cable and satellite companies for premiere on pay television. We license some films to domestic television broadcasters for release initially on television.

We also license to third party distributors, such as Fox Searchlight, who may release theatrically and distribute the films in other media as well.

         We occasionally license domestic video rights to a film to sub-distributors, including Blockbuster, Inc. and USA Films. In addition, we have created First Look Home Entertainment, which has released 15 films on video in 2000, six films during the six months ended June 30, 2001, and expects to release an additional 12 films during the second half of 2001.

         We license distribution rights directly to pay television services including HBO, Showtime and Encore, as well as smaller services, pay-per-view services and basic cable services, including USA, Lifetime, Bravo and the Independent Film Channel. Although we have not engaged in significant licensing or syndication of domestic free television rights except as part of a license of rights in multiple media, we control these rights to a significant portion of the films in our library and have licensed these rights in certain films to third parties.

         In some cases, we will license the right to distribute a film domestically in multiple media to a major studio, a division of a major studio or an independent distributor. Although the terms of these licenses vary, we typically will be paid a minimum guarantee. The sub-distributor then retains a distribution fee, measured as a percentage of the gross receipts received by the sub-distributor from exploitation of the film, recovers its distribution costs and the advance paid to us, and ultimately pays us the remainder of any receipts in excess of an ongoing distribution fee.

         We do not always receive a minimum guarantee from the licensing of distribution rights to foreign and domestic sub-distributors. This has caused us to rely more heavily on the actual financial performance of the film being distributed. In some circumstances, whether we receive a minimum guarantee depends upon the media. For example, in the case of motion pictures that have not been theatrically released, we are increasingly entering into video distribution arrangements with sub-distributors where no minimum guarantee is paid to us or where the minimum guarantee paid to us is significantly less than those paid to us for similar films in the past. In addition, even if we do obtain minimum guarantees from our sub-distributors, the minimum guarantees do not assure the profitability of our motion pictures or our operations. Additional revenues may be necessary from distribution of a motion picture to enable us to recover any investment in the motion picture in excess of the aggregate minimum guarantees obtained from sub-distributors, pay for distribution costs, pay for ongoing acquisition and development of other motion pictures by us and cover general overhead. While the pre-licensing of distribution rights to sub-distributors in exchange for minimum guarantees may reduce some of our risk from unsuccessful films, it also may result in us receiving lower revenues with respect to highly successful films.

         First Look Pictures

         Some of the motion pictures for which we control domestic rights are directly distributed to theaters throughout the United States through First Look Pictures. During 2000, First Look Pictures released three films (The Opportunists, Ratcatcher, and Me and Isaac Newton) and broadened the release of one film initially released in December 1999 (A Map of the World). During the six months ended June 30, 2001, we released two films (A Question of Faith and Chopper). Although some of First Look Pictures' future releases may appeal to a wide audience, many of our releases to date have been foreign language and art-house films intended to appeal primarily to sophisticated audiences.

         We believe that we can benefit in several ways by theatrically distributing films in the United States directly through First Look Pictures. The domestic theatrical success of a motion picture can be a significant factor in generating revenues from its distribution in ancillary media and foreign markets. For example, retail video stores purchase few copies of videocassettes of motion pictures that have not been theatrically released. In addition, we believe we are generally able to obtain more favorable distribution terms in our agreements with foreign and domestic sub-distributors in other media with respect to motion pictures that have been theatrically released in the United States. We also believe that, in some cases, First Look Pictures' operations enable us to achieve domestic theatrical release for films that might not otherwise be released in U.S. theaters. In addition, we believe that our ability to release a film theatrically in the U.S. enables us to attract more recognizable talent, higher profile producers and more promising motion picture projects for both domestic and foreign distribution and that by theatrically releasing films ourselves in the United States, we can retain a significantly greater share of the revenue from domestic media in the event of a highly successful theatrical release.

         Films distributed theatrically in the United States by First Look Pictures typically have been released on a limited basis to initially less than 100 screens and in selected cities, expanding to new cities or regions based upon the performance of the film. Some films that are released in new cities as prints become available from cities where the engagement has closed, reducing the number of prints needed and the aggregate cost of the prints. We may release appropriate films with more mass market appeal on a wide release basis either through First Look Pictures or, more likely, by licensing the film to a domestic distributor with more significant financial and distribution resources.

         The cost to First Look Pictures to distribute a specialized motion picture or art-house film on a limited-release basis has typically ranged from approximately $100,000 to $2,000,000. Expenditures for prints, marketing and advertising represent a substantial portion of the costs of releasing a film. In connection with the acquisition of domestic theatrical rights to a film, we occasionally commit to spend no less than a specified minimum amount for prints and advertising costs. These costs are in addition to the direct production or acquisition costs and other distribution expenses of the films.

         Generally, in addition to receiving a distribution fee, we are entitled to recover our print and advertising expenditures. Although First Look Pictures may at times utilize standard broadcast television advertising, First Look Pictures typically supports its limited releases with local newspaper and, in certain instances, some cable television advertising. First Look Pictures also relies on local and national publicity, such as reviews or articles in local and national publications and appearances of a film's principal artists on radio and television talk shows. In contrast, distributors of national, wide release films rely primarily on national advertising campaigns, including substantial television advertising, to attract theatergoers.

         The success of a domestic theatrical release by First Look Pictures can be affected by a number of factors outside our control. These factors include:

         o        audience and critical acceptance;

         o        the availability of motion picture screens;

         o        the success of competing films in release;

         o awards won by First Look Pictures' releases or that of its competition;

         o        inclement weather; and

         o        competing televised events such as sporting and news events.

         As a result of the foregoing, and depending upon audience acceptance of the films distributed through First Look Pictures, we expect that in some cases we may not recover all of our distribution expenses or derive any profit solely from domestic theatrical distribution revenue of First Look Pictures' releases. In addition, we cannot assure you that total revenues from any First Look Pictures' release, including revenues derived from the film in ancillary media and international markets, will be sufficient to allow us to recover all of our costs or to realize a profit.

         During 2000, First Look Pictures released the following four motion pictures:

Title                    Major Creative Elements           Storyline                     Release Date
------------------------ --------------------------------- ----------------------------- -----------------------------
A Map of the World       Producers: Kathleen Kennedy       A journey to discover the     December 1999 for a one
                         and Frank Marshall (The Sixth     meaning of friendship, the    week Oscar qualifying run
                         Sense, The Color Purple, E.T.)    strength of family and the    and then re-released in
                         Director:  Scott Elliott          power of forgiveness          January 2000
                         Cast:  Sigourney Weaver (the
                         Alien Series, Gorillas in The
                         Mist, Working Girl), Julianne
                         Moore (Hannibal, The End of The
                         Affair, Boogie Nights), Chloe
                         Sevigny, (Boys Don't Cry, The
                         Last Days of Disco)

The Opportunists         Executive Producer: Jonathan      An ex-con is having a hard    Summer 2000
                         Demme (Philadelphia, That Thing   time making ends meet and
                         You Do)                           an alleged long-lost Irish
                         Director: Myles Connell           cousin convinces him to go
                         Cast: Christopher Walken          along on one more heist
                         (The Deer Hunter, Pulp
                         Fiction), Peter McDonald
                         (Felicia's Journey), Cyndi
                         Lauper (Mrs. Parker and the
                         Vicious Circle)

Ratcatcher               Executive Producer:  Andrea       Portrait of an impoverished   October 2000
                         Calderwood                        Glasgow community in the
                         Director:  Lynne Ramsay, Jr.      1970s through the eyes of a
                         Cast:  William Eadie, Tommy       12-year old boy
                         Flanagan, Mandy Matthews

(table continued on next page)

                                       54

(continued)

Title                    Major Creative Elements              Storyline                           Release Date
------------------------ ------------------------------------ ----------------------------------- --------------------

Me and Isaac Newton      Executive Producer: Michael       A documentary in which                 November 2000
                         Apted, Jody Patton                seven scientists explain
                         Director:  Michael Apted          their work and the roles
                         Cast:  Gertrude Ellon, Ashok      that creativity and
                         Gadgil, Michio Kaku               invention play in their
                                                           research

         The following titles were released during the first half of 2001:

Title                    Major Creative Elements              Storyline                           Release Date
------------------------ ------------------------------------ ----------------------------------- --------------------
Chopper                  Executive Producer:  Al Clark        Standover man, underworld           April 2001
                         Director:  Andrew Dominik            executioner and inventive
                         Cast:  Eric Bana                     raconteur, Mark `Chopper' Read is
                                                              Australia's most
                                                              infamous criminal
                                                              and best-selling
                                                              author. This is
                                                              the story.

A Question of Faith      Executive Producer:  Edward R.       In the heart of California wine     May 2001
                         Pressman                             country lies a monastery where
                         Director:  Tim Disney                centuries-old traditions of
                         Cast:  Martha Hackett, Bernard Hill  ritual, discipline and solitude create a timeless serenity-until
                                                              one dazzling moment changes
                                                              everything.

Bread and Tulips         Producer: Daniele                    Rosalba, a bored housewife, is      July 2001
                         MaggioniDirector: Silvio             left behind at a rest stop during
                         SoldiniCast: Licia Maglietta,        annual holiday.  She tries to
                         Bruno Ganz, Giuseppe Battiston       hitchhike home but finds love in
                                                              Venice and stays with it.

Lisa Picard is Famous    Producer: Mira Sorvino, Dolly        A filmmaker searching for a         August 2001
                         HallDirector: Griffin DunneCast:     subject and an actor seeking fame
                         Griffin Dunne, Laura Kirk, Nat De    cross paths in a whimsical
                         Wolf, Daniel London                  look at the consequences of
                                                              blind ambition.

         We cannot assure that the motion pictures scheduled for release by First Look Pictures in 2001 or any motion pictures thereafter will actually be released or released in accordance with its anticipated schedule. The motion picture business is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films.

Our Acquisition of Rights, Production and Financing

         We acquire sales and distribution rights from a wide variety of independent production companies and producers. We generally acquire these rights to single films, as compared to acquiring films pursuant to multi-picture acquisition agreements with independent film companies or producers. We commit to acquire rights to motion pictures at various stages in the completion of a film, from films completed and ready for release to developed or undeveloped film projects for which we may arrange financing or production services to complete. In acquiring rights, we generally seek to obtain rights to commercially appealing motion pictures with substantially lower direct negative costs than motion pictures released by the major studios.

         In order to fund the acquisition costs of the films for which we acquire rights, we have primarily relied on:

         o        our credit facility;
         o other lenders willing to finance our contractual minimum guarantee obligations to the films' producers or rights owners;
         o        working capital;
         o        pre-sales;
         o        gap financing;
         o        insurance backed financing structures; and
         o        other third party equity sources such as private investors.

         The films that we sell, license and distribute generally have direct negative costs ranging from $1,000,000 to $7,000,000. We may acquire rights to finance or produce motion pictures with direct negative costs and marketing costs below or substantially in excess of the average direct negative costs and marketing costs of the films that we have distributed. As part of our overall business strategy, we intend to emphasize films with more recognizable cast, directors and producers and greater production values and which may accordingly have broader appeal in the competitive theatrical market. We also will attempt to limit our exposure with respect to production and acquisition costs through accessing third party equity sources such as private investors.

         We sometimes acquire limited distribution or sales rights and at other times acquire worldwide rights, occasionally including the copyright, to films. The rights we acquire may depend upon whether we agree to pay the producer or other rights owner a minimum guarantee. Additionally, as part of our acquisition of theatrical, video and television distribution rights, we may obtain the right to exploit ancillary rights, such as music or sound track rights, merchandising rights, or rights to produce CD-ROMs or other interactive media products. Although we may license these rights to sub-distributors, we historically have not derived any significant revenues from these ancillary rights.

         In distribution arrangements where we do not pay a minimum guarantee, the amounts payable by us to the rights owner will depend upon our success in licensing the film and the financial performance of the film itself. In acquiring distribution rights to a completed or incomplete film, however, we may agree to pay the rights owner a minimum guarantee that is independent of the financial performance of the film. Historically, the minimum guarantees paid by us have ranged from approximately $100,000 to $5,000,000, although in some circumstances they may exceed these amounts. Depending upon the particular arrangement, a minimum guarantee may be payable in full at the time of delivery of the completed film or in installments following complete delivery of the film. The rights owner also may receive additional payments as a result of our exploitation of the distribution rights to the film. After receiving a distribution fee and recovering our distribution expenses and minimum guarantee, we pay the remainder of revenues in excess of an ongoing distribution fee to the rights owner.

         We typically receive a larger share of gross receipts from the license and distribution of motion pictures for which we have provided a minimum guarantee. At times, the minimum guarantee paid by us may represent all or a substantial portion of the film's production costs. In those circumstances, we may receive worldwide distribution rights in all media and may also obtain ownership of the copyright to the film with the producer. In 2000, we provided minimum guarantees for only one film, which represented a majority of the final production costs of the film. For six months ended June 30, 2001, we provided minimum guarantees for two international titles, one video title and one theatrical title.

         Our commitment to pay a minimum guarantee with respect to films that have not begun production often enables the production company or producer to obtain financing for its project, if needed. In some cases, our contractual commitment to pay a minimum guarantee upon delivery of a film serves as sufficient collateral for a bank to lend production funds. The bank typically will insure delivery of the film to us by requiring the producer to purchase a completion guaranty. To enable the production company or producer to borrow production funding, or to borrow at preferential bank fees and interest rates, we also may have to secure our purchase or acquisition commitment, which we generally have done by obtaining a letter of credit from our lenders. In some situations, the production company or producer of a film initially may obtain funds:

         o from other distribution companies that obtain distribution rights in specified media or territories, for example, the domestic distribution rights or distribution rights in Germany or the United Kingdom;

         o by accessing foreign governmental film industry incentive programs such as programs offered in the past by the Isle of Man, the United Kingdom, Canada, Australia and New Zealand; or

         o by using its own resources or other resources available to it, and subsequently approaching us to supply the remaining funds necessary to complete or co-finance the film in exchange for our obtaining the remaining distribution rights to the motion picture.

         We have not been actively involved in co-financing arrangements. However, we intend to increase our participation in these arrangements. When we participate in co-financing arrangements, we will commit to fund a portion of a particular film's production costs in combination with other equity providers. We also intend to further develop relationships with major studios and expand our executive producing role in connection with motion pictures produced and distributed by other companies.

         In June 2000, we entered into a "first look" agreement with The Little Film Company, Inc. and Ellen Dinerman Little, our former co-chairman, co-chief executive officer and president. The agreement provides for a three-year term ending in June 2003. Under this agreement, we will have an exclusive "first look" on any project that The Little Film Company owns or controls or which it has the right to submit to us or any project that it has the right to acquire or may wish to acquire for development or production. The agreement also provides for us to pay The Little Film Company annual overhead for office space and related expenses, an annual fee and a discretionary revolving development fund. We also will compensate The Little Film Company on a project-by-project basis.

         In connection with the purchase of certain of our securities by Rosemary Street in June 2000, Rosemary Street assigned to us a first look agreement with Grandview Pictures LLC and Jon Kilik. The agreement provides for a three-year term ending in May 2002, which we may renew for an additional two-year term. Under the agreement, we will have an exclusive "first look" on any project that Grandview Pictures wants to produce and which it owns or controls or which it has the right to submit to us under the agreement or which it has the right to acquire or may wish to acquire for development and/or production, or has been authorized by third parties to submit to us for development and/or production, as a feature length theatrical motion picture or television production. The agreement also provides for us to pay to Grandview Pictures annual overhead for its New York office, including an annual salary for Jon Kilik and fees for Kilik's production services based on the cash budget of the applicable pictures. We also will compensate Grandview Pictures for each theatrical or television motion picture produced by Kilik.

         We did not produce any of the films that we distributed in 2000. However, during the six months ended June 30, 2001, we were involved in production of four motion pictures (Skins, The Jimmy Show, Bundy, and Thirteen Conversations About One Thing) all of which are in post-production. Skins is the first film to be produced under our first look agreement with Grandview Pictures. When we have produced a film, our production subsidiaries typically have obtained production financing by obtaining production loans using our minimum guarantee commitment as collateral, at times secured by a letter of credit issued under our credit facilities. We attempt to minimize the risks associated with any development and production activities that we conduct in a variety of ways. We do not maintain a substantial staff of creative or technical personnel. We also do not own or operate sound stage and related production facilities and, accordingly, do not have the fixed payroll, general and administrative and other expenses resulting from such ownership. In addition, in those circumstances where we produce a film, we generally attempt to acquire fully developed projects ready for pre-production with, when feasible, completed scripts, directors and cast members who are committed to or are interested in the project. Many projects also have a producer involved or committed. However, if at the time of our acquisition of rights in a project, a producer is not formally or informally committed to a project, we may also engage a production services company or a producer to supervise and arrange all pre-production, production and post-production activities in exchange for a production fee and a participation in net revenues from the film.

         The following chart provides information regarding completed motion pictures first made available to us for distribution during 2000 and 2001, other than those films described under "Our Motion Picture Distribution -First Look Pictures." The chart includes acquisitions of rights from unaffiliated production companies or other rights owners, as well as from production companies that we own or control.

Motion Picture Title        Genre             Territories Acquired             Selected Cast
--------------------        -----             --------------------             --------------
Before Night Falls          Drama             Universe excluding the United    Javier Bardem (Academy Award(R)nominee
                                              States and Canada                for Best Actor), Andrea di Stefano,
                                                                               Olivier Martinez, Johnny Depp
                                                                               (Platoon, Chocolat, Ed Wood), Sean
(table continued next page)

                                       58

Motion Picture Title        Genre             Territories Acquired             Selected Cast
--------------------        -----             --------------------             --------------

                                                                               Penn (Sweet and Lowdown, Dead Man
                                                                               Walking, Carlito's Way), Michael
                                                                               Wincott (Alien: Resurrection, The
                                                                               Crow, Robin Hood: Prince of Thieves)
Chasing Beauties            Comedy            Universe excluding the United    Hill Harper (He Got Game, Get on the
                                              States                           Bus, Beloved), Heather Gottlieb,
                                                                               Nicole Ari Parker (The End of
                                                                               Violence, Hairspray, Boogie Nights)
Dead Babies                 Comedy            Universe excluding the United    Paul Bettany (Land Girls, Suicide
                                              Kingdom and Scandinavia          Club, Bent), Olivia Williams (The
                                                                               Sixth Sense, Rushmore, The Postman),
                                                                               Charlie Condou
Ed Gein                     Thriller          Universe                         Steve Railsback (Disturbing Behavior,
                                                                               Barb Wire), Carrie Snodgress
Envy                        Thriller          Universe excluding Canada and    Linda Cropper, Anna Lise Phillips,
                                              the United States                Wade Osborne, Jeff Truman
Falling Through             Thriller          United States                    Peter Weller (Robocop, Mighty
                                                                               Aphrodite), Roy Scheider (All That
                                                                               Jazz, The French Connection, Jaws)
Following                   Thriller          Universe excluding Canada and    Jeremy Theobald, Alex Haw, Lucy
                                              the United States                Russell, John Nolan
Full Disclosure             Thriller          Universe                         Fred Ward (Road Trip, Short Cuts, Bob
                                                                               Roberts, Thunderheart), Christopher
                                                                               Plummer (The Insider, Twelve
                                                                               Monkeys),Penelope Ann Miller
                                                                               (Carlito's Way, Chaplin, Awakenings),
                                                                               Rachel Ticotin (Con Air, Don Juan
                                                                               DeMarco), Virgina Madsen (The
                                                                               Haunting, The Rainmaker, Ghosts of
                                                                               the Mississippi)
Graduation Week             Comedy            Universe                         Nicholle Tom (The Nanny, Beethoven),
                                                                               Albanna Ubach (All of It,
                                                                               Clockwatchers, johns), John
                                                                               Livingston (The Net, Mr. Wrong,
                                                                               EdTV), Irene Ng, Jack Noseworthy
                                                                               (Cecil B. Demented, U-571,
                                                                               Unconditional Love), Devon Odessa (My
                                                                               So Called Life), Sean Patrick Thomas
                                                                               (Can't Hardly Wait, Cruel Intentions)

Greenfingers                Comedy            Universe                         Clive Owen (Croupier), Helen Mirren
                                                                               (Teaching Mrs. Tingle, The Pledge,
                                                                               Mosquito Coast), David Kelly (Waking
                                                                               Ned Devine), Natasha Little, Warren
                                                                               Clarke

                                       59

(continuation of table)

Motion Picture Title        Genre             Territories Acquired             Selected Cast
--------------------        -----             --------------------             --------------

Here's to Life              Comedy            Universe excluding the United    Eric McCormack (Will and Grace),
                                              Kingdom, Canada and the United   James Whitmore (Shawshank Redemption,
                                              States                           Nuts, Planet of the Apes), Kim
                                                                               Hunter, Ossie Davis (Dr. Doolittle,
                                                                               Get on the Bus, I'm Not Rappaport)
Housebound                  Thriller          Universe                         Peter Sarsgaard (Boys Don't Cry,
                                                                               Unconditional Love, Desert Blue),
                                                                               Kathatina Wressnig, Angeline Ball,
                                                                               Geoffrey Lower
Life Before This            Drama/Thriller    United States                    Stephen Rea (The End of the Affair,
                                                                               The Crying Game, Crime of the
                                                                               Century), Catherine O'Hara (Nightmare
                                                                               Before Christmas, Home Alone Series,
                                                                               Beetlejuice), Joe Pantoliano (The
                                                                               Matrix, Memento, The Fugitive), Sarah
                                                                               Polley (The Sweet Hereafter, Go)
Proximity                   Thriller/Action   Universe excluding Germany and   Rob Lowe (The West Wing, St. Elmo's
                                              the United States                Fire), James Coburn (Affliction, The
                                                                               Nutty Professor, The Player)
Relative Values             Romantic Comedy   Universe                         Julie Andrews (The Sound of Music,
                                                                               Mary Poppins), William Baldwin
                                                                               (Primary Suspect, Virus, Bulworth,
                                                                               Flatliners), Jeanne Tripplehorn (The
                                                                               Firm, Basic Instinct, Timecode),
                                                                               Colin Firth (Shakespeare in Love, The
                                                                               English Patient), Stephen Fry
Something More              Drama             United States                    Michael Goorjian (Party of Five,
                                                                               Chaplin, David's Mother), Jennifer
                                                                               Beals (Flashdance, Without Malice,
                                                                               Last Days of Disco), Chandra West,
                                                                               David Lovgren (Antitrust)
Sunstorm                    Action            Universe                         Bo Derek (10, Bolero, Tommy Boy),
                                                                               Stacy Keach (American History X, The
                                                                               Sea Wolf), Elena Llyons


Titles first made available to us for distribution during the six months ended June 30, 2001:

   Motion Picture Title           Genre              Territories Acquired                   Selected Cast
   --------------------           -----              --------------------                   -------------
Bongwater                   Comedy              Domestic                        Lude Wilson, Alicia Witt

(table continued on next page)
                                       60

(continuation of table)

   Motion Picture Title           Genre              Territories Acquired                   Selected Cast
   --------------------           -----              --------------------                   -------------

Chopper                     Drama               Domestic                        Eric Bana

Devilstone                  Horror              Universe excluding U.S. and     A.J. Cook
                                                Canada

Gypsy Woman                 Romantic/Drama      Universe excluding U.K.         Jack Davenport, Neve McIntosh

Just One Time               Comedy              Domestic                        Lane Janger, Jennifer Esposito

My Kingdom                  Drama               Universe excluding U.K.         Richard Harris, Lynn Redgrave

A Question of Faith         Drama               Universe                        Bernard Hill, Paul Guilfoyle

Soul Keeper                 Thriller/Horror     Universe                        Robert Davi, Rodney Rowland, Michael
                                                                                Ironside

Swimming                    Thriller            Universe excluding U.S., U.K,   Lauren Ambrose, Jennifer Dundas
                                                Canada, the Netherlands         Lowe, Joelle Carter

The Wedding Party           Romantic/Comedy     Domestic                        Cate Blanchett, Frances O'Connor

Wishmaster 4                Horror              Universe excluding U.S. and     Michael Trucco, Tara Spencer
                                                Canada

Young Blades                Adventure           Universe excluding              Hugh Daney, Ben Cross
                                                non-English speaking Europe
                                                and Africa

Our Film Library of Distribution Rights

         Our film library consists of rights to a broad range of films, most of which were produced since 1980. At September 24, 2001, we had various distribution rights to more than 270 motion pictures, including more than 70 motion pictures in which we own an interest in the copyright. With respect to these films where we do not own the copyright, the term of our distribution rights generally range from 12 to 25 years or more from the date of acquisition, and typically extend to many, if not all, media for exhibition worldwide or in specified territories.

         In addition to exploitation of distribution rights to motion pictures in our library in the major media, we are able to exploit various ancillary rights in the films under certain situations. We have arranged for the music in several motion pictures that we have distributed to be released as soundtrack recordings, including Waking Ned Devine, A Merry War, Mrs. Dalloway, The Secret of Roan Inish, Party Girl, The Big Squeeze and Infinity. Although exploitation of these soundtracks and other ancillary rights have not generated significant revenues for us to date, our ownership or control of ancillary rights to motion pictures in our library, including interactive rights, remake rights and merchandising rights, may provide future sources of additional revenues.

         Additionally, we have granted to Yahoo! Inc. the right to exploit on the Internet approximately fifty titles from our film library on a revenue sharing basis.

Major Customers

         In 1998, Fox Searchlight accounted for $5,000,000 or 19.5% of our revenues. In 1999, Buena Vista accounted for $3,500,000 or 10.4% of our revenues. In 2000, USA Network accounted for $3,014,000 or 13.3% of our total revenues. For the six months ended June 30, 2001, USA Network accounted for $2,285,000 or 11.4 % of the total revenues and Global Media Distribution accounted for $2,800,000 or 14% of the total revenues.

Employees

         As of September 24, 2001, we employed 49 full-time employees and 3 part-time employees. Some of our subsidiaries are or may become subject to the terms in effect from time to time of various industry-wide collective bargaining agreements, including the Writers Guild of America, the Directors Guild of America, the Screen Actors Guild and the International Alliance of Theatrical Stage Employees. We may assume a production company's obligation to pay residuals to these various entertainment guilds and unions. A strike, job action or labor disturbance by the members of any of these entertainment guilds and unions could have a material adverse effect on the production of a motion picture within the United States, and, consequently, on our business, operations and results of operations. These organizations all have engaged in strikes and similar activities. We believe that our current relationship with our employees is satisfactory.

Competition

         Motion picture distribution, finance and production are highly competitive businesses. The competition comes both from companies within the same business and from companies in other entertainment media that create alternative forms of leisure entertainment. We compete with major film studios including:

         o        The Walt Disney Company;
         o        Paramount Pictures Corporation;
         o        Universal Pictures;
         o        Sony Pictures Entertainment;
         o        Twentieth Century Fox;
         o        Warner Brothers Inc.; and
         o MGM/UA and their affiliates, including previously independent companies such as Miramax and New Line Cinema, which are dominant in the motion picture industry.

         We also compete with numerous independent and foreign motion picture production and distribution companies. Many of the organizations with which we compete have significantly greater financial and other resources than us. For instance, German-based and multinational production and distribution companies recently have been successful in raising significant capital in equity financings in Germany. Our ability to compete successfully depends upon the continued availability of independently produced, domestic and foreign motion pictures and our ability to identify and acquire distribution rights to, and successfully license and distribute, motion pictures with commercial potential. A number of formerly independent motion picture companies have been acquired in

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

recent years by major entertainment companies. These transactions have significantly increased competition for the acquisition of distribution rights to independently produced motion pictures.

         Films that we distribute or finance also compete for audience acceptance and exhibition outlets with motion pictures that other companies distribute and produce. As a result, the success of any of the films that we distribute or finance is dependent not only on the quality and acceptance of that particular film, but also on the quality and acceptance of other competing films released into the marketplace at or near the same time. With respect to our domestic theatrical releasing operations, a substantial majority of the motion picture screens in the United States typically are committed at any one time to films distributed nationally by the major film studios, which generally buy large amounts of advertising on television and radio and in newspapers and can command greater access to available screens. Although some movie theaters specialize in the exhibition of independent, specialized motion pictures and art-house films, there is intense competition for screen availability for these films as well. Given the substantial number of motion pictures released theatrically in the United States each year, competition for exhibition outlets and audiences is intense. In addition, there also have been rapid technological changes over the past fifteen years. Although technological developments have resulted in the creation of additional revenue sources from the licensing of rights with respect to new media, these developments also have resulted in increased popularity and availability of alternative and competing forms of leisure time entertainment including pay/cable television programming and home entertainment equipment such as videocassettes, interactive games and computer/Internet use.

Regulation

         In 1994, the United States was unable to reach an agreement with its major international trading partners to include audio-visual works, such as television programs and motion pictures, under the terms of the General Agreement on Trade and Tariffs Treaty. The failure to include audio-visual works under the treaty allows many countries to continue enforcing quotas that restrict the amount of United States-produced television programming which may be aired on television in those countries. The Council of Europe has adopted a directive requiring all member states of the European Union to enact laws specifying that broadcasters must reserve a majority of their transmission time, exclusive of news, sports, game shows and advertising, for European works. The directive does not itself constitute law, but must be implemented by appropriate legislation in each member country. In addition, France requires that original French programming constitute a required portion of all programming aired on French television. These quotas generally apply only to television programming and not to theatrical exhibition of motion pictures, but quotas on the theatrical exhibition of motion pictures could also be enacted in the future. We cannot assure you that additional or more restrictive theatrical or television quotas will not be enacted or that countries with existing quotas will not more strictly enforce such quotas. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially and adversely affect our business by limiting our ability to fully exploit our rights in motion pictures internationally and, consequently, to assist or participate in the financing of these motion pictures.

         Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries. These

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

laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended. We are aware of reports of extensive unauthorized misappropriation of videocassette rights to motion pictures which may include motion pictures distributed by us. Motion picture piracy is an industry-wide problem. The Motion Picture Association of America, an industry trade association, operates a piracy hotline and investigates all reports of such piracy. Depending upon the results of investigations, appropriate legal action may be brought by the owner of the rights. Depending upon the extent of the piracy, the Federal Bureau of Investigation may assist in these investigations and related criminal prosecutions.

         Motion picture piracy is also an international problem. Motion picture piracy is extensive in many parts of the world, including South America, Asia including Korea, China and Taiwan, the countries of the former Soviet Union and other former Eastern bloc countries. In addition to the Motion Picture Association, the Motion Picture Export Association, the American Film Marketing Association and the American Film Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes of motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the United States government has publicly considered trade sanctions against specific countries that do not prevent copyright infringement of United States produced motion pictures. We cannot assure you that voluntary industry embargoes or United States government trade sanctions will be enacted. If enacted, these actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry as a whole, and our business in particular, may continue to lose an indeterminate amount of revenues as a result of motion picture piracy.

         The Code and Ratings Administration of the Motion Picture Association assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. We sometimes, although not always, submit our motion pictures for these ratings. In certain circumstances, motion pictures that we did not submit for rating might have received restrictive ratings, including, in some circumstances, the most restrictive rating which prohibits theatrical attendance by persons below the age of seventeen. Unrated motion pictures, or motion pictures receiving the most restrictive rating, may not be exhibited in certain movie theaters or in certain locales, thereby potentially reducing the total revenues generated by these films. United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures which may restrict in whole or in part theatrical or television exhibition in particular territories. In 1997, the major broadcast networks and the major television production companies implemented a system to rate television programs. This television rating system has not had a material adverse effect on the motion pictures distributed by us. However, the possibility exists that the sale of theatrical motion pictures for broadcast on domestic free television may become more difficult because of potential advertiser unwillingness to purchase advertising time on television programs that are rated for limited audiences. We cannot assure you that current and future restrictions on the content of motion pictures may not limit or adversely affect our ability to exploit certain motion pictures in particular territories and media.

Properties

         Our principal executive offices are located at 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069 and consist of approximately 10,000 square feet of office space. Our payments under the lease are approximately $20,000 per month. The lease expires on September 30, 2002. Under the terms of the lease, in October 1999, we became responsible for a percentage of operating costs above a base year calculation.

         In May 2001, we entered into a sublease for 4,000 square feet of office space located at 2932 Nebraska Avenue, Santa Monica, California for our television commercial production operations. We have since ceased these operations and we intend to sublet the premises. The term of the sublease is through March 31, 2003 and provides for an annual rent of $108,000.

Legal proceedings

         We are engaged in legal proceedings incidental to our normal business activities. In the opinion of management, none of these proceedings are material in relation to our financial position.

                                   Management

         Our current directors and executive officers are set forth below. Biographical information concerning each of the directors and executive officers is presented on the following pages. Information is presented as of the date of this prospectus.

Name                      Age     Position
----                      ---     --------
Christopher J. Cooney     40      Co-Chairman of the Board and Chief Executive
                                  Officer

Robert B. Little          56      Co-Chairman of the Board and President

William F. Lischak        44      Chief Operating Officer, Chief Financial
                                  Officer, Secretary and Director

Jeffrey Cooney            43      Executive Vice President - Creative Affairs
                                  and Director

Stephen K. Bannon         47      Director

Scot K. Vorse             40      Director

Barry R. Minsky           58      Director

Joseph Linehan            40      Director

Nicholas Bavaro           61      Director

         Christopher J. Cooney has served as co-chairman of our board and our chief executive officer since June 2000. Since August 1999, Mr. Cooney has served as president of Rosemary Street Productions LLC, a New York-based entertainment holding company. Since 1986, Mr. Cooney has served in various positions at EUE/Screen Gems, Ltd. ("EUE/Screen Gems"), a New York-based television commercial facility and production house, including as head of production from 1986 to 1988, as vice president in charge of all facilities from 1988 to 1992, and as vice president of physical production from 1992 to 1996. In 1996, Mr. Cooney led EUE/Screen Gems in the acquisition of DeLaurentis Studios. Since 1996, Mr. Cooney has been responsible for overseeing all commercial and daytime television production for the North Carolina operations of EUE/Screen Gems. Mr. Cooney also holds an ownership interest in EUE/Screen Gems. In 1984, Mr. Cooney formed Total Picture Company to produce concert films, commercials and videos for record labels and musical instrument manufacturers. Prior to that, Mr. Cooney was employed by Independent Artists as an assistant producer of international television commercials. Mr. Cooney received his B.A. from Boston University. Christopher J. Cooney is the brother of Jeffrey Cooney, our executive vice president - creative affairs, and a director of our company.

         Robert B. Little has been president of our company since June 2000 and co-chairman of our board of directors since our merger with Overseas Private in October 1996. Mr. Little also served as our co-chief executive officer from October 1996 to June 2000. Mr. Little co-founded Overseas Private in February 1980 and served as chairman of the board of Overseas Private from February 1987 until October 1996 and its chief executive officer from February 1990 until October 1996. Mr. Little was a founding member of the American Film Marketing Association, the organization which established the American Film Market, and served multiple terms on its board of directors. In 1993, Mr. Little served on the City of Los Angeles Entertainment Industry Task Force, a task force composed of industry leaders focused on maintaining and enhancing Los Angeles' reputation as the entertainment capital of the world. Mr. Little is also a founding member of The Archive Council, an industry support group for the University of California at Los Angeles Archive Film Preservation Program, and a member of the board of directors of the Antonio David Blanco Scholarship Fund, an endowment fund that annually benefits deserving students in the UCLA Department of Film and Television. Mr. Little was an executive producer of Titus, which was nominated for an Academy Award(R) in 1999.

         William F. Lischak has served as our chief operating officer, chief financial officer, secretary and a director of our company since October 1996. Mr. Lischak served as chief operating officer of Overseas Private from September 1990 until October 1996 and its chief financial officer from September 1988 until October 1996. Mr. Lischak, a certified public accountant, previously had worked in public accounting, including from 1982 to 1988 with the accounting firm of Laventhol & Horwath. Mr. Lischak has a masters degree in taxation and has taught courses in the extension program at UCLA in accounting, finance and taxation for motion pictures and television. Mr. Lischak attended New York University's Tisch School of Arts and received a bachelor's degree in business administration from New York University's Leonard N. Stern School of Business.

         Jeffrey Cooney has served as our executive vice president-creative affairs and a director of our company since June 2000. Since August 1999, Mr. Cooney has served as creative director of Rosemary Street. Mr. Cooney also holds an ownership interest in EUE/Screen Gems. In 1990, Mr. Cooney formed Jeffrey Cooney Films and until August 1999 directed commercials for clients such as Kodak, Mitsubishi, Procter & Gamble and General Mills. Mr. Cooney received a B.A. in English from Holy Cross College. Jeffrey Cooney is the brother of Christopher J. Cooney, the co-chairman of our board and our chief executive officer.

         Stephen K. Bannon has been a director of our company since its inception in December 1993. From October 1996 to June 2000, he served as vice chairman of our board of directors and chairman of its executive committee. From December 1993 until October 1996, he served as our chairman of the board. From June 1991 through July 1998, Mr. Bannon served as the chief executive officer of Bannon & Co., Inc., an investment banking firm specializing in the entertainment, media and communications industries. In July 1998, Bannon & Co., Inc. was acquired by SG Cowen Securities Corporation, an integrated, full service U.S. securities and investment banking firm. Mr. Bannon served as managing director and co-head of SG Cowen Securities Corporation's media and entertainment group from July 1998 until March 2000. In March 2000, Mr. Bannon

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

founded and is currently a managing partner of Jefferies Bannon Media Partners L.L.C. As part of an investment banking assignment, from April 1994 to December 1995, Mr. Bannon served as acting chief executive officer of SBV, a division of Decisions Investment Corp., which operates the Biosphere 2 project near Oracle, Arizona. Mr. Bannon is a registered principal with the NASD. Mr. Bannon was an executive producer of Titus, which was nominated for an Academy Award(R)in 1999.

         Scot K. Vorse became a director of our company in January 1995. From January 1995 until October 1996, he served as our treasurer and secretary, and from January 1995 until November 1996, he served as our vice president. From June 1991 through July 1998, Mr. Vorse served as an executive vice president and the chief financial officer of Bannon & Co., Inc. After the acquisition of Bannon & Co., Inc. by SG Cowen Securities Corporation in July 1998, Mr. Vorse served as managing director and co-head of SG Cowen Securities Corporation's media and entertainment group until March 2000. Since March 2000, Mr. Vorse has been managing his personal investments.

         Barry R. Minsky has served as a director of our company since June 2000. Since 1977, Mr. Minsky has served as president of Wharton Capital Corporation and since 1996 as chief executive officer of Wharton Capital Partners, Ltd., a New York-based investment banking firm which, along with its partners, facilitates financing for public companies and institutional clients. Mr. Minsky has assisted public and private corporations in merger and acquisition activities, sourcing financing and developing financial strategies. Mr. Minsky also has experience in music publishing, film libraries, motion picture production and distribution. Mr. Minsky received a B.S. in economics and graduated on the dean's list from the Wharton School, University of Pennsylvania.

         Joseph Linehan has served as a director of our company since June 2000. Mr. Linehan has been employed in various capacities with The Union Labor Life Insurance Co. since 1984. Since December 1999, Mr. Linehan has served as vice president-private capital and vice president-securities. From May 1998 to December 1999, Mr. Linehan served as second vice president-investments and from February 1993 to May 1998, Mr. Linehan served as assistant vice president-investments. Mr. Linehan received a B.A. and M.B.A. from the University of Maryland.

         Nicholas Bavaro has served as a director of our company since June 2000. Mr. Bavaro has served as vice president and chief financial officer of EUE/Screen Gems since 1983, when Columbia Pictures International ("Columbia") sold its Screen Gems division. From 1961 to 1983, Mr. Bavaro served in various positions at Columbia, including as an employee in the financial department from 1961 to 1967, as comptroller of the Screen Gems division from 1967 to 1973 and as vice president and chief financial officer of that division from 1974 to 1983.

         Our board of directors is divided into three classes, each of which serves for a term of three years, with only one class of directors being elected in each year. The term of the first class of directors, consisting of William F. Lischak, Joseph Linehan and Barry R. Minsky, will expire at the annual meeting of our stockholders in 2002. The term of the second class of directors, consisting of Robert B. Little, Stephen K. Bannon and Christopher J. Cooney, will expire at the annual meeting of our stockholders in 2003. The term of the third class of directors, consisting of Scot K. Vorse, Nicholas Bavaro and

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

Jeffrey Cooney, will expire at the annual meeting of our stockholders in 2001. In each case, each director serves from the date of his election until the end of his term and until his successor is elected and qualifies.

Committees

         Executive Committee. Christopher J. Cooney, Robert B. Little, William
F. Lischak and Stephen K. Bannon currently serve on the executive committee, with Mr. Cooney serving as chairman of such committee. During intervals between the meetings of the board of directors, the executive committee exercises all powers of the board of directors (except those powers specifically reserved by Delaware law or our Bylaws to the full board of directors) in the management and direction of the business and conduct of our affairs in all cases in which specific directions have not been given by the board.

         Compensation Committee. William F. Lischak, Joseph Linehan and Stephen
K. Bannon currently serve on the compensation committee, with Mr. Lischak serving as chairman of such committee. The compensation committee administers our stock option plans to the extent contemplated thereby and reviews, approves, and makes recommendations with respect to compensation of officers, consultants and key employees.

         Audit Committee. The audit committee currently consists of Stephen K. Bannon, Scot K. Vorse and Nicholas Bavaro, with Mr. Bavaro serving as chairman of such committee. The functions of the Audit Committee are: to review and approve the selection of, and all services performed by, our independent auditors; to meet and consult with and to receive reports from, our independent auditors and our financial and accounting staff; and to review and act with respect to the scope of audit procedures, accounting practices and internal accounting and financial controls.

Voting Agreement

         In June 2000, our company, Rosemary Street, the Littles, MRCo., Inc. (a member of Rosemary Street), Christopher J. Cooney and Jeffrey Cooney entered into a voting agreement, which provides that:

         o so long as Robert B. Little is employed as our president, or the Littles own no less than 5% of our issued and outstanding voting securities, we will nominate and Rosemary Street will vote for Robert B. Little to serve as a member of our board;

         o so long as Christopher J. Cooney and Jeffrey Cooney own, in the aggregate, directly or indirectly, no less than 5% of our issued and outstanding voting securities, we will nominate and the Littles and other members of Rosemary Street will vote for Christopher J. Cooney and Jeffrey Cooney to serve as members of our board; and

         o so long as MRCo. owns no less than 5% of our issued and outstanding voting securities, we will nominate and the Littles and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of our board.

         The voting agreement further provides that if the size of the board is increased from nine members to eleven members prior to June 20, 2002, Rosemary

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

Street has the right to designate for election or appoint as directors the two persons to fill the vacancies created by the increase. The Littles have agreed to vote all of their shares of our voting securities for the election of Rosemary Street's two nominees in this situation.

Executive Compensation

         The following table sets forth the total compensation paid or accrued during 2000, 1999 and 1998 to Christopher J. Cooney, our current chief executive officer, Ellen Dinerman Little and Robert B. Little, our co-chief executive officers until June 2000 and to William F. Lischak, our only other executive officer who earned more than $100,000 during those periods.


                                                                                       Long Term
                                                                                      Compensation
                                                 Annual Compensation                     Awards
                                       -------------------------------------------------------------------------------
                                                                     Other Annual       Securities
                                                                        Compen-         Underlying   All Other Compen
         Name and                      Salary           Bonus           sation         Options/SARS       sation
    Principal Position      Year        ($)              ($)              ($)              (#)              ($)
----------------------------------------------------------------------------------------------------------------------
Christopher J. Cooney
Co-chairman of the board    2000        100,000(1)                0                0               0                0
and chief executive         1999  -              0                0                0               0                0
officer                     1998                 0                0                0               0                0

Robert B. Little            2000        215,865(2)        37,500(3)        36,371(4)         250,000        38,715(5)
Co-chairman of the board    1999        125,000(6)        25,000(7)        11,852(8)               0        34,791(9)
and  president              1998       125,000(10)        25,000(7)       26,985(11)               0       48,101(12)

Ellen Dinerman Little
Former co-chairman of the   2000        60,096(13)       12,500(14)                0         250,000       30,494(15)
board, co-chief executive   1999       125,000(16)        25,000(7)                0               0       22,638(17)
officer and president       1998       125,000(18)        25,000(7)       17,203(19)               0       19,642(20)

William F. Lischak
Chief operating officer,    2000           212,980          150,000            0(21)          75,000       12,286(22)
chief  financial officer    1999           200,000           50,000            0(21)          10,000       12,528(23)
and secretary               1998           193,209           50,000            0(21)               0       10,677(24)

--------------------------------

(1) Represents salary earned by Mr. Cooney commencing in June 2000 when he became co-chairman of the board and chief executive officer in connection with the closing of the private placement with Rosemary Street.

(2) Represents salary earned by Mr. Little as our co-chairman of the board and co-chief executive officer through June 2000. In connection with the closing of the private placement with Rosemary Street in June 2000, we amended Mr. Little's existing employment agreement to provide for him to serve as co-chairman of the board and president.

(3) Represents bonus earned by Mr. Little pursuant to his employment agreement, $25,000 of which has been deferred.

(4) Represents $11,852 of auto expense allowance, $3,750 in business management fees and $20,769 of general expense allowance paid pursuant to Mr. Little's employment agreement.

(5) Represents $3,115 in contributions we made on behalf of Mr. Little pursuant to our 401(k) plan, $32,966 in life insurance premiums and $2,634 in disability insurance premiums paid by us for the benefit of Mr. Little.

(6) Represents salary earned by Mr. Little pursuant to his employment agreement, the payment of which was made or forgiven in June 2000.

(7) Represents bonus of $25,000, payment of which was made or forgiven in June 2000.

(8) Represents $10,987 for automobile lease payments and $865 in automobile expenses.

(9) Represents $32,480 in life insurance premiums we paid or accrued for the benefit of Mr. Little and $2,311 in disability insurance premiums we paid for the benefit of Mr. Little.

(10) Represents salary earned by Mr. Little pursuant to his employment agreement, payment of $68,066 of which was made or forgiven in June 2000.

(11) Represents $11,985 for automobile lease payments, $10,700 in business management and accounting fees we paid on behalf of Mr. Little and $4,300 in business management and accounting fees to which Mr. Little was entitled to reimbursement, payment of which was made in June 2000.

(12) Represents $2,266 in contributions we made on behalf of Mr. Little pursuant to our 401(k) Plan, $34,258 in life insurance premiums paid or accrued for the benefit of Mr. Little, $2,123 in disability insurance premiums we paid for the benefit of Mr. Little and $9,454 in tax preparation fees for 1996 for which Mr. Little was entitled to reimbursement, payment of which was made in June 2000.

(13) Represents salary earned by Ms. Little as co-chairman of the board, co-chief executive officer and our president through June 2000. In connection with the June 2000 private placement, we terminated Ms. Little's employment.

(14) Represents bonus earned by Ms. Little through June 2000.

(15) Represents $27,860 in life insurance premiums and $2,634 in disability insurance premiums we paid for the benefit of Ms. Little.

(16) Represents salary earned by Ms. Little pursuant to her employment agreement, the payment of which was made or forgiven in June 2000.

(17) Represents $20,225 in life insurance premiums we paid or accrued for the benefit of Ms. Little and $2,413 in disability insurance premiums we paid for the benefit of Ms. Little.

(18) Represents salary earned by Ms. Little pursuant to her employment agreement, payment of $68,063 of which was made or forgiven in June 2000.

(19) Represents $10,700 of business management and accounting fees we paid on behalf of Ms. Little, $2,203 in automobile expenses and $4,300 of business management and accounting fees to which Ms. Little was entitled to reimbursement, payment of which was made in June 2000.

(20) Represents $2,267 in contributions we made on behalf of Ms. Little pursuant to our 401(k) Plan, $15,100 in life insurance premiums we paid or accrued for the benefit of Ms. Little and $2,275 in disability insurance premiums we paid for the benefit of Ms. Little.

(21) Perquisites with respect to the executive officer did not exceed the lesser of $50,000 or 10% of the executive officer's salary and bonus.

(22) Represents $4,260 in contributions we made on behalf of Mr. Lischak pursuant to our 401(k) plan, $6,139 in life insurance premiums and $1,887 in disability insurance premiums we paid for the benefit of Mr. Lischak.

(23) Represents $3,569 in contributions made on behalf of Mr. Lischak pursuant to our 401(k) Plan, $7,295 in life insurance premiums for which Mr. Lischak is entitled to reimbursement and $1,664 in disability insurance premiums we paid for the benefit of Mr. Lischak.

(24) Represents $3,077 in contributions we made on behalf of Mr. Lischak pursuant to our 401(k) Plan, $5,135 in life insurance premiums and $2,465 in disability insurance premiums we paid for the benefit of Mr. Lischak.

The following table summarizes the number of options granted to the executive officers named above during the year ended December 31, 2000, and the percentage that such options relate to the stock options granted to all employees during such fiscal year:


                                               OPTION GRANTS IN 2000
                                                 Individual Grants
                                                         % of Total
                                         Options      Options Granted     Exercise     Market Price
                                                      to Employees in      Price       on Date of   Expiration
Name                                    Granted(#)      Fiscal Year       ($/Share)     Grant ($)     Date
----                                    ----------      -----------       ---------     ---------   ----------
Christopher J. Cooney
Co-chairman of the board and chief
executive officer                           0                0%              --            --             --

Robert B. Little
Co-chairman of the board and
president                               250,000(1)          40%             $3.40         $2.00        6/19/05

Ellen Dinerman Little
Former co-chairman of the board,
co-chief executive officer and
president                               250,000(1)          40%             $3.40         $2.00        6/19/05

(table continued on next page)

                                       72

(continuation of table)

William F. Lischak
Chief operating officer, chief
financial officer and secretary         75,000(2)           12%             $3.40         $2.00        6/19/05

-----------------------

(1) Represents immediately exercisable options to purchase 250,000 shares of common stock pursuant to our amended and restated 1996 special stock option plan and agreement.

(2) Represents options to purchase 75,000 shares of common stock pursuant to our 1996 basic stock option and stock appreciation rights plan, as to which 33,340 options were exercisable as of August 31, 2001 and 2,083 options become exercisable on the last day of each of the next 20 consecutive months thereafter.

         The following table summarizes the number of exercisable and unexercisable options held by the executive officers named above at December 31, 2000, and their value at that date if such options were in-the-money:

                       AGGREGATED OPTION EXERCISES IN 2000 AND FISCAL YEAR-END OPTION VALUES
                                                                                                        Value of
                                                                                                      Unexercised
                                                                           Number of Securities       In-the-Money
                                                                          Underlying Unexercised       Options at
                                                                            Options at December       December 31,
                                                                                 31, 2000                 2000
                                  Shares Acquired on                           Exercisable/           Exercisable/
                                       Exercise         Value Realized         Unexercisable         Unexercisable
             Name                        (#)                  ($)                   (#)                   ($)
---------------------------------------------------------------------------------------------------------------------
Christopher J. Cooney                                                               0/0                   0/0
Co-chairman of the board and              0                    0
chief executive officer

Robert B. Little
Co-chairman of the board and              0                    0
president                                                                        250,000/0                0/0

Ellen Dinerman Little
Former co-chairman of the                 0                    0
board, co-chief executive                                                        250,000/0                0/0
officer and president

William F. Lischak
Chief operating officer,                  0                    0
chief financial officer and                                                    16,676/58,324              0/0
secretary


Director Compensation


     Pursuant to the automatic option grant program under our 1996 Basic
Stock Option and Stock Appreciation Rights Plan, each individual serving as a non-employee board member on October 31, 1996, was granted a non-qualified option to purchase 5,000 shares of common stock. In addition, each member of the board who is not employed by us receives an automatic grant of a non-qualified option to purchase 5,000 shares of the common stock (i) upon becoming a board member, whether through election at a meeting of our stockholders or through appointment by the board of directors and (ii) on the date of each annual meeting of stockholders, if such individual is to continue to serve as a board member after such meeting; provided such individual has served as a non-employee member of the board of directors for at least six months. Each such automatic option grant is, among other things, exercisable at the fair market value of the common stock on the date of the automatic grant and is generally exercisable after completion of one year of service to the board of directors measured from the automatic grant date. In addition, we reimburse all directors for travel and related expenses incurred in connection with their activities on our behalf. Our Directors are not otherwise compensated for serving on the board.

Compensation Committee Interlocks And Insider Participation

         Our compensation committee was established in October 1996 and currently consists of William Lischak, Joseph Linehan and Stephen K. Bannon, with William F. Lischak serving as chairman of such committee. Mr. Lischak has served as chief operating officer, chief financial officer, secretary and one of our directors since October 1996. Mr. Linehan has served as one of our directors since June 2000. Mr. Bannon was our chairman of the board of directors during 1996 until consummation of the merger with Overseas Private and served as vice chairman of the board of directors and chairman of the executive committee from October 1996 to June 2000. The compensation committee currently administers both of our stock option plans to the extent contemplated thereby.

Indemnification

         We have entered into indemnification agreements with our directors (including those who are also executive officers) providing for indemnification by us, including in circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between us and each of the parties thereto, thus preventing us from modifying its indemnification policy in a way that is adverse to any person who is a party to such an agreement.

Compensation Arrangements For Current Executive Officers

         Christopher J. Cooney

         In June 2000, we entered into an employment agreement with Christopher
J. Cooney, which provided for Mr. Cooney to serve as our co-chairman of the board and the chief executive officer for a one-year term ending in June 2001. We are currently in the process of amending and extending this agreement. Under the terms of the agreement Mr. Cooney received a base salary of $200,000 and was entitled to receive an annual $25,000 bonus if our pre-tax profits exceed $500,000 in any year during the term. Mr. Cooney was also entitled to an additional bonus, if any, as established by the board at the beginning of the employment term based on our achieving certain profit targets. The agreement contained a non-compete clause whereby Mr. Cooney agreed not to compete with us for the duration of the agreement.

         Robert B. Little

         In June 2000, we entered into an amended and restated employment agreement with Robert B. Little, which provides for Mr. Little to serve as our co-chairman of the board and the president for a three-year term ending in June 2003. Mr. Little receives a base salary of $300,000 and a guaranteed bonus of $50,000, which will be increased by $25,000 on a cumulative basis for each year of the employment term in which our pre-tax profits exceed $500,000. Mr. Little also will be entitled to an additional bonus, if any, as may be established by the board at the beginning of each year of the employment term based on our achieving certain profit targets. If we achieve these targets, Mr. Little's employment agreement will be automatically renewed on the same terms for an additional two-year term. Regardless of whether we achieve the targets, we may give Mr. Little written notice at least six months prior to the expiration of the initial employment term that we elect to extend the initial term for an additional two years. If the initial term is not renewed, Mr. Little will be entitled to receive $400,000 in cash, payable in six equal monthly installments of $66,666, with the first payment to be made within 30 days after termination of the initial term. The agreement contains a non-compete clause whereby Mr. Little agreed not to compete with us for the duration of the agreement and for one year after its termination.

         William F. Lischak

         In June 2000, we entered into an amended and restated employment agreement with William F. Lischak, which provides for Mr. Lischak to serve as our chief operating officer and chief financial officer for a three-year term ending in June 2003. Mr. Lischak receives a base salary of $225,000 and a guaranteed bonus of $50,000, which will be increased by $15,000 on a cumulative basis for each year of the employment term in which our pre-tax profits exceed $500,000. Mr. Lischak also will be entitled to an additional bonus, if any, as may be established by the board at the beginning of each year of the employment term based on our achieving certain profit targets. If we achieve these targets, Mr. Lischak's employment agreement will be automatically renewed on the same terms for an additional two-year term. Regardless of whether we achieve the targets, we may give Mr. Lischak written notice at least six months prior to the expiration of the initial employment term that we elect to extend the initial term for an additional two years. If the initial term is not renewed, Mr. Lischak will be entitled to receive $300,000 in cash, payable in six equal monthly installments of $50,000, with the first payment to be made within 30 days after termination of the initial term. The agreement contains a non-compete clause whereby Mr. Lischak agreed not to compete with us for the duration of the agreement and for one year after its termination.

         In connection with the June 2000 private placement, we granted Mr. Lischak an option under our 1996 Basic Stock Option Plan to purchase 75,000 shares of common stock at an exercise price of $3.40 per share. As of August 31, 2001, 33,340 options were exercisable. 2,083 options will become exercisable on the last day of each of the next 20 consecutive months thereafter. Once exercisable, the options will remain exercisable until April 2005.

         Jeffrey Cooney

         In June 2000, we entered into an employment agreement with Jeffrey Cooney, which provides for Mr. Cooney to serve as our executive vice president-creative affairs for a three-year term ending in June 2003. Mr. Cooney receives a base salary of $60,000 and will receive a $25,000 bonus for each year of the employment term in which our pre-tax profits exceed $500,000. Mr. Cooney also will be entitled to an additional bonus, if any, as may be established by the board at the beginning of each year of the employment term based on our achieving certain profit targets. If we achieve these targets, Mr. Cooney's employment agreement will be automatically renewed on the same terms for an additional two-year term. Regardless of whether we achieve the targets, we may give Mr. Cooney written notice at least six months prior to the expiration of the initial employment term that we elect to extend the initial term for an additional two years. If the initial term is not renewed, Mr. Cooney will be entitled to receive $100,000 in cash, payable in six equal monthly installments of $16,666.67, with the first payment to be made within 30 days after termination of the initial term. The agreement contains a non-compete clause whereby Mr. Cooney agreed not to compete with us for the duration of the agreement and for one year after its termination.

Stock Option Plans

         Amended and Restated 1996 Special Stock Option Plan and Agreement

         The Amended and Restated 1996 Special Stock Option Plan and Agreement primarily provides equity incentives to each of Robert B. Little and Ellen Dinerman Little. Under the Special Option Plan, on October 31, 1996, each of Ms. Little and Mr. Little was granted two non-qualified options to purchase a total of 1,100,000 shares of common stock:

         o one option to purchase 537,500 shares of common stock at an exercise price of $5.00 per share, exercisable on October 31, 1996 for 100,000 shares with the balance vesting in five equal annual installments beginning on October 30, 1997; and

         o one option to purchase 562,500 shares of common stock at an exercise price of $8.50 per share, vesting in five equal annual installments beginning on October 30, 1997.

         All 2,200,000 shares of common stock initially reserved for issuance under the Special Option Plan were subject to the options granted to the Littles.

         In June 2000, we amended the Special Option Plan. Pursuant to this amendment, we cancelled all of the options outstanding under the Special Option Plan and granted each of Ms. Little and Mr. Little an option to purchase 250,000 shares of common stock at an exercise price of $3.40 per share. The options are immediately exercisable and expire in June 2005.

         1996 Basic Stock Option Plan

         In October 1996, our stockholders approved the 1996 basic stock option and stock appreciation rights plan under which a total of 550,000 shares of common stock are available for grant to our regular full-time employees, non-employee members of the board of directors, independent consultants and other persons who provide services to us on a regular or substantial basis. Awards consist of stock options (both non-qualified options and options intended to qualify as incentive stock options under Section 422 of the Internal Revenue

Code) and stock appreciation rights. As of June 30, 2001, options to purchase an aggregate of 279,500 shares of common stock were outstanding under the basic option plan, with exercise prices ranging from $1.75 to $5.25 per share.

         2000 Performance Equity Plan

         In November 2000, our stockholders approved the 2000 performance equity plan, under which a total of 1,000,000 shares of common stock are available for grant to our key employees, officers, directors and consultants. Awards consist of stock options (both non-qualified options and options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code), restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2000 plan. As of June 30, 2001, options to purchase an aggregate of 50,000 shares of common stock were outstanding under the 2000 plan at an exercise price of $1.50 per share.


                 Certain Relationships and Related Transactions

         On October 31, 1996, as part of the consideration to them in our merger with Overseas Private, we issued to the Littles a $2,000,000 secured promissory note, bearing interest at the rate of 9% per annum, with principal and interest originally payable in monthly installments of $41,517 over a five-year period ending October 1, 2001. In connection with the June 2000 private placement, the Littles forgave the principal amount and interest accrued under the note.

         The Littles had agreed to defer all payments under the note until outstanding borrowings under the operating facility portion of our previous credit facility with Coutts & Co. was reduced to at least $5,000,000. However, a later amendment to the credit facility with Coutts & Co. permitted us to pay to the Littles an amount equal to their aggregate weekly salary without interest on a weekly basis towards repayment of the note so long as the Littles deferred the payments until the deferral lapse date. Pursuant to the note and debt contribution agreement entered into in connection with the June 2000 private placement, we paid the Littles $564,524 in accrued salaries owed by us to them and the Littles forgave $125,131 of accrued salaries. We also repaid the Littles $135,476 in expenses owed to them under their respective employment agreements.

         In connection with the merger with Overseas Private, we entered into a tax reimbursement agreement with the Littles and Mr. Lischak. In June 2000, pursuant to the note and debt contribution agreement, we paid the Littles $200,000, representing the entire amount owed by us to them under the provisions of the tax reimbursement agreement.

         In December 1997 and February 1998, the Littles loaned us an aggregate of $400,000 in order to provide a portion of the funds required by us for the print and advertising costs associated with the domestic theatrical release by us of Mrs. Dalloway. Pursuant to the note and debt contribution agreement, we repaid the aggregate principal amount of this loan to the Littles and the Littles forgave $78,101 of accrued and unpaid interest on the loan.

         Until June 2000, Ellen Dinerman Little was employed as our co-chairman of the board, co-chief executive officer and president. In June 2000, our existing employment agreement with Ms. Little was terminated and we entered into a "first look" agreement with The Little Film Company and Ms. Little. The agreement provides for a three-year term ending in June 2003. Pursuant to the "first look" agreement, the Little Film Company receives:

         o        an annual fee of $100,000;

         o a discretionary revolving development fund of $100,000 for The Little Film Company's use in the option/acquisition of literary properties, engagement of writers and other customary development costs; and

         o customary overhead, including office space, staff, telephone and reasonable travel costs.

         The Little Film Company also will be compensated on a project-by-project basis. We will have an exclusive "first look" on any project that The Little Film Company owns or controls or any project that it has the right to acquire or may wish to acquire for development or production. The Little Film Company will furnish us with the services of Ms. Little in connection with the development and possible production of theatrical motion pictures based upon accepted artist submissions meeting certain criteria.

         In October 2000, we entered into a consulting agreement with Wharton Capital Partners Ltd. Barry R. Minsky, one of our directors, is the chief executive officer and a 50% stockholder of Wharton. Under the agreement, Wharton received a one-time fee of $100,000 and is entitled to receive a monthly fee of $4,166 for 24 months. If Wharton introduces us to a financing source and we consummate any public or private equity and/or debt financing with the source during the term of the consulting agreement or during the two-year period following the expiration of the agreement, then we also will pay Wharton an amount equal to (i) 5% of all funds received by us from such public or private equity financing and (ii) 3% of all funds received by us from such public or private debt financing. Additionally, upon completion of an equity-based financing, we will issue to Wharton warrants to purchase shares of common stock equal to 5% of the common stock or common stock equivalents issued in the financing at an exercise price equal to 120% of the five-day average closing bid price prior to the closing of such financing. The warrants will be exercisable on a cashless basis and will have registration rights.


                             Principal Stockholders

         The following table sets forth certain information as of September 24, 2001 with respect to the common stock ownership of:

         o those persons or groups known to beneficially own more than 5% of our voting securities;

         o        each director;

         o each executive officer whose compensation exceeded $100,000 in 2000; and

         o        all current directors and executive officers as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. The information concerning the stockholders is based upon information furnished to us by these stockholders. Except as otherwise indicated, all of the shares of common stock are owned of record and beneficially and the persons identified have sole voting and investment power with respect to the shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is care of First Look Media, Inc., 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069.

                                                      Amount and Nature of                Percent of Class
Name of Beneficial Owner                              Beneficial Ownership                of Voting Securities
----------------------------------------------------- ----------------------------------- ------------------------------
Christopher J. Cooney                                           7,830,430 (1)                         59.2%
c/o Rosemary Street Productions, LLC
222 East 44th Street
New York, New York 10017

Robert B. Little                                                 1,864,406(2)                         18.1%

William F. Lischak                                                292,900(3)                          3.0%

Jeffrey Cooney                                                  7,830,430(1)                         59.2%
c/o Rosemary Street Productions, LLC
222 East 44th Street
New York, New York 10017

Stephen K. Bannon                                                  141,324(4)                          1.4%
c/o Jeffries Bannon
Media Fund LLC
11100 Santa Monica Blvd.
Los Angeles, California 90025

Scot K. Vorse                                                     146,323(5)                          1.4%
c/o 1863 Mango Way
Los Angeles, California 90049

Barry R. Minsky
c/o Wharton Capital Partners, Ltd.
545 Madison Avenue                                               990,735 (6)                          9.8%
New York, New York 10022

Joseph Linehan                                                      5,000(7)                           *
c/o The Union Labor Life Insurance Co.
111 Massachusetts Avenue, N.W.
Washington, DC 20001

Nicholas Bavaro                                                    25,000(8)                           *
c/o EUE/Screen Gems, Ltd.
222 East 44th Street
New York, New York 10017

(table continued on next page)
                                       79

(continuation of table)

Rosemary Street Productions, LLC                                 7,830,430(9)                         59.2%
222 East 44th Street
New York, New York 10017

Dolphin Offshore Partners, L.P.                                1,262,500(10)                         12.5%
c/o Dolphin Management
129 East 17th Street
New York, New York 10003

Wharton Capital Partners, Ltd.                                     690,735                            7.0%
545 Madison Avenue
New York, New York 10022

Ellen Dinerman Little                                            1,864,406(2)                         18.1%
c/o Savitsky & Co.
1901 Avenue of the Stars
Suite 1450
Los Angeles, California 90067

All current executive officers and directors as a               11,296,118(11)                        79.9%
group (9 persons)


-----------------------

*        Less than 1%

(1) Represents shares of common stock beneficially owned by Rosemary, of which Christopher J. Cooney is one of the two designated managers and president and of which Jeffrey Cooney is one of the two designated managers and creative director.

(2) Represents (i) 1,364,406 shares of common stock held by the Littles as community property in a revocable living trust, (ii) 250,000 shares of common stock issuable upon exercise of immediately exercisable options and (iii) 250,000 shares of common stock issuable upon exercise of immediately exercisable options granted to such person's spouse which generally only may be exercised by such person's spouse. Such person disclaims beneficial ownership of the shares subject to his or her spouse's options.

(3) Includes 43,340 shares of common stock issuable upon exercise of immediately exercisable options through August 31, 2001. Excludes 41,660 shares of common stock issuable upon exercise of options, 2,083 of which become exercisable during each of the next 20 months thereafter

(4) Includes 20,000 shares of common stock issuable upon exercise of immediately exercisable options. Excludes 5,000 shares of common stock issuable upon exercise of options that become exercisable in November 2001.

(5) Represents (i) 20,000 shares of common stock issuable upon exercise of immediately exercisable options and (ii) 126,323 shares of common stock contributed by Mr. Vorse to a revocable living trust for the benefit of Mr. Vorse's spouse. Excludes 5,000 shares of common stock issuable upon exercise of options that become exercisable in November 2001.

(6) Represents (i) 690,735 shares of common stock owned by Wharton Capital Partners Ltd., a New York corporation of which Mr. Minsky holds a 50% interest, (ii) 295,000 shares of common stock issuable upon exercise of immediately exercisable warrants, 95,000 of which are held by Mr. Minsky's spouse and (iii) 5,000 shares of common stock issuable upon exercise of immediately exercisable options.

(7) Represents 5,000 shares of common stock issuable upon exercise of immediately exercisable options.

(8) Represents (i) 20,000 shares of common stock issuable upon exercise of immediately exercisable warrants and (ii) 5,000 shares of common stock issuable upon exercise of immediately exercisable options.

(9) Includes (i) 1,809,942 shares of common stock issuable on conversion of immediately convertible Series A preferred stock and (ii) 1,613,810 shares of common stock issuable upon exercise of immediately exercisable warrants.

(10) Includes 328,000 shares of common stock issuable upon exercise of currently exercisable warrants. Information provided herein was obtained from a Schedule 13D/A, dated December 31, 1998 filed by Dolphin Offshore Partners, L.P. with the SEC.

(11) Includes shares referred to as being included in notes 1 through 8. Excludes shares referred to in such notes as being excluded.


                            Description of Securities

General

         We are authorized to issue 50,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

         Holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. The holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voted can elect all of our directors. Our board of directors is divided into three classes, which means that only one class of directors is elected each year. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event we are liquidated or dissolved, holders of our common stock are entitled to receive all assets available for distribution to them. Holders of our common stock have no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock to be issued in the exchange offer as set forth in this prospectus will be, validly issued, fully paid and non-assessable.

Preferred Stock

         Our restated certificate of incorporation authorizes us to issue preferred stock with such designations, rights and preferences as may be determined by our board of directors. Accordingly, the board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the common stock holders. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control.

         Series A preferred stock

         We are authorized to issue 1,100,000 shares of Series A preferred stock. In June 2000, we sold 904,971 shares of our Series A preferred stock. Each share of Series A preferred stock is convertible at the holder's option, at any time prior to October 15, 2001, into two shares of our common stock. On October 15, 2001, any shares of Series A preferred stock that remain outstanding will automatically be converted.

         The Series A preferred stock ranks senior to our common stock and all other future capital stock that does not expressly provide for it to be senior to the Series A preferred stock and ranks equally with all capital stock created in the future that expressly provides for it to be on parity with the Series A preferred stock. We are not permitted to issue any senior securities without the consent of the holders of the Series A preferred stock. The Series A preferred stock has a liquidation preference over the common stock and holders of the Series A preferred stock will have pre-emptive rights to maintain their proportionate economic interest if we sell any additional common stock or convertible securities.

         Holders of the Series A preferred stock are entitled to vote on all matters on an as-converted basis. In addition, so long as any shares of Series A preferred stock is outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series A preferred stock, voting together as a single class, will be necessary to (i) amend, alter or repeal any provision of our restated certificate of incorporation or bylaws so as to adversely affect the Series A preferred stock; (ii) issue any additional preferred stock or create, authorize or issue any capital stock that ranks prior, whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise, to the Series A preferred stock; or (iii) redeem for cash any junior securities, subject to certain exemptions.

Warrants

         As of September 24, 2001, there were 4,500,000 warrants outstanding that were issued in connection with our initial public offering. Each of these warrants entitles the registered holder to purchase one share of our common stock for $5.00 at any time until February 16, 2002. We may call all of these warrants for redemption with the consent of GKN Securities Corp., the underwriter of our initial public offering, at a price of $.01 per warrant at any time upon not less than 30 days' notice to the warrant holders if the last sale price of our common stock has been at least $8.50 per share for the 20 consecutive trading days ending on the third day prior to the date on which the notice of redemption is given.

         The exercise price, number of shares of common stock issuable upon exercise of the warrants and redemption price are subject to adjustment in some circumstances including a stock dividend, recapitalization, reorganization, merger or consolidation. However, the warrants are not subject to adjustment for issuance of common stock at a price below the exercise price of the warrants.

         We have the right, in our sole discretion, to decrease the exercise price of the warrants for a period of not less than 30 days on not less than 30 days' prior written notice to the warrantholders. In addition, we have the right, in our sole discretion, to extend the expiration date of the warrants on five business days' prior written notice to the warrantholders.

         No fractional shares will be issued upon exercise of the warrants. Fractional shares will be rounded up to the nearest whole share based upon the aggregate number of warrants tendered by the holder or its agent in the exchange offer.

Other warrants

         In October 1996, we issued warrants to purchase 62,500 shares of our common stock. These warrants are exercisable at $5.00 per share and expire on October 31, 2003.

         In connection with the June 2000 private placement, we issued warrants to purchase 2,313,810 shares of our common stock. We also issued warrants to purchase 600,000 shares of our common stock to individuals as compensation for services rendered in connection with the securities purchase. We also issued warrants to purchase 75,000 shares of common stock to an individual in consideration of his consent to the assignment by Rosemary Street to us of his first look agreement. All of these warrants are exercisable at $3.40 per share and expire on June 19, 2005.

Anti-takeover effect of various provisions of Delaware corporate law and our restated certificate of incorporation and bylaws.

         Our restated certificate of incorporation, bylaws and sections of Delaware corporate law contain provisions that may discourage a third party from pursuing a non-negotiated takeover of our company because they have the effect of delaying, deterring or preventing a change in our control. These provisions may have an adverse impact on the price of our securities that are traded in the public market. Our restated certificate of incorporation authorizes the issuance of blank check preferred stock with rights and preferences as may be determined from time to time by our board of directors, without stockholder approval. If issued, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control even though such an attempt might be economically beneficial to our stockholders. Our restated certificate of incorporation also provides for a staggered board of directors. We are subject to provisions of the Delaware corporate law, which, subject to certain exceptions, will prohibit us from engaging in any business combination with a person who, together with affiliates and associates, owns 15% or more of our common stock for a period of three years following the date that the person became a 15% or greater stockholder, unless the business combination is approved in a prescribed manner as was the merger. These provisions of Delaware corporate law and of our restated certificate of incorporation and bylaws may have the effect of delaying, deterring or preventing a change in control, may discourage bids for our common stock at a premium over market price and may adversely affect the market price, and the voting and other rights of the holders, of our common stock. In addition, the acceleration of vesting of options granted under our stock option plans in the event of a change in our ownership or control may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.


             Certain United States Federal Income Tax Considerations

         The following discussion is a general summary of the United States federal income tax consequences to holders of warrants tendering their warrants pursuant to the exchange offer. The exchange offer will not affect the United States federal income tax treatment of holders who do not participate in the exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, administrative pronouncements and judicial decisions, all as in effect and existing on the date hereof and all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought by the Company.

         This summary applies only to those holders who have held our warrants and will hold our common stock received in exchange therefor as capital assets pursuant to Section 1221 of the Code, and does not address the federal income tax consequences to holders who are subject to special rules (such as insurance companies, financial institutions, tax-exempt organizations and broker-dealers) or special rules with respect to integrated transactions (such as certain hedging transactions) or certain straddle transactions.

         As used in the discussion which follows, the term "U.S. Holder" means a beneficial owner of warrants that is:

         o        a citizen or resident of the United States;

         o a corporation, partnership or other entity created or organized under the laws of the United States or any of its political subdivisions;

         o a trust that (x) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

         o an estate that is subject to U.S. federal income tax on its income regardless of its source.

The term "Non-U.S. Holder" means a holder of warrants that is, for United States federal income tax purposes, not a U.S. Holder.


Tax consequences to U.S. Holders

         We believe that the exchange of warrants for shares of common stock pursuant to the exchange offer will be treated as a tax free recapitalization and will result in the following federal income tax consequences to participating U.S. Holders of warrants:

         o No gain or loss will be recognized on the exchange of warrants for shares of common stock pursuant to the exchange offer;

         o The aggregate adjusted basis of the shares of common stock received in the exchange offer will be equal to the aggregate adjusted basis of the U.S. Holder's warrants exchanged for that common stock; and

         o The holding period for the shares of common stock received in the exchange offer will include the holding period of the U.S. Holder's warrants exchanged for the shares of common stock.


Tax consequences to Non-U.S. holders

         A Non-U.S. Holder similarly will not realize gain or loss on the exchange of their warrants for shares of our common stock pursuant to the exchange offer.


         All holders are advised to consult their tax advisors as to the specific federal, state, local and foreign tax consequences of their participation in the exchange offer.

                                  Legal Matters

         The validity of the common stock offered hereby is being passed upon for us by Graubard Miller, New York, New York.


                                     Experts

         The financial statements as of December 31, 2000 and 1999, and for each of the three years ended December 31, 2000 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         In connection with the exchange offer, we have filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC. We have also filed with the SEC a Schedule TO pursuant to the Securities Exchange Act of 1934 in connection with the exchange offer. This prospectus is part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information included in the registration statement or the Schedule TO. For further information about us, our securities and the exchange offer, you may refer to the registration statement, the Schedule TO, and the respective exhibits and schedules. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described above.

                          INDEX TO FINANCIAL STATEMENTS


        Audited Financial Statements for the Year Ended December 31, 2000

                                                                    Page Number
                                                                    -----------

Report of Independent Accountants                                          F-1

Consolidated Financial Statements:

Consolidated Balance Sheets - December 31, 2000
  and 1999                                                                 F-2

Consolidated Statements of Operations - Years Ended
  December 31, 2000, 1999 and 1998                                         F-3

Consolidated Statements of Cash Flows -
  Years Ended December 31, 2000, 1999 and 1998                             F-4

Consolidated Statements of Shareholders' Equity - Years
  Ended December 31, 2000, 1999 and 1998                                   F-5

Notes to Consolidated Financial Statements                          F-6 - F-16


     Unaudited Financial Statements for the Six Months Ended June 30, 2001

Consolidated Balance Sheets (unaudited)for the six months ended
  June 30, 2001                                                           F-17

Consolidated Statements of Operations (unaudited) for the
  six months ended June 30, 2001 and June 30, 2000                        F-18

Consolidated Statements of Cash Flows (unaudited) for the
  six months ended June 30, 2001 and June 30, 2000                        F-19

Consolidated Statements of Comprehensive Income
(unaudited) for the  six months ended
June 30, 2001 and June 30, 2000                                           F-20

Notes to Consolidated Financial Statements (unaudited)             F-21 - F-22

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors and
   Shareholders of First Look Media, Inc.
   (formerly known as Overseas Filmgroup, Inc.):

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 53 present fairly, in all material respects, the financial position of First Look Media, Inc. (formerly known as Overseas Filmgroup, Inc.) and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, in 2000 the Company changed its film accounting method.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 16, 2001

FIRST LOOK MEDIA, INC.
(formerly known as Overseas Filmgroup, Inc.)
CONSOLIDATED BALANCE SHEETS
                                                         Year Ended December 31,
                                                             2000        1999
                                                        -----------------------
                                                              (in thousands)
                                     ASSETS:
Cash and cash equivalents                                  $    832    $    270
Restricted cash                                                   -          88
Accounts receivable, net of allowance
  for doubtful accounts of $1,100,000                        26,583      30,089
Related party receivable                                          -         149
Investment available for sale                                     -       2,908
Film costs, net of accumulated amortization                  13,393      28,364
Other assets                                                  1,472         779
                                                        -----------------------
     Total assets                                          $ 42,280    $ 62,647
                                                        =======================

                   LIABILITIES AND SHAREHOLDERS' EQUITY:
Accounts payable and accrued expenses                      $  1,411    $  1,147
Accrued interest payable                                        174         273
Deferred revenue                                                 87         919
Payable to producers                                         23,587      22,462
Notes payable                                                 7,116      19,764
Payable to related parties                                        -       1,335
Note payable to shareholders                                      -       1,989
Deferred income taxes                                             -       1,459
                                                        -----------------------
     Total liabilities                                       32,375      49,348
                                                        -----------------------

Commitments and contingencies (Note 10)

Shareholders' equity:
Preferred stock, $.001 par value, 10,000,000
  and 2,000,000 shares authorized at
  December 31, 2000 and 1999, respectively;
  904,971 and 0 shares issued and
  outstanding at December 31, 2000 and
  1999, respectively (Liquidation
  preference of $3,846,271)                                       1           -

Common stock, $.001 par value, 50,000,000 and
  25,000,000 shares authorized at December 31,
  2000 and 1999, respectively; 9,848,906 and
  6,340,305 shares issued at December 31, 2000
  and 1999, respectively; 9,803,906 and 6,295,305
  shares outstanding at December 31, 2000 and 1999,
  respectively                                                   10           6
Additional paid-in capital                                   30,675      12,107
Accumulated deficit                                         (20,694)       (204)
Accumulated other comprehensive income                            -       1,477
Treasury stock at cost, 45,000 shares                           (87)        (87)
                                                          ---------------------
Total shareholders' equity                                    9,905      13,299
                                                          ---------------------
     Total liabilities and shareholders' equity            $ 42,280    $ 62,647
                                                          =====================

The accompanying notes are an integral part of these statements.

FIRST LOOK MEDIA, INC.
(formerly known as Overseas Filmgroup, Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Year Ended December 31
                                                  2000        1999        1998
                                                  ----        ----        ----
                                         (in thousands except per share amounts)
Revenues                                         $ 22,625   $ 33,784   $ 25,585
Expenses:
     Film costs                                    16,850     30,888     21,015
     Distribution and marketing                     4,774       --         --
     Selling, general and administrative            6,473      2,983      2,960
                                                   ------     ------      -----

     Total expenses                                28,097     33,871     23,975
                                                  -------    -------     ------
         (Loss) income from operations             (5,472)       (87)     1,610
                                                  -------    -------     ------
     Other income (expense):
         Interest income                               27          7         27
         Interest expense                          (1,571)    (2,019)    (1,644)
         Other income                                 786        110        119
                                                  -------    -------     ------
               Total other expense                   (758)    (1,902)    (1,498)
                                                  -------    -------     ------
     (Loss) income before income taxes
         and cumulative effect
         of accounting changes                     (6,230)    (1,989)       112

     Income tax provision (benefit)                   137       (736)        53
                                                  -------    -------     ------
     (Loss) income before cumulative
        effect of accounting changes               (6,367)    (1,253)        59

     Cumulative effect of accounting
        changes (net of income taxes)             (14,123)         -          -
                                                  -------    -------     ------

               Net (loss) income                 $(20,490)  $ (1,253)    $   59
                                                 ========   ========     ======
     Basic and diluted (loss) income per
      share:
     (Loss) income before cumulative
        effect of accounting changes             $  (0.78)  $  (0.21)  $   0.01

     Cumulative effect                              (1.74)         -          -
                                                  -------    -------     ------
     Net (loss) income                           $  (2.52)  $  (0.21)  $   0.01
                                                 ========   ========   ========
     Weighted average number of common
       shares outstanding                           8,131      5,990      5,732
                                                 ========   ========   ========

The accompanying notes are an integral part of these statements.

FIRST LOOK MEDIA, INC.
(formerly known as Overseas Filmgroup, Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      Year Ended December 31,
                                                                     2000      1999       1998
                                                                     ----      ----       ----
Cash flows from operating activities:                                    (in thousands)
Net (loss) income                                                 $(20,490)  $ (1,253)  $     59
Adjustments to reconcile net (loss) income to net cash
  (used in) provided by operating activities
     Cumulative effect of accounting changes                        15,582          -          -
     Film costs                                                     16,850     14,340     21,014
     Additions to film costs                                        (2,865)   (13,700)   (20,277)
     Payments to producers                                         (13,472)    13,282      4,727
     Equity based charge                                                 -         24          -
     Capital gains and other non-cash income                          (625)         -          -
     Change in assets and liabilities:
       Accounts receivable                                           3,506    (10,364)    (5,308)
       Related party receivables                                       149          -        132
       Other assets                                                   (693)      (145)       136
       Accounts payable and accrued expenses                          (485)        87        728
       Deferred income taxes                                        (1,459)      (874)      (169)
       Deferred revenue                                               (832)       786       (668)
                                                                   -------     ------    -------
             Net cash (used in) provided by operating activities    (4,833)     2,183        374
                                                                   -------     ------    -------
Cash flows from investing activities:
     Sale of marketable securities                                   2,056          -          -
                                                                   -------     ------    -------
             Net cash provided by investing activities               2,056          -          -
                                                                   -------     ------    -------
Cash flows from financing activities:
     Issuance of equity instruments, net of expenses                16,420          -          -
     Investment by significant shareholder                             130          -          -
     Net pay down under credit facility                            (11,554)    (1,960)    (3,129)
     Net (pay down) borrowings of subordinated note payable         (1,095)      (289)     2,000
     Net (pay down) issuance of note payable to shareholders          (650)      (273)       101
     Decrease in restricted cash position                               88         71         13
                                                                   -------     ------    -------
             Net cash provided by (used in) financing activities     3,339     (2,451)    (1,015)
                                                                   -------     ------    -------
Net increase (decrease) in cash and cash equivalents                   562       (268)      (641)

Cash, cash equivalents at beginning of period                          270        538      1,179
                                                                   -------     ------    -------
Cash, cash equivalents at end of period                           $    832   $    270   $    538
                                                                  ========   ========    =======
Supplemental disclosure of cash flow information: Cash
  paid during the period  for:
     Interest                                                     $  1,875   $  2,199   $  1,763
                                                                  ========   ========   ========
     Income taxes                                                 $      6   $     22   $     12
                                                                  ========   ========   ========
     Foreign withholding taxes                                    $    131   $    196   $    117
                                                                  ========   ========   ========
Non-cash financing activities:
     Contribution of capital by significant shareholder           $  2,023   $      -   $      -
                                                                  ========   ========   ========

The accompanying notes are an integral part of these statements

FIRST LOOK MEDIA, INC.
(formerly known as Overseas Filmgroup, Inc.)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

                                                                                                 Accumulated              Total
                                                                      Additional   Accumulated      Other                 Share-
                                 Preferred Stock      Common Stock      Paid-in     (Deficit)   Comprehensive Treasury    holders'
                                 Number    Amount   Number    Amount    Capital     Earnings       Income      Stock      Equity
                                 ------    -----    ------    ------    -------      ---------    ------------ -------    ---------
Balance at December 31, 1997          -    $    -    5,778     $   6    $  10,652      $    990      $      -  $  (87)    $  11,561

Net income                            -         -        -         -            -            59             -        -           59
                                ----------------------------------------------------------------------------------------------------
Balance at December 31, 1998          -         -    5,778         6       10,652         1,049             -     (87)       11,620

Issuance of common stock              -         -      563         -        1,431             -             -        -        1,431

Equity based charge                   -         -        -         -           24             -             -        -           24

Comprehensive income:

Unrealized holding gain in
  investments available for
  sale                                -         -        -         -            -             -         1,477        -        1,477

Net loss                              -         -        -         -            -       (1,253)             -        -       (1,253)
                                                                                                                         -----------
Total comprehensive income                                                                                                      224
                                ----------------------------------------------------------------------------------------------------
Balance at December 31, 1999          -         -    6,341         6       12,107         (204)         1,477     (87)       13,299

Issuance of common stock,
  preferred stock and
  warrants                          905         1    5,097         5       16,414             -             -        -       16,420

Retirement of common stock            -         -   (1,589)       (1)           1             -             -        -            0

Forgiveness of notes payable,
  accrued expenses and
  contribution of capital             -         -        -         -        2,153             -             -        -        2,153

Comprehensive income:

Reversal of unrealized
  holding gain upon
  sale of investment
  available for sale                  -         -        -         -            -             -        (1,477)        -      (1,477)

Net loss                              -         -        -         -            -       (20,490)            -         -     (20,490)
                                                                                                                         -----------
Total comprehensive income                                                                                                  (21,967)
                                ----------------------------------------------------------------------------------------------------
Balance at December 31, 2000        905     $   1    9,849     $  10    $  30,675    $  (20,694)     $      -   $   (87)   $  9,905
                                ====================================================================================================

The accompanying notes are an integral part of these statements

FIRST LOOK MEDIA, INC.
(formerly known as Overseas Filmgroup, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS:

First Look Media, Inc. (formerly known as Overseas Filmgroup, Inc.) ("Company") is principally involved in the acquisition and worldwide license or sale of distribution rights to independently produced motion pictures. Certain motion pictures are directly distributed by the Company in the domestic theatrical market under the name "First Look Pictures", and in the domestic video market under the name "First Look Home Entertainment". As stated in Note 12, subsequent to December 31, 2000, the Company has expanded its operations to include the production of television commercials.

As stated in Note 3, in June 2000, the Company entered into a Securities Purchase Agreement with Rosemary Street Productions, LLC ("Rosemary Street") under which Rosemary Street purchased from the Company certain equity instruments for cash consideration of $17 million.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements of the Company include the financial position, results of operations and cash flows of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Revenues

Revenues from nonrefundable guarantees payable by sub-distributors are recognized when the film becomes available for release and certain other conditions are met in accordance with Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). Amounts received in advance of the film being available are recorded as deferred revenue. Revenues from direct theatrical distribution of films are recognized on the dates of exhibition. Revenues from home video market are recognized, net of a reserve for returns, upon availability of product to retailers.

Film Costs and Amortization

The Company accounts for film costs in accordance with SOP 00-2. Film costs include the direct costs of acquiring and producing motion picture product. Capitalized costs, which include interest, are amortized using the individual film forecast method whereby expense is recognized in the proportion that current year revenues for each film bear to management's estimate of ultimate revenues. Film costs are stated at the lower of net unamortized cost or net realizable value.

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 00-2, which replaces SFAS No. 53. SOP 00-2 was adopted for the Company's fiscal year beginning January 1, 2000. SOP 00-2 establishes new accounting standards for producers or distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. Under the new standard, all exploitation costs such as advertising and marketing costs for theatrical and television products will be expensed as incurred, whereas under the previous standards, these costs were capitalized and amortized over the products' lifetime revenues. In addition, the new standard requires that development costs for abandoned projects be charged directly to expense rather than being included in production overhead and reestablished as film costs. The Company elected early adoption of SOP 00-2 and, as a result, in the fiscal quarter ended June 30, 2000, a cumulative charge for the change in accounting principle of $15,582,000 ($14,123,000 net of income taxes) has been reflected in the Company's Consolidated Statement of Operations for the year ended December 31, 2000. Under SOP 00-2, the Company recorded additional operating expense of $888,000 for the year ended December 31, 2000.

Payables to Producers

The Company accounts for participations due to producers in accordance with SOP 00-2. Management's estimate of ultimate participations is accrued as an expense using the individual film forecast method whereby expense is recognized in the proportion that current year revenues for each film bear to management's estimate of ultimate revenues. In the year ending December 31, 2001, management expects to make payments of approximately $14,000,000 to settle payable to producer liabilities outstanding at December 31, 2000.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents. The carrying value of the Company's cash and cash equivalents approximate fair value due to their short-term nature.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of assets, which range from 5 to 7 years using the straight line method. Leasehold improvements are amortized over the shorter of the useful lives of assets or the term of the lease.

Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. If such assets are considered impaired, the amount of the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset, fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset. The Company has identified no such impairment losses.

Financial Instruments

The recorded value of the Company's cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and payable to producers approximate their fair value due to the relative short maturities of these instruments. The fair value of notes payable approximates the recorded value due to the stated interest rate on such instruments.

Segment Reporting

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information" for the year ended December 31, 2000. SFAS No. 131 establishes standards for the way companies report information about operating segments in interim and annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company's management has determined that the Company operated within one discrete reportable business segment for the years ended December 31, 2000, 1999 and 1998.

Income Taxes

The Company records income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". The standard requires, among other provisions, an asset and liability approach to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Basic and Diluted Income (Loss) Per Share

Basic and diluted net income(loss) per share is computed by dividing the net income(loss) applicable to common stockholders by the weighted average number of shares of common stock and common equivalent shares outstanding. Common equivalent shares related to stock options, warrants and convertible preferred stock have been excluded from the computation because their effect is anti-dilutive.

The following table sets forth common stock equivalents (potential common stock) that are not included in the diluted net income(loss) per share calculation above because their effect would be anti-dilutive for the periods indicated:

                                            Year Ended December 31,
                                            -----------------------
                                       2000           1999           1998
                                       ----           ----           ----
Weighted average common stock
  equivalents:
     Convertible preferred stock       904,971               0             0
     Stock options                   1,546,377       2,310,722     2,244,274
     Warrants                        6,118,319       4,562,500     4,562,500

Accounting for Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation ("FIN") No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Option Award Plans an Interpretation of APB Opinions No. 15 and 25" and complies with the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost, if any, is recognized over the respective vesting period based on the difference, if any, on the date of grant, between the fair value of the Company's common stock and the grant price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that are issued to other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." In March 2000, the Financial Accounting Standards Board issued FIN No. 44, "Accounting for Certain Transactions involving Stock Compensation." FIN No. 44 provides guidance for issues arising in applying APB No. 25. FIN No. 44 applies specifically to new awards, exchanges of awards in a business combination, modification to outstanding awards, and changes in grantee status that occur on or after July 1, 2000, except for the provisions related to repricing and the definition of an employee which apply to awards issued after December 15, 1998. The Company's financial statements have been prepared under the guidance provided by FIN No. 44.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company places its cash with a financial institution and, at times, such amounts may be in excess of the FDIC insurance limits. Concentration of credit risk associated with accounts receivable is limited due to the large number of customers, as well as their dispersion across geographic areas. The Company performs credit evaluations of its customers and generally does not require collateral. As of December 31, 2000, two customers had outstanding balances of 10% or more ($3.5 million and $3.2 million, respectively) of the Company's total accounts receivable.

Comprehensive Income

The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Guidance

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB delayed the effective date of the standard, which will now be effective for the Company's fiscal year beginning January 1, 2001. If the Company enters into derivative transactions in the future, SFAS No. 133 will require the Company to record all derivatives on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as offsets to the changes in fair value of related hedged assets, or deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The impact of SFAS No. 133 on the Company's financial statements will depend on a variety of factors, including the extent of the Company's future hedging activities, the types of hedging instruments used and the effectiveness of such instruments. Management does not expect the impact of adopting SFAS No. 133 on the Company's financial statements to be significant.

Reclassifications

Certain reclassifications have been made to amounts reported in prior periods to conform with the current year presentation.

NOTE 3 - AGREEMENT WITH ROSEMARY STREET PRODUCTIONS, LLC:

In June 2000, the Company consummated a Securities Purchase Agreement with Rosemary Street in which the Company sold to Rosemary Street for an aggregate cash price of $17,000,000 (i) 5,097,413 shares of common stock, (ii) 904,971 shares of Series A convertible preferred stock and (iii) five-year warrants to purchase up to 2,313,810 shares of common stock for an exercise price of $3.40 per share. Expenses associated with this issuance of stock and warrants totaled $580,000 through December 31, 2000. As of December 31, 2000, Rosemary Street owned approximately 53.5% of the Company's voting securities.

In accordance with the terms of the Securities Purchase Agreement with Rosemary Street, Robert B. Little and Ellen Dinerman Little (collectively, "the Littles"), former co-chairs of the Board of Directors, co-chief executive officers and significant stockholders of the Company, forgave outstanding notes payable and other payables of $2,023,000 and contributed to capital $130,000 in cash and 1,588,812 shares of common stock. Pursuant to the agreement, the Company paid the Littles $1,430,000 to settle remaining outstanding notes payable and other payables.

NOTE 4 - MARKETABLE SECURITIES:

In July 1999, the Company and broadcast.com entered into an agreement whereby broadcast.com was granted the right to exhibit, via the Internet, certain films owned by the Company. Additionally, broadcast.com received 562,527 shares of the Company's common stock in consideration for 11,302 shares in broadcast.com.

In July 1999, the Company received 17,454 shares of common stock of Yahoo!, Inc. ("Yahoo!"), reflecting a 2 for 1 stock split, in exchange for its shares of broadcast.com, following Yahoo!'s acquisition of broadcast.com

The Company accounted for its investment in Yahoo! under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The investment in Yahoo! was classified as an available-for-sale security and was carried on the balance sheet at fair value.

During 2000, the Company sold all its shares of Yahoo! common stock for approximately $2,056,000.

NOTE 5 - FILM COSTS:

Film costs consist of the following:
                                                         December 31,
                                                    2000              1999
                                                    ----              ----
                                                       (in thousands)
Film costs in release net of accumulated
  amortization                                    $ 11,702         $ 26,433
Films costs not yet available for release            1,691            1,931
                                                  --------         --------
                                                  $ 13,393         $ 28,364
                                                  ========         ========

Interest costs capitalized to films were $186,000, $303,000 and $649,000 during the years ended December 31, 2000, 1999 and 1998, respectively. Based on the Company's estimates of projected gross revenues as of December 31, 2000, approximately 28% and 81% of unamortized film costs applicable to films in release, are expected to be amortized during the next year and next three years, respectively.

NOTE 6 - NOTES PAYABLE:

Notes payable consist of the following:

                                                       December 31,
                                                  2000               1999
                                                  ----               ----
                                                      (in thousands)
Chase Credit Facility                           $ 6,500             $   -
Coutts/Bankgesellschaft Credit Facility               -            18,053
Subordinated Note Payable                           616             1,711
                                                -------            ------
                                                $ 7,116          $ 19,764
                                                =======          ========

Concurrently with the consummation of the Securities Purchase Agreement with Rosemary Street (Note 3), the Company entered into a five year $40 million revolving credit facility (of which $33 million has been committed) with The Chase Manhattan Bank and other commercial banks and financial institutions (the "Chase Credit Facility"). A portion of the proceeds from this new credit facility were used to refinance outstanding loans and accrued interest under the Company's previous credit facility with Coutts & Co. and Bankgesellschaft Berlin A.G. (the "Coutts/Bankgesellschaft Credit Facility"). The remaining proceeds will be available to finance the Company's production, acquisition, distribution and exploitation of motion pictures, and for working capital and general corporate purposes, including the Company's planned expansion into television commercial production (Note 12).

The amounts drawn down under the Chase Credit Facility bear interest, as the Company may select, at rates based on either LIBOR plus 2% or a rate per annum equal to the greater of (a) the Prime Rate plus 1%, (b) the Base CD Rate plus 2% and (c) the Federal Funds Effective Rate plus 1.5% (as these terms are defined in the Chase Credit Facility Agreement). In addition to an annual management fee of $125,000, the Company pays a commitment fee on the daily average unused portion of the Chase Credit Facility at an annual rate of 0.5%. Upon entering the Chase Credit Facility, the Company was required to pay a one-time fee of approximately $848,000. The Chase Credit Facility Agreement also restricts the creation or incurrence of indebtedness and the issuance of additional securities. The Chase Credit Facility is collateralized by all tangible and intangible assets, and future revenues of the Company.

In May 2001, the Company entered into an amendment to the Chase Credit Facility, pursuant to which the requisite lenders agreed, effective as of the date of the amendment, to:

         o permit the Company to obtain financing for one film from another lender;
         o increase the Company's overhead allowance from $5 million to $7.25 million; and
         o reduce the minimum level of Consolidated Net Worth (as defined in the credit agreement) that the Company is required to maintain from $28 million to $22 million.

As of December 31, 2000, the Company was not in compliance with the overhead and net worth covenants of the credit agreement as in effect prior to the amendment. Such non-compliance has been waived by the requisite lenders under the credit agreement.

In addition to the amounts outstanding under the Chase Credit Facility Agreement, during 1998 the Company borrowed $2,000,000 from another lender, the proceeds of such loan were used to acquire rights to a particular film. This subordinated note bears interest at the Prime Rate plus 1.5% and is collateralized by amounts due under distribution agreements from the specific film. The subordinated note matures on May 29, 2001.

NOTE 7 - INCOME TAXES:

The components of the provision for income taxes on earnings before income taxes are as follows:

                                 Years ended December 31,
                                 ------------------------
                                  2000           1999          1998
                                  ----           ----          ----
                                            (in thousands)
    Current
      State                      $     6        $     -       $    53
      Foreign withholding            131              -           117
                                 -------        --------      -------
                                       -              -           170
                                 -------        --------      -------
    Deferred
      State                            -           (60)          (49)
      Federal                          -          (676)          (68)
                                 -------        --------      -------
                                                  (736)         (117)
                                 -------        --------      -------
                                $    137       $  (736)       $   53
                                ========       =========      =======

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory income tax rates to income (loss) before taxes and cumulative effect of accounting changes, as a result of the following differences:

                                     2000        1999          1998
                                     ----        ----          ----
Federal statutory rate             (34.0)%      (34.0)%        34.0%

State taxes, net of federal
  benefit and income not
  subject to tax                   (3.0)%        (3.0)%         3.0%

Deferred tax asset valuation
  allowance                         37.0%           -             -

Non-deductible portion of
  officers' life insurance             -            -           8.0%

Other                                2.2%           -           2.0%
                                 -------      -------        ------
                                     2.2%       (37.0)%        47.0%
                                 =======      =======         ======

The deferred taxes relate primarily to differences arising from the amortization of film costs for book and tax purposes and the benefits associated with tax loss and foreign withholding tax credit carryforwards. The foreign withholding taxes are substantially recouped from the producers' share of revenue.

The Company has provided a valuation allowance for the full amount of its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards cannot be sufficiently assured at December 31, 2000.

At December 31, 2000, the Company had net operating losses for both federal and state income tax purposes of approximately $9,957,000 and $9,906,000, respectively, which expire at various dates between 2014 and 2015, respectively. The net operating losses can be carried forward to offset future taxable income, if any. Utilization of the carryforwards may be subject to utilization limitations which may inhibit the Company's ability to use carryforwards in the future.

NOTE 8 - SHAREHOLDERS' EQUITY:

Common Stock

During 2000, the Company increased the number of authorized shares of common stock, $.001 par value, from 25,000,000 to 50,000,000 shares.

Preferred Stock

During 2000, the Company increased the number of authorized shares of preferred stock, $.001 par value, from 2,000,000 to 10,000,000 shares.

Series A Preferred Stock

In accordance with the terms of the Securities Purchase Agreement with Rosemary Street (Note 3), the Company issued 904,971 shares of Series A preferred stock. The Series A preferred stock has the following characteristics:

Voting - Each share of Series A preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred stock is then convertible. Holders of the Series A preferred stock vote together with common stockholders as one class.

Dividends - The holders of Series A preferred stock are not entitled to any dividends.

Liquidation Preference - In the event of any liquidation, dissolution or winding up of the affairs of the Company, the holders of the then outstanding Series A preferred stock shall receive for each share an amount equal to the liquidation value, payable in preference and priority to any payments made to the holders of the then outstanding common stock. The exercise of the liquidation preference is not beyond the control of the Company's management.

Conversion - Each share of Series A preferred stock, at the option of the holder, is convertible at any time into two shares of common stock. Conversion is automatic if by October 15, 2001, the convertible preferred stock is still outstanding. At December 31, 2000, 1,809,942 shares of the Company's common stock have been reserved for conversion.

Stock Option Plans

In October 1996, the Company's stockholders approved the 1996 Basic Stock Option and Stock Appreciation Rights Plan ("1996 Plan"), under which incentive and non-qualified stock options and stock appreciation rights may be granted to certain employees, directors, independent consultants and certain other persons who provide services to the Company to purchase up to a maximum of 550,000 shares of common stock. The 1996 Plan calls for annual grants to non-employee directors of 5,000 shares at an exercise price equal to the fair market value of the common stock on the date of grant, which is the date of the Annual Stockholders meeting. These options are exercisable one year after the date of grant and expire on the earlier of ten years from the date of grant or three years from the date on which the director ceases to be a director of the Company.

As part of the Securities Purchase Agreement with Rosemary Street (Note 3), the Company cancelled all outstanding stock options granted to the Littles. Under the terms of the Company's 1996 Special Stock Option Plan, the Littles held options to purchase up to 2.2 million shares of common stock at exercise prices ranging from $5.00 to $8.50 per share. These stock options were issued in 1996 and vested over a five-year period. The Company subsequently granted the Littles fully vested stock options to purchase 500,000 shares of common stock at an exercise price of $3.40 per share.

In November 2000, the Company's stockholders approved the 2000 Performance Equity Plan ("2000 Plan"), under which a total of 1,000,000 shares of common stock are available for grant to the Company's key employees, directors and independent consultants. Awards consist of stock options, restricted stock awards, deferred stock awards, stock appreciation rights and other stock-based awards, as described in the 2000 plan.

An aggregate of 1,550,000 shares of common stock were reserved for grant under the 1996 Plan and the 2000 Plan of which 1,220,000 shares were available for future grant at December 31, 2000.

The following table summarizes stock option transactions during the years ended December 31, 2000, 1999 and 1998:

                                                             Weighted Average
                                         Number of Shares     Price Per Share
                                        -----------------    ----------------
Balance, December 31, 1997                   2,240,000           $    6.73
1998:
              Granted                           20,000           $    1.88

Balance, December 31, 1998                   2,260,000           $    6.69
1999:
              Granted                          120,000           $    2.40

Balance, December 31, 1999                   2,380,000           $    6.48
2000:
              Cancelled                      2,200,000           $    6.78
              Granted                          650,000           $    3.20

Balance, December 31, 2000                     830,000           $    3.22

Exercisable at December 31, 2000               716,000           $    3.31

The following summarizes prices and terms of options outstanding at December 31, 2000:

                          Stock Option Outstanding
                          ------------------------
                                          Weighted Average   Number Exercisable
                     Number Outstanding      Remaining        at December 31,
Exercise Price      at December 31, 2000  Contractual Life         2000
--------------      --------------------  ----------------   -----------------
 $  1.50                50,000                10 yrs               20,000
 $  1.75                10,000                10 yrs                    0
 $  1.88                20,000              5.25 yrs               20,000
 $  2.25                20,000              5.75 yrs               20,000
 $  2.38                35,000              6.75 yrs               20,000
 $  2.44               100,000                 8 yrs              100,000
 $  3.40               575,000               4.5 yrs              516,000
 $  5.25                20,000              4.25 yrs               20,000
                      --------                                   --------
                       830,000              5.44 yrs              716,000
                      ========                                   ========

                                      F-13

The Company applies APB No. 25 and related interpretations to account for stock options granted to employees and directors. Had compensation cost been recognized pursuant to the fair value approach of SFAS No. 123, the Company's pro forma net loss and net loss per share applicable to common stockholders would have been as follows:

                                                 2000       1999        1998
                                              ---------   --------   ---------
                                                      (in thousands)
Net loss before cumulative effect of
  accounting changes:

     As reported                              $(6,367)    $(1,253)   $    59
     SFAS 123 pro forma                        (6,700)     (1,670)      (276)

Net loss:
     As reported                              (20,490)     (1,253)        59
     SFAS 123 pro forma                       (20,823)     (1,670)      (276)

Basic and diluted net loss per share:
     As reported
        Net loss before cumulative effect
          of accounting changes                 (0.78)      (0.21)       0.01
        Net loss                                (2.52)      (0.21)       0.01

     SFAS 123 pro forma
        Net loss before cumulative effect
          of accounting changes                 (0.82)      (0.28)      (0.05)
        Net loss                                (2.56)      (0.28)      (0.05)

The fair value of each stock option granted has been estimated on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:


Risk-free interest rate                       6.10%
Expected life (in years)                    4 years
Dividend yield                                   0%
Expected volatility                             50%

Warrants

In accordance with the terms of the Securities Purchase Agreement with Rosemary Street (Note 3), the Company granted Rosemary Street warrants to purchase 2,313,810 shares of common stock. The Company also granted warrants to purchase 600,000 shares of common stock to individuals as compensation for services rendered in connection with closing of the Securities Purchase Agreement. The Company also granted warrants to purchase 75,000 shares of common stock to an individual in consideration of his consent to the assignment by Rosemary Street to the Company of his first look agreement. These warrants have an exercise price of $3.40 per share, are fully vested, expire in June 2005 and remain unexercised at December 31, 2000.

In addition to the warrants issued pursuant to the Securities Purchase Agreement with Rosemary Street, at December 31, 2000, warrants to purchase 4,500,000 and 75,000 shares of common stock, issued in 1995 and 1996, at an exercise price of $5.00 per share remained unexercised. These warrants are fully vested and expire in February 2002 and October 2003, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS:

Through June 2000, Ellen Dinerman Little was employed by the Company as its co-chairman of the board, co-chief executive officer and president. In June 2000, the Company and Ms. Little terminated Ms. Little's existing employment agreement and the Company entered into a first look agreement with The Little Film Company, Inc. and Ms. Little. The agreement provides for a three-year term ending in June 2003. Pursuant to the first look agreement, The Little Film Company receives (i) an annual fee of $100,000; (ii) a discretionary revolving development fund of $100,000 for The Little Film Company's use in the option/acquisition of literary properties, engagement of writers and other customary development costs; and (iii) customary overhead, including office space, staff, telephone and reasonable travel costs. The Little Film Company also will be compensated on a project-by-project basis. The Company will have an exclusive "first look" on any project that The Little Film Company owns or controls or any project that it has the right to acquire or may wish to acquire for development or production. The Little Film Company will furnish the Company with the services of Ms. Little in connection with the development and possible production of theatrical motion pictures based upon accepted artist submissions meeting certain criteria.

In October 2000, the Company entered into a consulting agreement with Wharton Capital Partners Ltd. ("Wharton"). Barry Minsky, a director of the Company, is the chief executive officer and a 50% shareholder of Wharton. Under the agreement, Wharton received a one-time fee of $100,000, and is entitled to receive a monthly fee of $4,166 for 24 months starting in November 2000. According to the agreement, if Wharton introduces the Company to a financing source and the Company consummates any public or private equity and/or debt financing with the source during the term of the consulting agreement or during the two-year period following the expiration of the agreement, then the Company also will pay Wharton an amount equal to (i) 5% of all funds received by the Company from such public or private equity financing and (ii) 3% of all funds received by the Company from such public or private debt financing. Additionally, upon completion of an equity-based financing, the Company will issue to Wharton warrants to purchase shares of the Company's common stock equal to 5% of the common stock or common stock equivalents issued in the financing at an exercise price equal to 120% of the five-day average closing bid price prior to the closing of such financing. The warrants will be exercisable on a cashless basis and will have registration rights.

NOTE 10 - COMMITMENTS AND CONTINGENCIES:

As of December 31, 2000, the Company was committed to pay a minimum guarantee of approximately $281,000 contingent upon delivery of a film to the Company.

The Company leases office space and office equipment under various operating leases, which expire between 2001 and 2003. Total rental expense under these leases for the years ended December 31, 2000, 1999 and 1998 amounted to $255,000, $257,000, and $277,000 respectively. Minimum annual rental payments under non-cancelable leases are as follows:

         2001                               $259,000
         2002                                196,000
         2003                                  7,000

NOTE 11 - FOREIGN SALES AND SIGNIFICANT CUSTOMERS:

The Company's foreign revenues are summarized as follows:

                                              Years Ended December 31,
                                         2000          1999            1998
                                         ----          ----            ----
                                                  (in thousands)
Western Europe                         $ 9,289        $14,282        $ 9,723
Asia                                     1,999          1,701          1,298
Latin America                            1,139          1,610          1,316
Eastern Europe                             806            469            673
Other                                    1,775          4,775          4,125
                                       -------        -------        -------
                                       $15,008        $22,837        $17,135
                                       =======        =======        =======


Customers representing 10% or more of the Company's revenues accounted for $3,014,000 (one customer) for the year ended December 31, 2000, $3,500,000 (one customer) for the year ended December 31, 1999 and, $5,000,000 (one customer) for the year ended December 31, 1998.

NOTE 12 - SUBSEQUENT EVENTS:

         Since December 31, 2000, the Company has established a television commercial division to produce television commercials ("spots") for domestic and international markets. The Company has hired experienced management and supporting staff and has engaged directors of television commercial productions. The Company expects to begin producing television commercials in the second half of 2001. In May 2001, the Company entered into a sublease agreement ending on March 31, 2003 for its television commercial production operations for an annual rent of $108,000.

UNAUDITED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2001


                             FIRST LOOK MEDIA, INC.
                  (formerly known as Overseas Filmgroup, Inc.)
                           CONSOLIDATED BALANCE SHEETS

                                                                                      June 30,
                                                                                        2001
                                                                                        ----
                                                                                     (Unaudited)
                                                                                   (in thousands)

                                     ASSETS:
Cash and cash equivalents                                                        $         839
Accounts receivable, net of allowance for doubtful
  accounts of $1,100,000                                                                29,423
Film costs, net of accumulated amortization                                             15,148
Other assets                                                                             1,622
                                                                                 -------------
               Total assets                                                      $      47,032
                                                                                 =============

                      LIABILITIES AND SHAREHOLDERS' EQUITY:
Accounts payable and accrued expenses                                            $       1,529
Accrued interest payable                                                                   137
Deferred revenue                                                                           391
Payable to producers                                                                    24,164
Notes payable                                                                           11,450
                                                                                 -------------
               Total liabilities                                                        37,671
                                                                                 -------------

Shareholders' equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized; 904,971 shares
   issued and outstanding (Liquidation preference of $3,846,271)                             1
Common stock, $.001 par value, 50,000,000 shares authorized; 9,848,906
   shares issued; 9,803,906 shares outstanding                                              10
Additional paid in capital                                                              30,675
Accumulated deficit                                                                   (21,238)
Treasury stock at cost, 45,000 shares                                                     (87)
                                                                                 -------------
               Total shareholders' equity                                                9,361
                                                                                 -------------
               Total liabilities and shareholders' equity                        $      47,032
                                                                                 =============

The accompanying notes are an integral part of these consolidated financial statements.

                             FIRST LOOK MEDIA, INC.
                  (formerly known as Overseas Filmgroup, Inc.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                  Six Months Ended June 30,
                                                 -------------------------
                                                    2001              2000
                                                    -----             ----
                                             (in thousands except per share data)
 Revenues                                        $   20,001      $   10,460

Expenses:
   Film costs                                        14,580           8,008
   Distribution and marketing costs                   2,151           1,415

   Selling, general and administrative                3,394           1,889
                                                 -----------   -------------
     Total expenses                                  20,125          11,312
                                                 -----------  --------------
Loss from operations                                  (124)           (852)
                                                 -----------  --------------

Other income (expense):
   Interest income                                        8              10
   Interest expense                                   (516)         (1,062)
   Other income                                         107              88
                                                 -----------  --------------
     Net other expense                                (401)           (964)
Loss before income taxes and cumulative
    effect of accounting changes                      (525)         (1,816)
                                                 -----------  --------------

Income taxes                                             19              92
                                                 -----------  --------------

Loss before cumulative effect of accounting
     changes                                          (544)         (1,908)
Cumulative effect of accounting changes                   -        (14,123)
                                                 -----------  --------------

 Net loss                                        $    (544)   $    (16,031)
                                                 ===========  ==============

Basic and diluted loss per share:
---------------------------------
   Loss before cumulative effect of accounting
   changes                                           (0.06)          (0.30)
   Cumulative effect of accounting changes                -          (2.19)
                                                 -----------  --------------
   Net loss                                          (0.06)          (2.49)
                                                 ===========  ==============

Weighted average number of common share
outstanding                                          9,804           6,431
                                                 =========    ===============

The accompanying notes are an integral part of these consolidated financial statements.

                             FIRST LOOK MEDIA, INC.
                  (formerly known as Overseas Filmgroup, Inc.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                             Six Months Ended
                                                                 June 30,
                                                             2001         2000
                                                             ----         ----
                                                             (in thousands)
Cash flows used in operating activities:
   Net loss                                                $   (544)   $(16,031)
Adjustments to reconcile net loss to net
    cash used in operating activities:
    Cumulative effect of accounting changes                    --        14,123
    Film cost amortization                                   14,580         907
    Additions to film costs                                  (4,101)     (2,377)
    Payment to producers                                    (11,657)        --
Change in assets and liabilities:
    Accounts receivable                                      (2,840)      3,193
    Other assets                                               (150)     (1,341)
    Accounts payable and accrued expenses                        81        (451)
    Payable to producers                                       --        (1,596)
    Deferred income taxes                                      --        (1,459)
    Deferred revenue                                            304        (325)
                                                           --------    --------
        Net cash used in operating activities                (4,327)     (2,165)
                                                           --------    --------

Cash flows from financing activities:

       Sale of securities, net of expenses                      --       16,696
     Net borrowings (pay down) under credit facility          4,500     (12,553)
     Net pay down of subordinated note payable                 (166)       (182)
     Net pay down of note payable to related party             --          (650)
     Restricted cash position                                  --            75
                                                           --------    --------
        Net cash provided by financing activities             4,334       3,386
                                                           --------    --------
Net increase in cash and cash equivalents                         7       1,221
Cash and cash equivalents at beginning of period                832         270
                                                           --------    --------

Cash and cash equivalents at end of period                 $    839    $  1,491
                                                           ========    ========

Supplemental disclosure of cash flow information:
Cash paid during the period for:
    Interest                                               $    567    $  1,287
                                                           ========    ========
    Income taxes                                           $      6    $      6
                                                           ========    ========
    Foreign withholding taxes                              $     13    $     86
                                                           ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                             FIRST LOOK MEDIA, INC.
                  (formerly known as Overseas Filmgroup, Inc.)
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                   (Unaudited)


                                                  Six Months Ended June 30,
                                                  -------------------------
                                             2001               2000
                                             ----               ----
                                                 (in thousands)
Net loss                                  $     (544)       $   (16,031)
Unrealized holding loss on
investment available-for-sale                       -            (1,017)
                                          -----------     -------------
Total comprehensive loss                  $     (544)       $   (17,048)
                                          ===========     =============




 The accompanying notes are an integral part of these consolidated financial statements

                             FIRST LOOK MEDIA, INC.
                  (formerly known as Overseas Filmgroup, Inc.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

1. The accompanying unaudited consolidated financial statements of First Look Media, Inc. (formerly known as Overseas Filmgroup, Inc.) (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been reflected in these consolidated financial statements. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. Certain reclassifications have been made in the 2000 consolidated financial statements to conform to the 2001 presentation. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Consolidated Financial Statements").

2.       Film costs consist of the following:

                                                                      June 30, 2001
                                                                      -------------
                                                                     (in thousands)

         Film costs in release net of accumulated amortization        $      11,032
         Film costs not yet available for release                             4,116
                                                                      --------------
                                                                      $      15,148
                                                                      ==============



3. In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 establishes new accounting standards for producers or distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. Additionally, in June 2000, the Financial Accounting Standards Board ("FASB") issued Statement 139 ("SFAS 139") which rescinds FASB 53 on financial reporting by motion picture film producers or distributors. SFAS 139 requires public companies to follow the guidance provided by SOP 00-2. The Company adopted SOP 00-2 and, as a result, in the fiscal quarter ended June 30, 2000 recorded a one-time, pre-tax non-cash charge of $15,582,000 ($14,123,000 net of income taxes). This charge has been reflected in the Company's Consolidated Statements of Operations as a cumulative effect of accounting changes, effective January 1, 2000.

4.       Segment Information

         The Company manages its business in two operating segments: Motion Picture Distribution and Television Commercial Production. The segments were determined based upon the types of products and services provided and sold by each segment.

         The Motion Picture Distribution segment licenses, distributes, sells and otherwise exploits distribution rights to motion pictures. Activities include direct theatrical, video and DVD distribution in the U.S. as well as licensing of rights to other theatrical, video and DVD distributors and to pay, basic and free television broadcasters throughout the world. The Television Commercial Production segment produces commercials ("spots") for manufacturers and service providers who use the commercial to promote their products and services. The accounting policies of the segments are the same as those described above in the summary of significant accounting policies. There have been no inter-segment transactions during the reported period. The Company evaluates performance based on income or loss from operations before interest expense and taxes.

         Financial information by operating segment is set forth below:


                           Six Months Ended and as of June 30, 2001          Six Months Ended and as of June 30, 2001
                                   ----------------------------------------          ----------------------------------------
                                                (in thousands)                                    (in thousands)
                                                    Television                                     Television
                                   Motion           Commercial                       Motion        Commercial
                                  Pictures          Production         Totals        Pictures      Production       Totals
                                  ------------  ------------------- -------------  ------------- -------------   --------------

Revenues to external customers     $   20,001     $        -      $  20,001        $   10,460     $         -    $  10,460

Income (loss) from operations
   before interest and taxes              148           (272)         (124)             (852)               -        (852)
Total assets                           46,900             132        47,032            48,272               -       48,272


                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers

         Our restated certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by law.

         Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

         "Section 145. Indemnification of officers, directors, employees and agents; insurance.

         (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

         (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of the person's duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

         (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or
(2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

         (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees). (Last amended by Ch. 120, L. `97, eff. 7-1-97.)


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibits


Exhibit
Number            Description
-------           -----------

3.1 Restated Certificate of Incorporation. Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

3.2 Bylaws, as amended on June 20, 2000. Incorporated by reference to Exhibit 3.2 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

3.3               Certificate of Designations for Series A Preferred Stock.
                  Incorporated by reference to Exhibit 3.3 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

3.4               Amendment to our Restated Certificate of Incorporation.
                  Incorporated by reference to Exhibit 3.4 to our Annual Report on Form 10-K for the year ended December 31, 2000.

4.3 Warrant Agreement between Continental Stock Transfer & Trust Company and First Look Media. Incorporated by reference to
                  Exhibit 4.4 to our Registration Statement on Form S-1, Registration No. 33-83624.

4.4 Form of Warrant issued in our bridge financing. Incorporated by reference to Exhibit 10.l4 to our Registration Statement on Form S-1, Registration No. 33-83624.

4.5 Warrant, dated October 31, 1996, for Jefferson Capital Group, Ltd. to purchase shares of our common stock. Incorporated by reference to Exhibit 4.6 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

4.6 Form of Warrant dated June 20, 2000. Incorporated by reference to Exhibit 4.8 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

4.7               Letter of Transmittal.  Filed herewith.

5.1 Opinion of Graubard Miller (and related consent). Filed herewith.

10.1 Indemnity Agreement, dated October 31, 1996, between First Look Media and Ellen Dinerman Little. Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

10.2 Indemnity Agreement, dated October 31, 1996, between First Look Media and Robert B. Little. Incorporated by reference to
                  Exhibit 10.3 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

10.3 Indemnity Agreement, dated October 31, 1996, between First Look Media and William F. Lischak. Incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

10.4 Indemnity Agreement, dated October 31, 1996, between First Look Media and Stephen K. Bannon. Incorporated by reference to
                  Exhibit 10.5 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

10.5 Indemnity Agreement, dated October 31, 1996, between First Look Media and Scot K. Vorse. Incorporated by reference to
                  Exhibit 10.6 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

10.6 Indemnity Agreement, dated September 3, 1998, between First Look Media and Gary Stein. Incorporated by reference to
                  Exhibit 10.7 to our Annual Report on Form 10-K for the year ended December 31, 1998.

10.7 Indemnity Agreement, dated October 31, 1996, between First Look Media and Alessandro Fracassi. Incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K, dated October 25, 1996, filed with the SEC on November 12, 1996.

10.8              1996 Basic Stock Option and Stock Appreciation Rights Plan.
                  Incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K for the year ended December 31, 1996.

10.9 Lease Agreement dated April 21, 1987, as amended. Incorporated by reference to Exhibit 10.30 of our Annual Report on Form 10-K for the year ended December 31, 1996.

10.10 Amendment, dated April 1, 1997 to Lease Agreement, dated April 21, 1987. Incorporated by reference to Exhibit 10.31 of our Annual Report on Form 10-K for the year ended December 31, 1997.

10.11 Movie and Motion Picture Programming Agreement, dated July 19, 1999, between broadcast.com inc. and First Look Media. Incorporated by reference to Exhibit 10.34 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.*

10.12 Securities Purchase Agreement, dated May 3, 2000, between First Look Media and Rosemary Street Productions, LLC ("Rosemary Street"). Incorporated by reference to Exhibit
                  10.35 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.13 Assignment and Assumption Agreement between First Look Media and Rosemary Street. Incorporated by reference to Exhibit
                  10.36 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.14 Amended and Restated 1996 Special Stock Option Plan and Agreement among Robert Little, Ellen Little and First Look Media. Incorporated by reference to Exhibit 10.37 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.15 Stock Option Agreement between First Look Media and William Lischak. Incorporated by reference to Exhibit 10.38 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.16 Amended and Restated Employment Agreement between Robert Little and First Look Media. Incorporated by reference to
                  Exhibit 10.39 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.


10.17 Amended and Restated Employment Agreement between William Lischak and First Look Media. Incorporated by reference to
                  Exhibit 10.40 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.18 Employment Agreement between Christopher Cooney and First Look Media. Incorporated by reference to Exhibit 10.41 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.19 Employment Agreement between Jeffrey Cooney and First Look Media. Incorporated by reference to Exhibit 10.42 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.20 First Look Agreement between The Little Film Company, Inc. and First Look Media. Incorporated by reference to Exhibit 10.43 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.21 Note and Debt Contribution Agreement among Robert Little and Ellen Little and First Look Media. Incorporated by reference to Exhibit 10.44 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.22 Form of Management Letter between each of Robert Little and Ellen Little and First Look Media. Incorporated by reference to Exhibit 10.45 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.23 Voting Agreement among First Look Media, Rosemary Street, Robert Little, Ellen Little, MRCo., Inc., Christopher Cooney and Jeffrey Cooney. Incorporated by reference to Exhibit 10.46 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.24 Form of Credit, Security, Guaranty and Pledge Agreement, dated as of June 20, 2000, among First Look Media, as Borrower, the Guarantors named therein and the Lenders named therein, with The Chase Manhattan Bank, as Administrative Agent, and The Chase Manhattan Bank, as Issuing Bank (without schedules and exhibits). Incorporated by reference to Exhibit 10.47 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.25 Copyright Security Agreement, dated as of June 20, 2000 (without schedules and exhibits). Incorporated by reference to
                  Exhibit 10.48 to our Amended Current Report on Form 8-K/A, filed with the SEC on June 29, 2000.

10.26 Consulting Agreement, dated October 1, 2000, between First Look Media and Wharton Capital Partners, Ltd. Incorporated by reference to Exhibit 5 to the Schedule 13D filed by Wharton with the SEC on November 28, 2000.

10.27             2000  Performance  Equity Plan.  Incorporated by reference to
                  Exhibit 10.27 to our Annual Report on Form 10-K for the year ended December 31, 2000.

10.28 Amendment No. 1, dated May 16, 2001 to the Credit, Security and Pledge Agreement, dated as of June 20, 2000 among First Look Media, as Borrower, the Guarantors named therein and the Lenders named therein, with The Chase Manhattan Bank, as Administrative Agent, and The Chase Manhattan Bank, as Issuing Bank. Incorporated by reference to Exhibit 10.28 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

21                Subsidiaries of the Registrant. Incorporated by reference to
                  Exhibit 21 to our Annual Report on Form 10-K for the year ended December 31, 2000.

23                Consent of PricewaterhouseCoopers LLP.  Filed herewith.

24.1 Power of Attorney. Incorporated by reference to Post-Effective Amendment No. 1 to Form S-1 on Form S-4 filed with the SEC on February 13, 2001.


-----------------
*  Confidential treatment has been granted for portions of such exhibit.

Undertakings.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement of any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange SEC such indemnification is against public policy expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (5) That every prospectus: (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   Signatures


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California on September 28, 2001.



                                           FIRST LOOK MEDIA, INC.


                                           By:  /s/ William F. Lischak
                                              ----------------------------------
                                              William F. Lischak
                                              Chief Financial Officer,
                                              Chief Operating Officer
                                              and Secretary



         Pursuant to the requirements of the Securities Act 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                   Title                             Date
---------                   -----                             -----



         *                  Co-Chairman of the Board          September 28, 2001
---------------------       of Directors and Chief
Christopher J. Cooney       Executive Officer
                            (Principal Executive Officer)



         *                  Co-Chairman of the Board          September 28, 2001
--------------------        of Directors and President
Robert B. Little



/s/ William F. Lischak      Chief Operating Officer,          September 28, 2001
----------------------      Chief Financial Officer,
William F. Lischak          Secretary and Director
                            (PrincipalFinancial and
                            Accounting Officer)



          *                 Executive Vice President          September 28, 2001
-----------------------     - Creative Affairs
Jeffrey Cooney              and Director



                            Director
------------------------
Stephen K. Bannon



          *                 Director                          September 28, 2001
------------------------
Scot K. Vorse



          *                 Director                          September 28, 2001
------------------------
Barry R. Minsky

                            Director
------------------------
Joseph Lineham



          *                 Director                          September 28, 2001
------------------------
Nicholas Bavaro




*/s/ William F. Lischak
-----------------------
William F. Lischak,
As attorney-in-fact

                                                   Exhibit Index

Exhibit No.           Description of Document
-----------           -----------------------

4.7                   Letter of Transmittal

5.1                   Opinion of Graubard Miller

23.1                  Consent of PricewaterhouseCoopers LLP